UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Condomínio São Luiz Av. Presidente Juscelino Kubitschek, 1830 Torre I - 8º Andar - Itaim Bibi 04543-900 - São Paulo - SP - Brasil Tel: (5511) 2573-3000 ey.com.br

A free translation from Portuguese into English of Independent Auditor’s Report on interim financial information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB)

Independent auditor’s report on interim financial information

The Shareholders, Board of Directors and Officers

Telefônica Brasil S.A.

São Paulo - SP

We have reviewed the individual and consolidated interim financial information of Telefônica Brasil S.A., (“Company”), contained in the Quarterly Information Form (Informações Trimestrais - ITR) for the period ended on September 30, 2015, which comprise the balance sheet as at September 30, 2015 and the related statements of income and of comprehensive income for the three-month and nine-month period ended on September 30, 2015, and changes in equity and of cash flows for the nine-month period then ended, including other explanatory information. Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Standard CPC 21 (R1) Interim Financial Reporting (Demonstração Intermediaria) and with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information in conformity with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the Quarterly Information Form (ITR) referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of the Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Condomínio São Luiz Av. Presidente Juscelino Kubitschek, 1830 Torre I - 8º Andar - Itaim Bibi 04543-900 - São Paulo - SP - Brasil Tel: (5511) 2573-3000 ey.com.br

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim Value Added Statement for the nine-month period ended on September 30, 2015, prepared under management’s responsibility, whose presentation in the interim financial information is required by rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to preparation of the Quarterly Information Form (ITR), and as supplementary information under IFRS, which do not require Value Added Statement presentation. This statement has been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that it is not fairly presented, in all material respects, in relation to the overall accompanying interim financial information.

Audit of the balance sheet as of December 31, 2014 and review of the interim statements of income and of comprehensive income for three-month and nine-months period ended on September 30, 2014, and statements of changes in equity and of cash flows for the nine-month period ended on September 30, 2014.

The balance sheet as of December 31, 2014, presented for comparison purposes, was previously audited by other independent auditors, who issued an unmodified report dated February 12, 2015. In addition, the interim statements of income and of comprehensive income for three-month and nine-month period ended on September 30, 2014, and statements of changes in equity, of cash flows and of value added for the nine-month period ended September 30, 2014, presented for comparison purposes, were reviewed by other independent auditors, who issued an unmodified report dated November 10, 2014.

São Paulo, November 4, 2015

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Cássio de Oliveira Barbosa Accountant CRC-1SP269018/O-7	Héctor Ezequiel Rodríguez Padilla Accountant CRC-1SP299427/O-9

TELEFÔNICA BRASIL S. A.
Balance sheets
September 30, 2015 and December 31, 2014
(In thousands of reais)

		Company		Consolidated				Company		Consolidated
ASSETS	Note	09.30.15	12.31.14	09.30.15	12.31.14	LIABILITIES AND EQUITY	Note	09.30.15	12.31.14	09.30.15	12.31.14

Current assets		16,072,988	14,754,381	19,033,030	15,517,368	Current liabilities		16,713,652	16,102,171	20,543,719	16,011,006
Cash and cash equivalents	4	5,293,875	3,835,304	6,315,241	4,692,689	Personnel, charges and social benefits	14	517,996	585,770	717,041	591,381
Trade accounts receivable, net	5	6,879,814	6,470,764	8,169,311	6,724,061	Trade accounts payable	15	7,302,315	7,675,632	8,001,500	7,641,191
Inventories	6	597,249	458,488	647,151	479,801	Taxes, rates and contributions	16	1,047,733	1,236,330	1,503,420	1,281,673
Dividends and Interest on Equity (IOE)	17	-	174,726	-	-	Dividends and Interest on Equity (IOE)	17	3,591,124	1,495,321	3,591,124	1,495,321
Prepaid expenses	9	499,012	300,567	542,909	303,551	Provisions and contingencies	18	845,473	674,276	863,563	674,276
Taxes recoverable	7.1	1,968,971	2,163,404	2,224,794	2,202,662	Deferred revenues	19	600,128	704,589	604,072	717,019
Judicial deposits and garnishments	8	211,098	202,169	211,098	202,169	Loans, financing, finance lease and contingent consideration	20	683,725	1,509,471	3,136,950	1,509,471
Derivative transactions	33	83,351	613,939	507,734	613,939	Debentures	20	776,598	755,047	776,598	755,047
Other assets	10	539,618	535,020	414,792	298,496	Derivative transactions	33	33,361	23,011	33,361	23,011
						Other liabilities	21	1,315,199	1,442,724	1,316,090	1,322,616
Noncurrent assets		80,339,746	58,382,747	83,174,797	57,547,920
Short-term investments pledged as collateral		94,162	125,343	113,031	125,353	Noncurrent liabilities		12,295,883	12,084,862	14,260,909	12,104,187
Trade accounts receivable, net	5	237,528	190,288	352,191	299,405	Personnel, charges and social benefits	14	22,214	118,829	22,244	118,829
Taxes recoverable	7.1	348,930	340,205	409,643	340,205	Taxes, rates and contributions	16	57,545	41,379	87,343	67,126
Deferred taxes	7.2	24,393	40,704	459,431	144,817	Provisions and contingencies	18	4,898,317	4,440,756	5,580,586	4,461,654
Prepaid expenses	9	27,539	24,346	29,315	26,223	Deferred revenues	19	443,358	480,957	443,940	482,782
Judicial deposits and garnishments	8	4,786,990	4,514,783	5,397,777	4,543,056	Loans, financing, finance lease and contingent consideration	20	2,231,464	2,123,126	3,409,969	2,123,126
Derivative transactions	33	277,777	152,843	277,777	152,843	Debentures	20	3,419,731	3,411,616	3,419,731	3,411,616
Other assets	10	67,217	94,703	73,262	94,925	Derivative transactions	33	36,780	24,133	36,780	24,133
Investments	11	22,888,389	1,445,014	105,537	79,805	Post-employment benefit plan obligations	32	489,731	456,129	489,731	456,129
Property and equipment, net	12	21,349,788	20,381,731	30,624,916	20,453,864	Other liabilities	21	696,743	987,937	770,585	958,792
Intangible assets, net	13	30,237,033	31,072,787	45,331,917	31,287,424
						Equity		67,403,199	44,950,095	67,403,199	44,950,095
						Capital	22	63,571,416	37,798,110	63,571,416	37,798,110
						Premium on acquisition of noncontrolling interests	22	(70,448)	(70,448)	(70,448)	(70,448)
						Capital reserves	22	1,343,797	2,686,897	1,343,797	2,686,897
						Income reserves	22	1,537,441	1,534,479	1,537,441	1,534,479
						Retained earnings	22	1,001,361	-	1,001,361	-
						Proposed additional dividend	22	-	2,768,592	-	2,768,592
						Other comprehensive income	22	19,632	232,465	19,632	232,465

TOTAL ASSETS		96,412,734	73,137,128	102,207,827	73,065,288	TOTAL LIABILITIES AND EQUITY		96,412,734	73,137,128	102,207,827	73,065,288

TELEFÔNICA BRASIL S. A.
Income Statements
Three and nine-month periods ended September 30, 2015 and 2014
(In thousands of reais)

		Company				Consolidated
		Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
	Note	09.30.15	09.30.14	09.30.15	09.30.14	09.30.15	09.30.14	09.30.15	09.30.14

Net operating revenue	23	8,536,988	8,190,690	25,373,145	24,508,982	10,580,780	8,723,915	29,525,983	25,952,439

Cost of sales and services	24	(4,315,136)	(4,041,900)	(12,907,993)	(12,123,661)	(5,381,782)	(4,293,624)	(14,987,070)	(12,806,037)

Gross profit		4,221,852	4,148,790	12,465,152	12,385,321	5,198,998	4,430,291	14,538,913	13,146,402

Operating income (expenses)		(3,294,603)	(3,175,777)	(9,812,162)	(9,383,068)	(3,864,487)	(3,193,297)	(10,786,600)	(9,433,499)
Selling expenses	24	(2,759,439)	(2,587,396)	(8,128,580)	(7,625,313)	(3,193,538)	(2,608,272)	(8,875,775)	(7,685,284)
General and administrative expenses	24	(395,064)	(464,403)	(1,272,797)	(1,393,564)	(488,001)	(470,815)	(1,449,255)	(1,414,337)
Other operating income	25	160,446	122,890	404,158	347,722	178,767	127,417	439,224	375,279
Other operating expenses	25	(300,546)	(246,868)	(814,943)	(711,913)	(361,715)	(241,627)	(900,794)	(709,157)

Operating income		927,249	973,013	2,652,990	3,002,253	1,334,511	1,236,994	3,752,313	3,712,903

Financial revenues	26	301,578	298,371	976,982	503,506	990,715	331,789	1,700,435	563,527
Financial expenses	26	(428,578)	(409,702)	(1,296,533)	(856,068)	(1,249,255)	(408,181)	(2,348,354)	(840,297)
Equity pickup	11	180,783	202,400	508,235	525,753	797	5,043	1,469	6,502

Income before taxes		981,032	1,064,082	2,841,674	3,175,444	1,076,768	1,165,645	3,105,863	3,442,635

Income and social contribution taxes	27	(94,867)	(41,757)	(505,974)	500,304	(190,603)	(143,320)	(770,163)	233,113

Net income for the period		886,165	1,022,325	2,335,700	3,675,748	886,165	1,022,325	2,335,700	3,675,748

Basic and diluted earnings per share (in R$)
Common shares	28	0.49	0.85	1.54	3.07
Preferred shares	28	0.54	0.94	1.69	3.38

TELEFÔNICA BRASIL S.A.
Statements of changes in equity
Nine-month periods ended September 30, 2015 and 2014
(In thousands of reais)

			Capital reserves			Income reserves
	Capital	Premium on acquisition of noncontrolling interests	Special goodwill reserve	Other capital reserves	Treasury stock	Legal reserve	Tax incentives	Retained earnings	Proposed additional dividend	Other comprehensive income	Company’s equity

Balances at December 31, 2013	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,285,797	1,699	-	1,175,538	16,849	42,894,442

Proposed additional dividend for 2013	-	-	-	-	-	-	-	-	(1,175,538)	-	(1,175,538)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	109,518	-	-	109,518
Corporate Income Tax Return (DIPJ) adjustment - tax incentives	-	-	-	-	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	24,356	24,356
Net income for the period	-	-	-	-	-	-	-	3,675,748	-	-	3,675,748
Interim interest on equity	-	-	-	-	-	-	-	(847,552)	-	-	(847,552)

Balances at September 30, 2014	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,285,797	1,699	2,937,714	-	41,205	44,680,974

Proposed additional dividend for 2013	-	-	-	-	-	-	-	-	-	-	-
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	97,924	-	-	97,924
Corporate Income Tax Return (DIPJ) adjustment - tax incentives	-	-	-	-	-	-	150	(150)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(36,526)	-	191,260	154,734
Net income for the period	-	-	-	-	-	-	-	1,260,911	-	-	1,260,911
Allocation of income:
Legal reserve	-	-	-	-	-	246,833	-	(246,833)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(1,244,448)	-	-	(1,244,448)
Interim dividends	-	-	-	-	-	-	-		-	-	-
Proposed additional dividend	-	-	-	-	-	-	-	(2,768,592)	2,768,592	-	-

Balances at December 31, 2014	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,532,630	1,849	-	2,768,592	232,465	44,950,095

Proposed additional dividend for 2014	-	-	-	-	-	-	-	-	(2,768,592)	-	(2,768,592)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	58,623	-	-	58,623
Corporate Income Tax Return (DIPJ) adjustment - tax incentives	-	-	-	-	-	-	2,962	(2,962)	-	-	-
Cancelation of treasury stock, according to the Special Shareholders' Meeting held on 03/12/15	-	-	-	(112,107)	112,107	-	-	-	-	-	-
Capital increase - Special Shareholders’ Meeting held on 04/28/15	15,812,000	-	-	-	-	-	-	-	-	-	15,812,000
Direct costs on capital increases (net of taxes), according to the Special Shareholders' Meeting held on 04/30/15	-	-	-	(62,812)	-	-	-	-	-	-	(62,812)
Capital increase - Special Shareholders’ Meeting held on 04/30/15	295,285	-	-	-	-	-	-	-	-	-	295,285
Direct costs on capital increases (net of taxes), according to the Special Shareholders' Meeting held on 04/30/15	-	-	-	(3,776)	-	-	-	-	-	-	(3,776)
Capital increase - Merger of GVTPart shares - Special Shareholders’ Meeting held on 05/28/15	9,666,021	-	-	(1,188,707)	-	-	-	-	-	-	8,477,314
Dissenters' right - Acquisition of GVTPart.	-	-	-	-	(87,805)	-	-	-	-	-	(87,805)
Other comprehensive income	-	-	-	-	-	-	-	-	-	(212,833)	(212,833)
Net income for the period	-	-	-	-	-	-	-	2,335,700	-	-	2,335,700
Interim interest on equity	-	-	-	-	-	-	-	(1,120,000)	-	-	(1,120,000)
Interim dividends	-	-	-	-	-	-	-	(270,000)	-	-	(270,000)

Balances at September 30, 2015	63,571,416	(70,448)	63,074	1,368,528	(87,805)	1,532,630	4,811	1,001,361	-	19,632	67,403,199

Outstanding shares (in thousands)											1,688,694
VPA - Equity value of Company’s shares (in R$)											39.91

TELEFÔNICA BRASIL S. A.
Statements of comprehensive income (loss)
Three and nine-month periods ended September 30, 2015 and 2014
(In thousands of reais)

	Company				Consolidated
	Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
	09.30.15	09.30.14	09.30.15	09.30.14	09.30.15	09.30.14	09.30.15	09.30.14

Net income for the period	886,165	1,022,325	2,335,700	3,675,748	886,165	1,022,325	2,335,700	3,675,748

Unrealized losses on investments available for sale	(854)	(607)	(1,637)	(5,178)	(854)	(607)	(1,637)	(5,178)
Taxes	291	206	557	1,760	291	206	557	1,760
	(563)	(401)	(1,080)	(3,418)	(563)	(401)	(1,080)	(3,418)

Gains (losses) on derivative transactions	(22,757)	45,829	(359,932)	47,423	(22,719)	45,829	(359,779)	47,423
Taxes	7,737	(15,582)	122,377	(16,124)	7,737	(15,582)	122,377	(16,124)
	(15,020)	30,247	(237,555)	31,299	(14,982)	30,247	(237,402)	31,299

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	20,690	1,604	25,900	(3,525)	20,690	1,604	25,900	(3,525)

Other comprehensive income, net to be reclassified to P&L in subsequent periods	5,107	31,450	(212,735)	24,356	5,145	31,450	(212,582)	24,356

Other comprehensive income	-	-	-	-	444	-	(251)	-

Interest held in comprehensive income of subsidiaries	482	-	(98)	-	-	-	-	-

Other comprehensive income, net to be reclassified to P&L in subsequent periods	482	-	(98)	-	444	-	(251)	-

Comprehensive income for the period, net of taxes	891,754	1,053,775	2,122,867	3,700,104	891,754	1,053,775	2,122,867	3,700,104

TELEFÔNICA BRASIL S. A.
Cash flow statements
Nine-month periods ended September 30, 2015 and 2014
(In thousands of reais)

	Company		Consolidated
	Six-month period ended
	09.30.15	09.30.14	09.30.15	09.30.14

Net cash from operating activities	4,537,291	5,345,267	5,847,915	6,425,719

Expenses (revenue) not representing changes in cash	9,175,286	8,277,110	11,292,129	9,048,020
Income before taxes	2,841,674	3,175,444	3,105,863	3,442,635
Depreciation and amortization	4,219,008	3,926,696	4,944,926	3,942,954
Exchange gains (losses) on loans	(62,384)	63,930	238,939	63,930
Monetary gains	212,673	21,979	202,798	(9,191)
Equity pickup	(508,235)	(525,753)	(1,469)	(6,502)
Losses on write-off/disposal of assets	32,727	42,782	42,742	41,329
Estimated impairment losses on accounts receivable	824,644	613,146	958,588	658,832
(Reversal of) provision for trade accounts payable	328,489	26,311	381,192	(14,968)
Write-offs and reversals for impairment of realizable value of inventories	(21,823)	(12,641)	(23,431)	(16,218)
Private pension plans and other post-employment benefits	32,392	23,643	32,380	23,633
Provisions for tax, civil, labor and regulatory contingencies	653,119	376,990	707,952	377,003
Interest expenses	576,612	530,937	649,997	530,937
Other	46,390	13,646	51,652	13,646

Changes in operating assets and liabilities:	(4,637,995)	(2,931,843)	(5,444,214)	(2,622,301)
Trade accounts receivable	(1,280,934)	(1,242,136)	(1,509,246)	(1,275,898)
Inventories	(116,938)	(16,698)	(139,278)	2,388
Taxes recoverable	(213,381)	86,748	(280,487)	75,677
Prepaid expenses	(91,973)	(99,078)	(74,684)	(98,399)
Other current assets	(13,437)	(407,548)	(114,917)	48,688
Other noncurrent assets	(136,204)	(12,539)	(164,467)	(14,979)
Personnel, charges and social benefits	(164,389)	85,961	(141,914)	85,790
Trade accounts payable	(531,189)	(231,809)	(703,872)	(110,299)
Taxes, charges and contributions	(95,669)	313,258	(14,609)	312,747
Interest paid	(616,149)	(607,079)	(689,452)	(607,079)
Income and social contribution taxes paid	-	(520,740)	(321,668)	(705,397)
Other current liabilities	(917,984)	(337,686)	(838,822)	(362,595)
Other noncurrent liabilities	(459,748)	57,503	(450,798)	27,055

Net cash from investing activities	(16,073,619)	(4,340,756)	(13,069,439)	(4,331,560)
Acquisitions of property and equipment and intangible assets (net of donations)	(4,486,329)	(4,217,506)	(5,088,440)	(4,238,807)
Cash from disposal of property and equipment	16,054	12,065	16,268	13,060
Acquisition of company, net of cash and cash equivalents acquired in the amount of R$399,241	(8,903,954)	-	(8,504,713)	-
Capital increase in subsidiary	(4,087,040)	-	-	-
Other	-	-	(172,010)	-
Redemption (realization) of judicial deposits	6,044	(136,455)	(3,247)	(106,953)
Dividends and interest on equity received	698,911	1,140	8	1,140
Net payment of derivative agreements in the acquisition of company	682,695	-	682,695	-

Net cash from financing activities	12,994,899	(2,260,753)	8,844,076	(2,260,753)
Payments of loans and financing and debentures	(1,441,261)	(714,493)	(5,802,015)	(714,493)
Loans taken out and debentures acquired	12,580	262,320	12,580	262,320
Net payment of derivative agreements	332,897	(55,770)	542,828	(55,770)
Payments referring to reverse split of shares	(143)	(198)	(143)	(198)
Capital increase	16,107,285	-	16,107,285	-
Direct costs for capital increase	(86,758)	-	(86,758)	-
Dissenters' right	(87,805)	-	(87,805)	-
Dividends and interest on equity paid	(1,841,896)	(1,752,612)	(1,841,896)	(1,752,612)
Total cash (provided by) used in financing activities	12,994,899	(2,260,753)	8,844,076	(2,260,753)

Increase (decrease) in cash and cash equivalents	1,458,571	(1,256,242)	1,622,552	(166,594)

Cash and cash equivalents at beginning of period	3,835,304	6,311,299	4,692,689	6,543,936
Cash and cash equivalents at end of period	5,293,875	5,055,057	6,315,241	6,377,342

Changes in cash and cash equivalents for the period	1,458,571	(1,256,242)	1,622,552	(166,594)

TELEFÔNICA BRASIL S. A.
Statements of value added
Nine-month periods ended September 30, 2015 and 2014
(In thousands of reais)
	Company		Consolidated
	Six-month period ended
	09.30.15	09.30.14	09.30.15	09.30.14

Revenues	34,488,318	33,336,040	39,859,025	35,074,118
Sales of goods and services	34,787,087	33,465,912	39,962,840	35,222,119
Other revenues	525,875	483,274	854,773	510,831
Estimated impairment losses on accounts receivable	(824,644)	(613,146)	(958,588)	(658,832)

Inputs acquired from third parties	(13,616,249)	(13,394,536)	(15,531,835)	(14,166,873)
Cost of sales and services	(7,363,586)	(7,359,385)	(8,827,999)	(8,106,739)
Materials, electric energy, third-party services and other	(6,246,031)	(6,009,595)	(6,686,192)	(6,039,609)
Loss/recovery of assets	(6,632)	(25,556)	(17,644)	(20,525)

Gross value added	20,872,069	19,941,504	24,327,190	20,907,245

Retentions	(4,219,008)	(3,926,696)	(4,944,926)	(3,942,954)
Depreciation and amortization	(4,219,008)	(3,926,696)	(4,944,926)	(3,942,954)

Net value added produced	16,653,061	16,014,808	19,382,264	16,964,291

Value added received in transfer	1,485,217	1,029,259	1,701,904	570,029
Equity pickup	508,235	525,753	1,469	6,502
Financial revenues	976,982	503,506	1,700,435	563,527

Total value added to be distributed	18,138,278	17,044,067	21,084,168	17,534,320

Distribution of value added	(18,138,278)	(17,044,067)	(21,084,168)	(17,534,320)

Personnel, charges and social benefits	(2,045,579)	(1,955,549)	(2,548,140)	(1,972,749)
Direct compensation	(1,443,751)	(1,356,247)	(1,810,336)	(1,368,024)
Benefits	(505,003)	(501,541)	(617,991)	(505,999)
Unemployment Compensation Fund (FGTS)	(96,825)	(97,761)	(119,813)	(98,726)
Taxes, rates and contributions	(10,984,501)	(9,234,913)	(12,219,756)	(9,719,979)
Federal	(3,486,553)	(2,261,638)	(4,067,893)	(2,663,678)
State	(7,445,828)	(6,926,238)	(8,011,626)	(6,934,745)
Municipal	(52,120)	(47,037)	(140,237)	(121,556)
Debt remuneration	(2,772,498)	(2,177,857)	(3,980,572)	(2,165,844)
Interest	(1,245,530)	(852,437)	(2,298,714)	(836,265)
Leases	(1,526,968)	(1,325,420)	(1,681,858)	(1,329,579)
Equity remuneration	(2,335,700)	(3,675,748)	(2,335,700)	(3,675,748)
Retained profits	(2,335,700)	(3,675,748)	(2,335,700)	(3,675,748)

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

1)   OPERATIONS

a) Background information

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) is a publicly-traded corporation operating in telecommunication services and in the performance of activities that are necessary or useful in the rendering of such services, in conformity with the concessions and authorizations it has been granted.  The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city and State of São Paulo, Brazil, is a member of Telefónica Group (“Group”), the telecommunications industry leader in Spain, also present in various European and Latin American countries.

At September 30, 2015 and December 31, 2014, Telefónica S.A. (“Telefónica”), the Group holding company based in Spain, held a total direct and indirect interest in the Company (Note 22) of 73.58% and 73.81%, respectively (note 22).

The Company is listed in the Brazilian Securities and Exchange Commission (CVM) as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the São Paulo Stock Exchange (“BM&FBovespa”). The Company is also listed in the Securities and Exchange Commission (“SEC”), of the United States of America, and its American Depositary Shares (“ADSs”) are classified under level II, backed only by preferred shares and traded in the New  York Stock Exchange (“NYSE”).

b) Operations

The Company is primarily engaged in rendering land-line telephone and data services in the state of São Paulo, under Fixed Switched Telephone Service Concession Arrangement (“STFC”) and Multimedia Communication Service (“SCM”) authorization, respectively.  Also, the Company is authorized to render STFC services in Regions I and II of the General Service Concession Plan (“PGO”) and other telecommunications services, such as SCM (data communication, including broadband internet), SMP (Personal Communication Services) and SEAC (Conditional Access Audiovisual Services), especially by means of DTH and cable technologies.

Service concessions and authorizations are granted by Brazil’s Telecommunications Regulatory Agency (“ANATEL”), under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law (“Lei Geral das Telecomunicações” - LGT), amended by Laws No. 9986 of July 18, 2000 and No. 12485 of September 12, 2011. Operation of such concessions is subject to supplementary regulations and plans.

b.1) STFC service concession arrangement

The Company is the grantee on an STFC concession to render land-line services in the local network and national long distance calls originated in sector 31 of Region III, which comprises the state of São Paulo (except for cities within sector 33), as established in the General Service Concession Plan (PGO).

In accordance with the service concession arrangement, every two years, during the arrangement’s 20-year term, the Company shall pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 21).

The Company’s current STFC service concession arrangement is effective until December 31, 2025, and may be subject to reviews on December 31, 2015 and December 31, 2020.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

Global Village Telecom S.A. (“GVT”), a wholly-owned subsidiary of GVT Participações S.A. (“GVTPart”), is engaged in the provision of STFC, SCM and pay-TV (SEAC) services throughout Brazil.  ANATEL granted GVT the right to operate STFC in Region II of the PGO and a license to operate local and long-distance services in the Brazilian territory. In November 2006, GVT received the remaining licenses of STFC services for all of the Brazilian regions (the company was authorized to provide such services only in part of these regions). This granted the company the STFC license for the whole territory. GVT also has licenses to provide SCM and SEAC services in the entire Brazilian territory.

GVT is the controlling shareholder of POP Internet Ltda. (“POP”) and Innoweb Ltda. (“Innoweb”), Brazil-based entities operating in the telecommunications industry.

b.2) SMP authorization arrangement

The Company operates SMP services, in accordance with the authorizations it has been given. Frequency authorizations granted by ANATEL may be renewed only once, over a 15-year period, through payment, every two years after the first renewal, of fees equivalent to 2% of the Company’s prior-year revenue, net of taxes and social contribution taxes, related to the application of the Basic and Alternative Service Plans (Note 21).

The information on the areas of operation (regions) and due dates of the radiofrequency authorizations is the same of Note 1b2) – “SMP Authorization Arrangements”, as disclosed in the financial statements at December 31, 2014.

c) Agreement between Telefónica S.A. and Telecom Italia, S.p.A.

TELCO S.p.A. (“TELCO”) has a 22.4% interest with voting rights in Telecom Italia, S.p.A.  (“Telecom Italia”), and is the majority shareholder of this company.

Telefónica S.A. holds an indirect control in Telefónica Brasil and Telecom Italia holds an indirect interest in TIM S.A.  (“TIM”), a Brazilian telecommunications company. Neither Telefónica, nor Telefônica Brasil or any other affiliate of Telefónica interfere in, are involved with or have decision-making powers over TIM operations in Brazil, also being lawfully and contractually forbidden to exercise any type of political power derived from indirect interest in relation to TIM operations in Brazil. TIM (Brazil) and Telefônica Brasil compete in all markets in which they operate in Brazil under permanent competitive stress and, in this context, as well as in relation to the other economic players in the telecommunications industry, maintain usual and customary contractual relations with one another (many of which are regulated and inspected by ANATEL) and/or which, as applicable, are informed to ANATEL and Brazil’s Administrative Council for Economic Defense (CADE), concerning the commitments assumed before these agencies so as to ensure total independence of their operations.

On September 24, 2013, Telefónica S.A. entered into an agreement with the other shareholders of TELCO whereby Telefónica subscribed and paid up capital in TELCO through a contribution of 324 million euros, receiving shares without voting rights of TELCO as consideration. As a result of this capital increase, the share capital of Telefónica with voting rights in TELCO remained unchanged, although their economic participation rose to 66%.  Thus, the governance of TELCO, as well as the obligations of Telefónica S.A. to abstain from participating in or influencing the decisions that impact the industries where they both operate, remained unchanged.

In the same document, the Italian shareholders of TELCO granted to Telefónica the option to acquire all TELCO’s shares, and such option is conditioned on prior competition defense and telecommunications approvals that are required (including in Brazil and Argentina).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

On June 16, 2014, the Italian shareholders of TELCO decided to exercise their rights to request spin-off ensured by the Shareholders' Agreement of the company. This spin-off was approved by the Annual Shareholders’ Meeting of TELCO held on July 9, 2014, and was subject to prior authorization by relevant authorities, including CADE and ANATEL in Brazil.

On December 22, 2014 and March 12, 2015, ANATEL authorized TELCO’s spin-off, in a transaction impacting the swap transaction conducted with Vivendi S.A. (“Vivendi”), based on Rulings No. 429/2014-CD and No. 87/2015-CD, respectively. In the swap transaction agreed by and between Telefónica and Vivendi, Vivendi would exchange all its voting shares and part of its non-voting shares held in the Company for an indirect interest held by Telefónica in Telecom Italia (Note 3), subject to certain conditions, such as prohibiting Vivendi to increase its interest in the Company.

The 61st ordinary session of CADE’s Trial Court, held on March 25, 2015, approved TELCO’s spin-off and the swap transaction agreed upon between Telefónica and Vivendi, subject to the execution of three concentration control agreements.

On June 24, 2015, a stock swap operation was closed between Telefónica and Société d’Investissements et de Gestion 108 SAS (“FrHolding108”), whereby FrHolding108 would transfer shares to Telefónica, representing 4.5% of the Company’s capital, in exchange for 1,110,000,000 shares, representing 8.2% of the common shares of Telecom Italia, previously held by TELCO, a subsidiary of Telefónica (Note 22).

On July 29, 2015, after the New York Stock Exchange (NYSE) closed, Vivendi sold preferred shares of the Company, representing 4% of its capital. On that same date, the stock swap operation between Telefónica and FrHolding108 was completed. As such, as from that date, FrHolding108 has not held any share equity in the Company (Note 22).

d) Corporate Restructuring

The Company’s Special Meeting held on May 28, 2015, approved acquisition of all the shares issued by GVTPart. and 675,571 shares of GVT, as well as the incorporation of shares of GVTPart. by the Company. As a consequence of these acts, the Company became the sole shareholder of GVTPart. and indirect controlling company of GVT, Pop Internet Ltda. (“POP”) and Innoweb Ltda. (“Innoweb”) (Note 3).

After concluding the aforementioned stages, the Company’s Board of Directors’ meeting held on September 22, 2015 analyzed the proposal of Corporate Restructuring involving the Company, its wholly-owned subsidiary (GVTPart.) and its indirect subsidiaries (GVT and POP), in such a way that at the end of the process, the services rendered by GVT that are not classified as telecommunication services will be centralized by POP and telecommunication services will be centralized by the Company.

Considering that in the implementation of the Corporate Reorganization all the companies involved are wholly-owned subsidiary or indirect subsidiaries of the Company, there will not be right of retirement of the Company’s shareholders (on the terms of article 137 of Law No. 6404/76, as amended), since the operations provided for will not affect the shareholding structure and will not result in capital increase and issue of new shares of the Company.

The Corporate Restructuring will only be implemented after prior approval by ANATEL, which is in the phase of analysis.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

2)  BASIS OF PREPARATION AND PRESENTATION OF QUARTERLY INFORMATION

2.1) Statement of Compliance

The individual quarterly information (Company) was prepared and is presented in accordance with accounting practices adopted in Brazil, which comprise the rules issued by CVM, and with CPC 21 - Interim Financial Reporting, issued by the Brazilian FASB (CPC), which are in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

The consolidated quarterly information (Consolidated) was prepared and is presented in accordance with CPC 21 and IAS 34 – Interim Financial Reporting, issued by IASB, and CVM rules.

At a meeting held on October 21, 2015, the Executive Board authorized the issue of this quarterly information, which was ratified by the Board of Directors at a meeting held on November 4, 2015.

2.2) Basis of preparation and presentation

The Company’s Quarterly Information  for the nine-month period ended September 30, 2015 is presented in thousands of reais (unless otherwise stated) and was prepared under a going concern assumption.

This quarterly information compares the quarters ended September 30, 2015 and 2014, except for balance sheets that compare the positions at September 30, 2015 and December 31, 2014.

As a result of the consolidation of GVTPart. (Note 3), as of May 1, 2015, the consolidated financial information as at September 30, 2015 is not comparable to the information as at December 31 and September 30, 2014.

This quarterly information was prepared pursuant to the accounting principles, practices and criteria consistent with those adopted in preparing the financial statements for the year ended December 31, 2014 (Note 3 – “Summary of Significant Accounting Practices”) and must be analyzed jointly with the referred to financial statements.

Certain accounts in the tables of these notes to quarterly information and the Statement of Value Added were reclassified so as to allow comparison of information for the nine-month periods ended September 30,  2015 and 2014, as applicable.

On the date of preparation of this quarterly information, the following IFRS amendments had been published; however, their application was not compulsory:

IFRS 9 Financial Instruments, issue of final version: This standard encompasses all phases of the financial instruments project and replaces IAS 39 – Financial Instruments:  Recognition and Measurement and all prior versions of IFRS 9. It introduces new requirements for classification and measurement, impairment loss and hedge accounting. This standard is applicable as from the year beginning on January 1, 2018, and its early adoption is not permitted. Its retrospective application is required; however, the presentation of comparative information is not mandatory. Early adoption of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the initial application date falls before February 1, 2015. The adoption of IFRS 9 will impact the classification and measurement of the Company’s financial assets, but it will not impact the classification and measurement of its financial liabilities.

IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, revision: This standard determines the accounting treatment for transactions involving assets between an investor and its associates or joint ventures. This standard is applicable as from the year beginning on January 1, 2016. The Company does not expect any significant impacts on its financial position.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

IFRS 10, 12 and IAS 28 Investment Entities: Applying the Consolidation Exception, revision: This standard addresses the requirements for financial statements disclosure for an investment entity. This standard is applicable for annual periods beginning on or after  January 1, 2017. The Company does not expect any significant impacts on its financial position.

IFRS 11 Accounting for Acquisitions of Interests in Joint Operations, revision: The amendments to this standard require that a joint investor, which records the acquisition of interest in a joint operation that is a business, apply the relevant IFRS 3 principles applicable to business combination. The amendments further clarify that the interest previously held in a joint operation is not remeasured upon acquisition of additional interest in the same joint operation, while the joint control is held. In addition, a scope exclusion was added to IFRS 11 in order to specify that the amendments are not applicable when the parties sharing joint control, including the reporting entity, are under the common control of the main controlling party. The amendments apply both to the acquisition of final interest in a joint operation and the acquisition of any additional interest in the same joint operation, and are effective prospectively as from the year beginning on January 1, 2016. The Company does not expect significant impacts on its financial position.

IFRS 14 Regulatory Deferral Accounts, issue: This standard is optional and allows a company that conducts rate-regulated activities to continue applying most of its accounting policies on regulatory deferral account balances, upon first-time adoption of IFRS. The companies that adopt IFRS 14 must present regulatory deferral account balances as separate accounts in the balance sheets and in other comprehensive income. This standard requires disclosures on the nature and risks associated with company’s regulated rates and the effects of such regulation on the financial statements. This standard is applicable as from the year beginning on January 1, 2016. The Company does not expect any significant impacts on its financial position, since it has already been preparing its financial statements based on the effective IFRS.

IFRS 15 Revenue from Contracts with Customers, issue: This standard requires that an entity recognize revenue, reflecting the consideration expected to be received in exchange of the control over goods or services. When adopted, this standard will replace most part of the current guidance on revenue recognition (standards IAS 11, IAS 18, IFRIC 13, IFRC 15 and IFRIC 18). This standard is applicable as from the year beginning on January 1, 2018, and it may be adopted retrospectively, or using a cumulative effect approach. The Company is evaluating the impacts on its quarterly information and disclosures, and has neither defined the transition method nor determined the potential impacts on its financial reports yet.

IAS 1 Disclosure Initiative, review:  This standard addresses changes in the overall financial statements of a company. This standard is applicable for annual periods beginning on or after January 1, 2016. The Company does not expect any significant impacts on its financial position.

IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization, revision: The amendments clarify the depreciation and amortization methods, subject to the alignment to the concept of future economic benefits expected from the use of assets over its economic useful life. This standard is applicable for annual periodsbeginning on or after January 1, 2016. The Company does not expect any significant impacts on its financial position.

The Company does not early adopt any pronouncement, interpretation or amendment which has been issued, but whose application is notmandatory.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

2.3) Basis of consolidation

At September 30, 2015 and December 31, 2014, the Company held interest in the following companies:

		Ownership interest (%)
Investees	Type of investment	At 09.30.15	At 12.31.14	Country (head office)	Business activity
Telefônica Data S.A. ("TData")	Wholly-owned subsidiary	100.00%	100.00%	Brazil	Telecommunications

GVT Participações S.A. ("GVTPart.") (Note 3)	Wholly-owned subsidiary	100.00%	-	Brazil	Telecommunications

Aliança Atlântica Holging B.V. ("Aliança")	Jointly-controlled subsidiary	50.00%	50.00%	Netherlands	Holding, operating in the telecommunications industry

Companhia AIX de Participações ("AIX")	Jointly-controlled subsidiary	50.00%	50.00%	Brazil	Underground telecommunications network

Companhia ACT de Participações ("ACT")	Jointly-controlled subsidiary	50.00%	50.00%	Brazil	Technical assistance in telecommunications network

Interests held in subsidiaries or jointly-controlled entities are measured under the equity method in the individual quarterly information. In the consolidated quarterly information, investments and all asset and liability balances, revenues and expenses arising from transactions and interest held in subsidiaries are fully eliminated. Investments in jointly-controlled entities are measured under the equity method in the consolidated quarterly information.

3)  ACQUISITION OF GVT PARTICIPAÇÕES S.A.

Pursuant to and for the purposes of CVM Rule No. 358/02, the Company informed the market that its Special Shareholders’ Meeting (“AGE”) held on May 28, 2015 approved the ratification of the Stock Purchase Agreement and Other Covenants executed by the Company, in the capacity of “Buyer”, and Vivendi and its subsidiaries (Société d’Investissements et de Gestion 108 SAS - “FrHolding108” and Société d’Investissements et de Gestion 72 S.A.), in the capacity of “Sellers”, whereby all the shares issued by GVTPart were acquired by the Company.

Payment for acquisition of GVTPart shares was made as follows:

•       €4,663,000,000.00 paid in cash after contractual adjustments on the execution date; and

•       Company-issued shares delivered to FRHolding108 as a result of the merger of GVTPart shares by the Company, representing 12% of the Company’s capital stock after the merger of shares.

As a result of the merger of GVTPart shares, the Company’s capital increased by R$9,666,021, with the issuance of 68,597,306 common shares and 134,320,885 preferred shares, all registered, no-par value shares, based on the economic value of merged shares calculated using the discounted cash flow method and on the appraisal report on GVTPart’s economic value prepared by an expert firm, in conformity with article 252, paragraph 1, together with article 8, of Law No. 6404/76.  The difference between the economic value of merged shares and the market value of shares issued on the transaction closing date was recognized in “Other Capital Reserves”, in the amount of R$1,188,707.

This transaction was subject to obtaining of applicable corporate and regulatory approvals, including from CADE and ANATEL, further to other conditions usually applicable to this type of transaction. The transaction was approved by ANATEL under Act No. 448 of January 22, 2015 and published in the Federal Register (“DOU”) on January 26, 2015, and by CADE at the 61st ordinary session of its Trial Court, held on March 25, 2015, and published in the Federal Register (“DOU”) on March 31, 2015.

Once the acquisition transaction was completed on May 28, 2015, the Company has held direct interests in GVTPart and indirect interests in GVT. GVTPart. is headquartered in Brazil as its business purpose includes participation in other companies, whether national or foreign, as partner, shareholder or member. Its direct subsidiary (GVT) provides land-line telephone, data, multimedia communication and pay-TV services throughout the Brazilian territory.

Under IFRS 3 (R)/CPC 15 (R1) – Business Combinations, business acquisitions are accounted for using the acquisition method.  The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair value of assets transferred, the liabilities assumed at acquisition date from the former acquiree’s shareholders and equity interests issued in exchange for control over the acquiree.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

The acquisition price, as yet calculated on a preliminary basis, is shown below:

Gross consideration in cash (Euros 4,663 billion)	15,964,853
(-) Contract Adjustment (Net Debt) (*)	(7,060,899)
Net consideration in cash	8,903,954
(+) Contingent payment	344,217
(+) Consideration in shares at fair value	8,477,314
(-) Gains on cash flow hedge on transaction	(377,373)
Total consideration, net of cash flow hedge	17,348,112

(*) Under review by an expert independent firm, as contractually defined.

Please find below a breakdown of the fair value of assets acquired for R$5,118,753, as well as goodwill recorded on the acquisition date. Additionally, we present detailed information on these fair value amounts allocated to each account, taking into consideration prior disclosure restatements, which is allowed for a period of twelve months as from acquisition date, in accordance which the accounting practices adopted.

Current assets	1,566,636	Current liabilities	5,274,876
Cash and cash equivalents	399,241	Personnel, charges and social benefits	170,989
Trade accounts receivable, net	947,378	Trade accounts payable	591,767
Inventories	4,641	Taxes, rates and contributions	341,503
Taxes recoverable	147,057	Loans and financing	3,968,553
Prepaid expenses	58,101	Provisions	17,866
Other assets	10,218	Other liabilities	184,198

Noncurrent assets	12,609,860	Noncurrent liabilities	3,782,867
Taxes recoverable	65,797	Taxes, rates and contributions	1,342
Deferred taxes (4)	250,770	Loans and financing	3,088,414
Judicial deposits and garnishments	551,275	Provisions (3)	604,306
Other assets	15,938	Other liabilities	88,805
Property and equipment, net (1)	8,904,052
Intangible assets, net (2)	2,822,028	Fair value of liabilities assumed	9,057,743

		Fair value of net assets acquired	5,118,753

		Goodwill (5)	12,229,359

Fair value of assets acquired	14,176,496	Total considered, net of cash flow hedge	17,348,112

(1)     This includes the allocation of appreciation of property, plant and equipment items (R$368,622).

(2)     This includes the allocation of fair value assigned to the brand (R$59,000), customer portfolio (R$2,414,000), appreciation and other intangible assets (R$148,169).

(3)     This includes the allocation of fair value assigned to contingent liabilities (R$437,660).

(4)     This includes the allocation of deferred taxes on contingent liabilities (R$148,805).

(5)     This refers to goodwill recorded on the acquisition of GVTPart. based on expected synergies resulting from the business combination, including a nondeductible amount R$574,909, which is under review and adjustments to determine the fair value of identifiable assets acquired and liabilities assumed from GVTPart. This review is expected to be completed shortly, as soon as management has all significant information about the facts, limited to a period not exceeding 12 months after the date of acquisition.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

The main purpose of the Company’s acquisition of control over GVTPart was to enable the integration of land-line, mobile, data and TV telecommunication services in Brazil, with a view to operating moreeffectively. The acquisition of GVTPart. allows the Company to obtain significant synergies in revenues and costs, thus generating opportunities of cross sales in the individual and corporate market, also allowing optimization of investments, improvement of service quality, reduction of cost of content, acquisition and platform in the pay-TV business, due to economies of scale, as well as reduction of general and administrative expenses, not affecting the Company’s growth potential.

The methods and assumptions used to determine the fair values were:

Customer portfolio

The customer portfolio was valued using the MEEM method (“Multi-period Excess Earnings Method”), which is based on a discounted cash flow calculation of future economic benefits attributable to the customer base, net of eliminated liabilities for contributions involving its generation. In order to estimate the remaining useful life of the customer portfolio, an analysis of the average length of customer relationships was conducted using a churn method.

The purpose of the useful life analysis is to estimate a survival curve that anticipates future churn rates in relation to the existing customer base. The so-called Iowa curves were used as an approximation to the customer survival curve. The fair value allocated to the customer portfolio on the acquisition date was R$2,414,000, which will be amortized over 7.77 years on average.

Brand

The fair value of “GVT” brand was determined through the "relief-from-royalty” method. This method measures the value of the asset by capitalizing the royalties saved by owning intellectual property.  In other words, the owner of the brand profits from owning the intangible asset, rather than having to pay royalties for its use. The royalties saved were determined by applying a market royalty rate (expressed as a percentage of revenue) to the future expected revenues from the sale of the product or service associated with the intangible asset. The market royalty rate, normally expressed as a percentage of net revenue, is the rate a knowledgeable willing owner would charge a knowledgeable willing user for use of an asset it owns in an arm’s length transaction. The fair value allocated to the brand on the acquisition date was R$59,000, which will be amortized over 1.5 year.

Contingent Consideration

As part of the Stock Purchase Agreement and Other Covenants executed by the Company and Vivendi for the acquisition of all GVTPart-issued shares, a contingent consideration was defined for the court deposits made by GVT for the monthly installments of deferred income and social contribution taxes on the amortization of goodwill arising from the corporate restructuring process completed by GVT in 2013. In September 2014, GVT filed for a cancellation of the judicial review and the return of amounts deposited with the courts.

If GVT succeeds in receiving (being reimbursed, refunded of or netting) these funds, they will be returned to Vivendi, as long as they are obtained in a final unappealable decision.  The period for returning such amount is of up to 15 years.

The fair value of the contingent consideration on the acquisition date is R$344,217, recorded in the Company’s noncurrent liabilities as “Loans, financing, lease and contingent consideration” (Note 20), which is subject to monthly monetary adjustments based on the Selic rate.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

Fair Value of Contingent Liabilities

According to IFRS 3(R) Business Combinations, the acquirer must recognize, on the acquisition date, contingent liabilities assumed in a business combination, even if it is not probable that cash outflows will be required to settle the obligation, as long as it is a present obligation arising from past events and its fair value can be measured reliably. In compliance with these requirements, contingent liabilities were recognized in this acquisition at a fair value of R$437,660, which were determined considering the expected cash outflow required to settle the obligation on the acquisition date (Note 18).

Other Information

Analysis of cash flow upon acquisition	R$ thousand

Transaction costs on acquisition (included in cash from operations) (a)	(11,773)
Cash and cash equivalents in the acquired company (included in cash from investing activities)	399,241
Net balance of cash and cash equivalents on acquisition	387,468

(a)  These refer to transaction costs incurred to date that were recorded in the Company’s income statement as operating expenses.

The fair value of accounts receivable for service rendering totaled R$947,378 as of acquisition date, which does not differ from the book value comprising the gross amount of R$1,271,314, net of estimated impairment losses totaling R$323,936.

From the date of acquisition to the completion of this quarterly information, GVTPart. contributed R$2,477,333 in combined net operating revenue and R$14,584 in combined net incometo the Company.

Upon completion of this consolidated quarterly information, the Company was performing a review of and adjustments to the determination of the fair value of identifiable assets acquired and liabilities assumed of GVTPart. This review is expected to be completed shortly, as soon as management has all significant information about the facts, limited to a period not exceeding 12 months after the date of acquisition.

In compliance with CVM Instruction No. 565, of June 15, 2015, the Company reports, in Note 35, the pro forma consolidated income statement (not audited or reviewed) for 2014 and for the nine-month periods ended September 30, 2015 and 2014.

4)  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	09.30.15	12.31.14	09.30.15	12.31.14
Cash and bank checking accounts	127,986	63,136	138,427	64,010
Short-term investments	5,165,889	3,772,168	6,176,814	4,628,679
Total	5,293,875	3,835,304	6,315,241	4,692,689

Highly liquid short-term investments basically correspond to Bank Deposit Certificates (CDB), pegged to the Interbank Deposit Certificate (CDI) rate variation, and are kept at first-tier financial institutions.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

5) TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	09.30.15	12.31.14	09.30.15	12.31.14
Billed amounts	5,475,689	4,957,574	7,115,759	5,538,184
Unbilled amounts	1,476,609	1,280,851	1,942,614	1,410,273
Interconnection amounts	1,604,077	1,579,277	1,626,480	1,579,277
Receivables from related parties (Note 29)	219,353	157,306	194,112	115,048
Gross accounts receivable	8,775,728	7,975,008	10,878,965	8,642,782
Estimated impairment losses	(1,658,386)	(1,313,956)	(2,357,463)	(1,619,316)
Total	7,117,342	6,661,052	8,521,502	7,023,466

Current	6,879,814	6,470,764	8,169,311	6,724,061
Noncurrent	237,528	190,288	352,191	299,405

Consolidated balances of noncurrent trade accounts receivable include:

•       At September 30, 2015, R$237,528 (R$190,288 at December 31, 2014) referring to the business model of resale of goods to legal entity, receivable within 24 months. At September 30, 2015, the impact of the present-value adjustment was R$61,036 (R$29,872 at December 31, 2014).

•       At September 30, 2015, R$114,663 (R$109,117 at December 31, 2014) referring to "Soluciona TI", traded by TData, which consists in lease of IT equipment to small and medium enterprises and receipt of fixed installments over the contractual term. Considering the contractual terms, this product was classified as finance lease.  At September 30, 2015, the impact of the present-value adjustment was R$4,730 (R$7,522 at December 31, 2014).

The aging list of trade accounts receivable, net of estimated impairment losses, is as follows:

	Company		Consolidated
	09.30.15	12.31.14	09.30.15	12.31.14
Falling due	4,826,387	4,853,376	5,920,603	5,107,714
Overdue from 1 to 30 days	985,894	914,709	1,125,327	970,086
Overdue from 31 to 60 days	525,626	318,552	576,042	328,367
Overdue from 61 to 90 days	230,610	207,542	322,487	243,981
Overdue from 91 to 120 days	157,942	75,895	149,767	73,962
Overdue above 120 days	390,883	290,978	427,276	299,356
Total	7,117,342	6,661,052	8,521,502	7,023,466

At September 30, 2015 and December 31, 2014, no customer represented more than 10% of trade accounts receivable, net.

Changes in the estimated impairment losses of accounts receivable are as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

	Company	Consolidated
Balance at 12.31.13	(1,033,665)	(1,271,622)
Complement net of estimated losses (Note 24)	(613,146)	(658,832)
Write-off due to use	413,751	408,607
Balance at 09.30.14	(1,233,060)	(1,521,847)
Complement net of estimated losses	(219,038)	(237,504)
Write-off due to use	138,142	140,035
Balance at 12.31.14	(1,313,956)	(1,619,316)
Complement net of estimated losses (Note 24)	(824,644)	(958,588)
Write-off due to use	480,214	544,377
Business combination (Note 3)	-	(323,936)
Balance at 09.30.15	(1,658,386)	(2,357,463)

The balances of current and noncurrent trade accounts receivable, relating to finance lease of “Soluciona TI” product, comprise the following effects:

	Consolidated
	09.30.15	12.31.14
Present value receivable	554,592	497,523
Unrealized financial income	4,730	7,522
Nominal value receivable	559,322	505,045
Estimated impairment losses	(288,034)	(240,191)
Net amount receivable	271,288	264,854

Current	156,625	155,737
Noncurrent	114,663	109,117

At September 30, 2015, the aging list of gross trade accounts receivable referring to “Soluciona TI” product is as follows:

	Consolidated
	Nominal value receivable	Present value receivable
Falling due within 1 year	299,285	299,285
Falling within 5 years	260,037	255,307
Total	559,322	554,592

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the period.

6)  INVENTORIES, NET

	Company		Consolidated
	09.30.15	12.31.14	09.30.15	12.31.14
Materials for resale (a)	575,793	441,793	624,431	464,718
Consumer materials	55,068	54,847	58,123	55,820
Other inventories	7,746	7,749	7,746	7,749
Gross total	638,607	504,389	690,300	528,287
Estimated impairment losses and obsolescence	(41,358)	(45,901)	(43,149)	(48,486)
Total	597,249	458,488	647,151	479,801

(a) This includes, among others, mobile phones, simcards (chip) and IT equipment in stock.

Changes in estimated impairment losses and inventory obsolescence are as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

	Company	Consolidated
Balance at 12.31.13	(52,275)	(58,161)
Complement net of estimated losses	(19,929)	(22,874)
Reversal of estimated losses	17,630	23,914
Balance at 09.30.14	(54,574)	(57,121)
Complement net of estimated losses	(7,223)	(8,138)
Reversal of estimated losses	15,896	16,773
Balance at 12.31.14	(45,901)	(48,486)
Complement net of estimated losses	(20,328)	(20,951)
Reversal of estimated losses	24,871	26,288
Balance at 09.30.15	(41,358)	(43,149)

Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 24).

7)  DEFERRED TAXES AND TAXES RECOVERABLE

7.1) Taxes recoverable

	Company		Consolidated
	09.30.15	12.31.14	09.30.15	12.31.14
State VAT - ICMS (a)	1,739,184	1,686,062	1,905,570	1,696,578
Income and social contribution taxes recoverable (b)	275,746	597,718	311,040	601,515
Taxes and contribution withheld at source (c)	145,418	115,445	223,002	134,795
PIS and COFINS	89,443	85,662	113,990	86,447
Other	68,110	18,722	80,835	23,532
Total	2,317,901	2,503,609	2,634,437	2,542,867

Current	1,968,971	2,163,404	2,224,794	2,202,662
Noncurrent	348,930	340,205	409,643	340,205

(a) This includes credits arising from acquisition of property and equipment (subject to offsetting in 48 months), in ICMS refund request, which was paid under invoices later cancelled, for the rendering of services, tax substitution, rate difference, among others.

(b) These refer to prepayments of income and social contribution taxes, which will be offset against federal taxes to be determined in the future.

(c) These refer to credits on Withholding Income Tax (IRRF) on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

7.2) Deferred taxes

Deferred income and social contribution tax assets are computed considering expected generation of taxable profit, which were based on a technical feasibility study, approved by the Board of Directors.

Deferred taxes were determined considering future realization, as follows:

(a)    Income and social contribution tax losses: the amount recorded which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date.

(b)    Merged tax credit: represented by tax benefits arising from corporate restructuring of goodwill for expected future profitability, whose tax use follows the limit set forth in tax legislation.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

(c)    Income and social contribution taxes on temporary differences: amounts will be realized upon payment of provisions, effective impairment loss of trade accounts receivable, or realization of inventories, as well as upon reversal of other provisions.

Significant components of deferred income and social contribution taxes are as follows:

	Company
	Balances at 12.31.13	Income statement	Comprehensive income	Balances at 09.30.14	Income statement	Comprehensive income	Balances at 12.31.14	Income statement	Comprehensive income	Other	Balances at 09.30.15
Deferred tax asset
Income and social contribution tax losses (a)	122,321	(101,069)	-	21,252	48,912	-	70,164	(70,164)	-	-	-

IRPJ and CSLL on temporary differences (c)

Provisions for labor, tax, civil and regulatory contingencies	1,322,244	112,595	-	1,434,839	19,510	-	1,454,349	157,173	-	-	1,611,522

Trade accounts payable and other provisions	338,458	174,763	-	513,221	(76,422)	-	436,799	84,556	-	-	521,355

Customer portfolio and trademarks	-	311,141	-	311,141	-	-	311,141	-	-	-	311,141

Estimated impairment losses on accounts receivable	241,203	49,277	-	290,480	13,452	-	303,932	79,980	-	-	383,912

Estimated losses on modem and other property and equipment items	164,518	22,375	-	186,893	(19,200)	-	167,693	(4,102)	-	-	163,591

Post-employment benefits	143,537	8,774	-	152,311	3,915	-	156,226	11,425	-	-	167,651

Profit sharing	71,287	(12,830)	-	58,457	86,602	-	145,059	(84,489)	-	-	60,570

Provision for loyalty program	31,199	81	-	31,280	228	-	31,508	1,010	-	-	32,518

Accelerated accounting depreciation	154,181	3,815	-	157,996	(142,621)	-	15,375	(2,588)	-	-	12,787

Estimated impairment losses on inventory	10,884	818	-	11,702	(1,688)	-	10,014	(91)	-	-	9,923

IRPJ and CSLL on transactions with derivatives and other temporary differences	157,988	(59,536)	1,760	100,212	35,956	19,656	155,824	47,617	122,934	4,616	330,991
Total deferred tax assets	2,757,820	510,204	1,760	3,269,784	(31,356)	19,656	3,258,084	220,327	122,934	4,616	3,605,961

Deferred tax liabilities
Merged tax credit (b)	(337,535)	-	-	(337,535)	-	-	(337,535)	-	-	-	(337,535)

IRPJ and CSLL on temporary differences (c)

License	(719,780)	(214,034)	-	(933,814)	(54,082)	-	(987,896)	(162,247)	-	-	(1,150,143)

Effects of goodwill generated upon merger of Vivo Part.	(568,338)	(110,400)	-	(678,738)	(36,800)	-	(715,538)	(78,820)	-	-	(794,358)

Vivo Part. goodwill	(480,366)	(157,729)	-	(638,095)	(50,982)	-	(689,077)	(152,945)	-	-	(842,022)

Technological innovation law	(308,490)	46,060	-	(262,430)	5,976	-	(256,454)	40,969	-	-	(215,485)

Customer portfolio	(461,870)	461,870	-	-	-	-	-	-	-	-	-

Trademarks and patents	(479,548)	479,548	-	-	-	-	-	-	-	-	-

IRPJ and CSLL on temporary differences	(124,527)	17,005	(16,124)	(123,646)	(9,400)	(97,834)	(230,880)	(11,145)	-	-	(242,025)
Total deferred tax liabilities	(3,480,454)	522,320	(16,124)	(2,974,258)	(145,288)	(97,834)	(3,217,380)	(364,188)	-	-	(3,581,568)

Total noncurrent assets (liabilities), net	(722,634)	1,032,524	(14,364)	295,526	(176,644)	(78,178)	40,704	(143,861)	122,934	4,616	24,393

Deferred tax assets (liabilities), net
Represented in the balance sheet as follows:
Noncurrent deferred tax assets, net	-			295,526			40,704				24,393
Noncurrent deferred tax liabilities, net	(722,634)			-			-				-

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	Balances at 12.31.13	Income statement	Comprehensive income	Balances at 09.30.14	Income statement	Comprehensive income	Balances at 12.31.14	Income statement	Comprehensive income	Business combination	Other	Balances at 09.30.15
Deferred tax asset
Income and social contribution tax losses (a)	262,915	(186,065)	-	76,850	16,696	-	93,546	(93,546)	-	-	-	-

IRPJ and CSLL on temporary differences (c)

Provisions for labor, tax, civil and regulatory contingencies	1,327,288	112,926	-	1,440,214	19,624	-	1,459,838	161,337	-	182,447	-	1,803,622

Trade accounts payable and other provisions	398,956	186,903	-	585,859	(83,902)	-	501,957	108,093	-	44,699	-	654,749

Estimated impairment losses on accounts receivable	245,556	53,855	-	299,411	15,661	-	315,072	87,434	-	110,138	-	512,644
											-
Customer portfolio and trademarks	-	311,141	-	311,141	-	-	311,141	52,349	-	-	-	363,490

Estimated losses on modem and other property and equipment items	166,174	22,572	-	188,746	(19,040)	-	169,706	(31,165)	-	31,158	-	169,699

Post-employment benefits	143,537	8,774	-	152,311	3,914	-	156,225	11,425	-	-	-	167,650

Profit sharing	71,948	(12,930)	-	59,018	86,811	-	145,829	(93,936)	-	22,870	-	74,763

Accelerated accounting depreciation	154,181	3,815	-	157,996	(142,621)	-	15,375	(2,588)	-	-	-	12,787

Estimated impairment losses on inventory	12,885	(317)	-	12,568	(1,675)	-	10,893	(362)	-	-	-	10,531

Provision for loyalty program	31,199	81	-	31,280	227	-	31,507	1,010	-	-	-	32,517

IRPJ and CSLL on transactions with derivatives and other temporary differences	157,313	(59,420)	1,760	99,653	36,206	19,656	155,515	(185,192)	122,934	123,160	4,616	221,033
Total deferred tax assets	2,971,952	441,335	1,760	3,415,047	(68,099)	19,656	3,366,604	14,859	122,934	514,472	4,616	4,023,485

Deferred tax liabilities
Merged tax credit (b)	(337,535)	-	-	(337,535)	-	-	(337,535)	-	-	-	-	(337,535)

IRPJ and CSLL on temporary differences (c)

License	(719,780)	(214,034)	-	(933,814)	(54,082)	-	(987,896)	(162,247)	-	-	-	(1,150,143)

Effects of goodwill generated upon merger of Vivo Part.	(568,338)	(110,400)	-	(678,738)	(36,800)	-	(715,538)	(78,820)	-	-	-	(794,358)

Vivo Part. goodwill	(480,366)	(157,729)	-	(638,095)	(50,982)	-	(689,077)	(152,945)	-	-	-	(842,022)

Technological innovation law	(308,490)	46,060	-	(262,430)	5,976	-	(256,454)	40,969	-	-	-	(215,485)

Customer portfolio	(461,870)	461,870	-	-	-	-	-	-	-	-	-	-

Trademarks and patents	(479,548)	479,548	-	-	-	-	-	-	-	-	-	-

Negative goodwill on incorporation of shares	-	-	-	-	-	-	-	-	-	(22,838)	-	(22,838)

IRPJ and CSLL on temporary differences	(128,365)	16,785	(16,124)	(127,704)	(9,749)	(97,834)	(235,287)	274,478	-	(240,864)	-	(201,673)
Total deferred tax liabilities	(3,484,292)	522,100	(16,124)	(2,978,316)	(145,637)	(97,834)	(3,221,787)	(78,565)	-	(263,702)	-	(3,564,054)

Total noncurrent assets (liabilities), net	(512,340)	963,435	(14,364)	436,731	(213,736)	(78,178)	144,817	(63,706)	122,934	250,770	4,616	459,431

Deferred tax assets (liabilities), net
Restated in the balance sheet as follows:
Noncurrent deferred tax assets, net	210,294			436,731			144,817					459,431
Noncurrent deferred tax liabilities, net	(722,634)			-			-					-

At September 30, 2015, the amount of R$500,839 in deferred tax credits was not recognized for direct and indirect subsidiaries GVT, POP and Innoweb, as it is not probable that future taxable profits will be available for these subsidiaries to benefit from such tax credits.

The table below presents deferred income and social contribution taxes for items charged or credited directly in equity, at September 30, 2015 and 2014.

	Company/Consolidated
	09.30.15	09.30.14
Unrealized losses on investments available for sale	557	1,760
Gains (losses) on derivative transactions	122,377	(16,124)
Total	122,934	(14,364)

8)  JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

	Company		Consolidated
	09.30.15	12.31.14	09.30.15	12.31.14
Judicial deposits
Tax	2,841,123	2,647,635	3,262,397	2,665,757
Labor	1,034,169	1,008,745	1,092,785	1,016,019
Civil and regulatory	1,010,346	935,842	1,130,452	936,782
Total	4,885,638	4,592,222	5,485,634	4,618,558
Garnishments	112,450	124,730	123,241	126,667
Total	4,998,088	4,716,952	5,608,875	4,745,225

Current	211,098	202,169	211,098	202,169
Noncurrent	4,786,990	4,514,783	5,397,777	4,543,056

At September 30, 2015, the Company and its subsidiaries had a number of tax-related judicial deposits, reaching the consolidated amount of R$3,262,397 (R$2,665,757 at December 31, 2014). In Note 18, we provide further details on issues arising from the main judicial deposits.

Below is a brief description of the main tax-related judicial deposits:

•         Federal contribution taxes on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)

The Company and TData are involved in disputes related to: (i) claim filed for credits arising from overpayment of tax, not recognized by tax authorities; (ii) tax debt arising from underpayment due to differences in ancillary statements (Federal Tax Debt and Credit Return – DCTF); and (iii) disputes referring to changes in rates and increase in tax bases introduced by Law No. 9718/98.

At September 30, 2015, the consolidated balance of judicial deposits amounted to R$34,670 (R$33,040 at December 31, 2014).

•         Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company is involved in legal disputes for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing, etc.

At September 30, 2015, the consolidated balance of judicial deposits amounted to R$161,572 (R$153,759 at December 31, 2014).

•         Telecommunications Inspection Fund (FISTEL)

ANATEL collects Installation Inspection Fee (TFI) on extension of licenses granted and on radio base stations, mobile stations and radio links. Such collection results from the understanding of ANATEL that said extension would be a triggering event of TFI and that mobile stations, even if owned by third parties, are also subject to TFI. The Company and TData are challenging the aforesaid fee in court.

At September 30, 2015, the consolidated balance of judicial deposits amounted to R$987,802 (R$929,880 at December 31, 2014).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

•         Withholding Income Tax (IRRF)

The Company is involved in disputes related to: (i) exemption of IRRF payment on offshore remittances for out-coming traffic; (ii) exemption of IRRF payment on interest on equity; and (iii) IRRF levied on earnings from rent and royalties, wage labor and fixed-income investments.

At September 30, 2015, the consolidated balance of judicial deposits amounted to R$66,734 (R$63,295 at December 31, 2014).

•         Corporate Income Tax (IRPJ) and Social Contribution Tax on Net Profit (CSLL)

The Company is involved in disputes related to: (i) debts stemming from offsetting of IRPJ overpayments not recognized by the Brazilian IRS; (ii) requirement of IRPJ estimates and lack of payment of debts in the integrated system of economic and tax information (SIEF); and (iii) underpaid IRPJ amounts.

GVTPart. is involved in a dispute relating to the right to monthly amortize goodwill arising from the acquisition of GVTPart. by Vivendi on deducted IRPJ and CSLL amounts. The updated amount at September 30, 2015 is R$363,747.

At September 30, 2015, the consolidated balance of judicial deposits amounted to R$395,808 (R$30,325 at December 31, 2014).

•         Contribution to Empresa Brasil de Comunicação (EBC)

On behalf of its members, Sinditelebrasil (Union of Telephony and Mobile and Personal Services) is challenging in court payment of the Contribution to Foster Public Radio Broadcasting to EBC, introduced by Law No. 11652/2008. The Company and TData, as union members, made judicial deposits referring to that contribution.

At September 30, 2015, the consolidated balance of judicial deposits amounted to R$836,216 (R$672,593 at December 31, 2014).

•         Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

The Company is involved in disputes related to: (i) SAT and funds to third parties (National Institute of Colonization and Agrarian Reform - INCRA and Brazilian Micro and Small Business Support Service - SEBRAE); (ii) joint responsibility for contract labor; (iii) difference in SAT rate (from 1% to 3%); and (iv) gifts.

GVTPart is involved in disputes relating to the payment of social security contributions (employers’ contributions), SAT and funds to third parties on the following events: maternity leave, legally ensured 1/3 vacation pay bonus, and first 15 days’ leave due to illness or accident.

At September 30, 2015, the consolidated balance of judicial deposits amounted to R$116,503 (R$102,820 at December 31, 2014).

•         Unemployment Compensation Fund (FGTS)

The Company is discussing this matter in court in order to represent its right not to pay surtax of 0.5% and 10% for FGTS introduced by Supplementary Law No. 110/01 levied on deposits made by employers (the proceedings did not result in any reduction of FGTS deposits made by the Company on behalf of its employees).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

An unfavorable ruling was rendered on the case, establishing conversion of the full deposit amount into federal government income. At December 31, 2014, the consolidated balance of judicial deposits amounted to R$76,459.

•         Tax on Net Income (ILL)

The Company is discussing this matter in court in order to represent its right to offset amounts unduly paid for ILL purposes against future IRPJ payments.

On December 19, 2013, the Company settled the debt under discussion by including it in the Federal Tax Recovery Program (REFIS), using the judicial deposit then restricted. The Company is now awaiting conversion into income by the Federal Government.

At September 30, 2015, the consolidated balance of judicial deposits amounted to R$57,457 (R$54,723 at December 31, 2014).

•         Universal Telecommunication Services Fund (FUST)

The Company and TData filed an injunction in order to represent their right not to include expenses with interconnection and industrial use of dedicated line in FUST tax base, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of article 6 of Law No. 9998/00.

At September 30, 2015, the consolidated balance of judicial deposits amounted to R$417,091 (R$394,489 at December 31, 2014).

•         State Value-Added Tax (ICMS)

The Company is involved in disputes related to: (i) ICMS stated but not paid; (ii) ICMS not levied on communication in default; (iii) fine for late voluntary payment of ICMS; (iv) ICMS supposedly levied on access, adhesion, enabling, availability and use of services, as well as supplementary services and additional facilities; (v) right to credit from the acquisition of goods for fixed assets and electric energy; (vi) activation cards for pre-paid services; (vii) and disallowance of ICMS credit referring to Agreement 39.

GVTPart is involved in disputes to acquire the right to consign the payment of ICMS amounts on part of pay-TV services, as well as on prepaid telephone services.

At September 30, 2015, the consolidated balance of judicial deposits amounted to R$120,426 (R$97,278 at December 31, 2014).

•       Other taxes, charges and contributions

The Company is involved in disputes related to: (i) Service Tax (ISS) on noncore services; (ii) Municipal Real Estate Tax (IPTU) not subject to exemption; (iii) municipal inspection, operation and publicity charges; (iv) land use fee; (v) social security contributions related to supposed failure to withhold 11% on several invoices, bills and receipts of service providers engaged for workforce assignment; and (vi) Public Price for Numbering Resource Management (PPNUM) by ANATEL.

 At September 30, 2015, the consolidated balance of judicial deposits amounted to R$68,118 (R$57,096 at December 31, 2014).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

9)  PREPAID EXPENSES

	Company		Consolidated
	09.30.15	12.31.14	09.30.15	12.31.14
Fistel rate (a)	274,159	-	274,501	-
Advertising and publicity	82,242	198,758	82,444	198,758
Insurance	30,621	33,594	35,439	35,574
Rent	45,858	45,318	45,858	45,318
Financial charges	10,048	8,426	10,048	8,426
Software maintenance, taxes and other	83,623	38,817	123,934	41,698
Total	526,551	324,913	572,224	329,774

Current	499,012	300,567	542,909	303,551
Noncurrent	27,539	24,346	29,315	26,223

(a)  This refers to Inspection and Operation Fees for 2014 which were paid in March 2015 and will be amortized until the end of the year.

10) OTHER ASSETS

	Company		Consolidated
	09.30.15	12.31.14	09.30.15	12.31.14
Advances to employees and suppliers	164,408	49,827	175,615	50,981
Receivables from related parties (Note 29)	239,053	318,041	130,206	73,042
Credit with suppliers	81,819	114,422	81,819	121,615
Subsidy on handset sales	42,410	45,850	42,410	45,850
Post-employment benefit surplus (Note 32)	15,725	14,515	15,875	14,653
Other realizable assets	63,420	87,068	42,129	87,280
Total	606,835	629,723	488,054	393,421

Current	539,618	535,020	414,792	298,496
Noncurrent	67,217	94,703	73,262	94,925

11) INVESTMENTS

a)   Information on investees

The Company holds interest in subsidiaries and jointly-controlled subsidiaries, as follows:

TData: Wholly-owned subsidiary of the Company and headquartered in Brazil, this entity is engaged in the rendering and operation of value added services (SVAs) in telecommunications and related activities; managing the provision of technical assistance and maintenance services related to telecommunications equipment and network, consulting services regarding telecommunications solutions and related activities, and designing, implementing and installing telecommunication-related projects; selling and leasing telecommunications equipment, products and services, among others.

GVTPart.: Controlling shareholder of GVT and headquartered in Brazil, the business purpose of GVTPart is to hold interest in other domestic or foreign companies as a partner, shareholder or member. GVT provides land-line telephone, data, multimedia communication and pay-TV services in the entire Brazilian territory (Note 3).

Aliança: Jointly-controlled subsidiary (50% interest held by the Company), headquartered in Amsterdam, Netherlands, this entity is engaged in the acquisition and management of subsidiaries, and holding interest in companies of the telecommunications industry.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

AIX: Jointly-controlled subsidiary headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Refibra Consortium, and in performing activities related to the direct and indirect operation of activities related to the construction, completion and operation of underground networks for optical fiber ducts.

ACT: Jointly-controlled subsidiary headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Refibra Consortium, and in performing activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium-related activities.

Below is a summary of significant financial data on the Company’s investees:

	At 09.30.15					At 12.31.14
	Wholly-owed subsidiaries		Jointly-controlled subsidiaries			Wholly-owned subsidiary	Jointly-controlled subsidiaries
	TData	GVTPart.	Cia ACT	Cia AIX	Aliança	TData	Cia ACT	Cia AIX	Aliança

Equity interest	100.00%	100.00%	50.00%	50.00%	50.00%	100.00%	50.00%	50.00%	50.00%

Balance sheet summary:
Current assets	1,547,093	1,919,478	10	17,428	188,155	1,749,933	11	12,728	136,350
Noncurrent assets	359,653	9,791,904	-	11,776	-	335,735	-	12,134	-
Total assets	1,906,746	11,711,382	10	29,204	188,155	2,085,668	11	24,862	136,350

Current liabilities	602,258	3,735,588	4	4,139	95	883,906	1	3,232	92
Noncurrent liabilities	52,098	1,456,451	-	5,041	-	48,611	-	4,546	-
Equity	1,252,390	6,519,343	6	20,024	188,060	1,153,151	10	17,084	136,258
Total liabilities and equity	1,906,746	11,711,382	10	29,204	188,155	2,085,668	11	24,862	136,350

Book value of investment	1,252,390	6,519,343	3	10,012	94,030	1,153,151	5	8,542	68,129

	At 09.30.15					At 09.30.14
	Wholly-owed subsidiaries		Jointly-controlled subsidiaries			Wholly-owned subsidiary	Jointly-controlled subsidiaries
Summary of statement of comprehensive income:	TData	GVTPart.	Cia ACT	Cia AIX	Aliança	TData	Cia ACT	Cia AIX	Aliança
Net operating revenue	1,835,121	2,477,333	46	29,546	-	1,574,353	46	41,326	-
Cost of sales and services	(847,528)	(1,348,575)	-	(23,313)	-	(791,246)	-	(23,326)	-
Selling expenses	(119,652)	(505,304)	-	-	-	(82,016)	-	-	-
General and administrative expenses	(11,105)	(165,363)	(50)	(4,150)	(82)	(20,763)	(46)	(4,546)	(118)
Other operating income (expenses), net	2,646	(31,456)	-	(316)	-	30,323	-	1,696	-
Financial income (expenses), net	83,103	(399,426)	-	1,835	84	75,792	-	731	252
Income (loss) before taxes	942,585	27,209	(4)	3,602	2	786,443	-	15,881	134
Income and social contribution taxes	(319,169)	(12,625)	-	(662)	-	(267,192)	-	(3,011)	-
Net income (loss) for the period	623,416	14,584	(4)	2,940	2	519,251	-	12,870	134
Book value of net income (loss) for the period, recognized as equity pickup	623,416	14,584	(2)	1,470	1	519,251	-	6,435	67

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

b)   Changes in investments

	Balances at 12.31.14	Additions	Capital increase	Equity pickup	Dividends and Interest on Equity (IOE)	Other comprehensive income	Balances at 09.30.15
Interest held	1,229,827	2,417,817	4,087,040	639,469	(524,177)	25,802	7,875,778
Wholly-owned subsidiary	1,153,151	2,417,817	4,087,040	638,000	(524,177)	(98)	7,771,733
TData	1,153,151	-	-	623,416	(524,177)	-	1,252,390
GVTPart.	-	2,417,817	4,087,040	14,584	-	(98)	6,519,343

Jointly-controlled subsidiaries	76,676	-	-	1,469	-	25,900	104,045
Aliança	68,129	-	-	1	-	25,900	94,030
AIX	8,542	-	-	1,470	-	-	10,012
ACT	5	-	-	(2)	-	-	3

Goodwill (a)	212,058	12,229,359	-	-	-	-	12,441,417

Appreciation of net assets acquired attributed to Company	-	2,700,936	-	(131,234)	-	-	2,569,702

Other interest held	3,129	-	-	-	-	(1,637)	1,492
Other investments (b)	3,129	-	-	-	-	(1,637)	1,492
Total investment in subsidiary	1,445,014	17,348,112	4,087,040	508,235	(524,177)	24,165	22,888,389

Aliança	68,129	-	-	1	-	25,900	94,030
AIX	8,542	-	-	1,470	-	-	10,012
ACT	5	-	-	(2)	-	-	3
Other investments (b)	3,129	-	-	-	-	(1,637)	1,492
Total investments in the consolidated	79,805	-	-	1,469	-	24,263	105,537

	Balances at 12.31.13	Equity pickup	Dividends and Interest on Equity (IOE)	Other comprehensive income	Balances at 09.30.14	Equity pickup	Dividends and Interest on Equity (IOE)	Other comprehensive income	Balances at 12.31.14
Interest held	853,866	525,753	(186,100)	(3,525)	1,189,994	216,875	(180,016)	2,974	1,229,827
Wholly-owned subsidiary	778,289	519,251	(186,100)	-	1,111,440	216,437	(174,726)	-	1,153,151
TData	778,289	519,251	(186,100)	-	1,111,440	216,437	(174,726)	-	1,153,151

Jointly-controlled subsidiaries	75,577	6,502	-	(3,525)	78,554	438	(5,290)	2,974	76,676
Aliança	68,607	67	-	(3,525)	65,149	6	-	2,974	68,129
AIX	6,965	6,435	-	-	13,400	432	(5,290)	-	8,542
ACT	5	-	-	-	5	-	-	-	5

Goodwill (a)	212,058	-	-	-	212,058	-	-	-	212,058

Other interest held	10,772	-	-	(5,178)	5,594	-	-	(2,465)	3,129
Other investments (b)	10,772	-	-	(5,178)	5,594	-	-	(2,465)	3,129
Total investment in subsidiary	1,076,696	525,753	(186,100)	(8,703)	1,407,646	216,875	(180,016)	509	1,445,014

Aliança	68,607	67	-	(3,525)	65,149	6	-	2,974	68,129
AIX	6,965	6,435	-	-	13,400	432	(5,290)	-	8,542
ACT	5	-	-	-	5	-	-	-	5
Other investments (b)	10,772	-	-	(5,178)	5,594	-	-	(2,465)	3,129
Total investments in the consolidated	86,349	6,502	-	(8,703)	84,148	438	(5,290)	509	79,805

(a)     Goodwill: i) R$212,058 from partial spin-off of “Spanish e Figueira”, which was reversed to the Company upon merger of Telefonica Data Brasil Holding S.A. (TDBH) in 2006; and ii) R$12,229,359 from acquisition of GVTPart.  (Note 3).

(b)     Other investments (tax incentives and interests held in companies) are measured at fair value.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

12)  PROPERTY AND EQUIPMENT, NET

a) Breakdown

At September 30, 2015

	Company			Consolidated
	Cost of property and equipment	Accumulated depreciation	Net balance	Cost of property and equipment	Accumulated depreciation	Net balance
Switching equipment	17,611,400	(14,803,861)	2,807,539	20,050,047	(15,804,871)	4,245,176
Transmission equipment and media	39,083,729	(27,852,044)	11,231,685	46,695,239	(30,195,806)	16,499,433
Terminal equipment/modem	11,444,268	(9,893,479)	1,550,789	14,806,766	(11,358,195)	3,448,571
Infrastructure	13,766,954	(10,375,469)	3,391,485	14,172,162	(10,492,522)	3,679,640
Land	312,890	-	312,890	315,491	-	315,491
Other property and equipment items	3,527,107	(2,819,185)	707,922	4,401,510	(3,332,855)	1,068,655
Estimated losses	(151,626)	-	(151,626)	(219,264)	-	(219,264)
Assets and construction in progress	1,499,104	-	1,499,104	1,587,214	-	1,587,214
Total	87,093,826	(65,744,038)	21,349,788	101,809,165	(71,184,249)	30,624,916

At December 31, 2014

	Company			Consolidated
	Cost of property and equipment	Accumulated depreciation	Net balance	Cost of property and equipment	Accumulated depreciation	Net balance
Switching equipment	17,140,731	(14,599,055)	2,541,676	17,147,961	(14,606,044)	2,541,917
Transmission equipment and media	37,199,508	(26,990,931)	10,208,577	37,200,161	(26,991,399)	10,208,762
Terminal equipment/modem	10,838,174	(9,227,487)	1,610,687	10,882,788	(9,254,451)	1,628,337
Infrastructure	13,486,180	(10,000,989)	3,485,191	13,497,058	(10,010,123)	3,486,935
Land	314,350	-	314,350	314,350	-	314,350
Other property and equipment items	3,394,231	(2,722,927)	671,304	3,549,258	(2,833,705)	715,553
Estimated losses	(156,592)	-	(156,592)	(156,728)	-	(156,728)
Assets and construction in progress	1,706,538	-	1,706,538	1,714,738	-	1,714,738
Total	83,923,120	(63,541,389)	20,381,731	84,149,586	(63,695,722)	20,453,864

b) Changes

	Company
	Switching equipment	Transmission equipment and media	Terminal equipment/modem	Infrastructure	Land	Other property and equipment items	Estimated losses (a)	Assets and construction in progress	Total
Balance at 12.31.13	2,364,940	8,432,306	1,455,849	3,466,208	314,558	598,308	(168,124)	1,913,860	18,377,905
Additions (Capex)	8,268	74,018	122,534	21,803	-	72,473	(594)	3,392,528	3,691,030
Write-offs, net	(752)	(27,534)	(2,408)	(919)	(208)	(1,606)	-	(12,961)	(46,388)
Net transfers	310,998	1,863,444	647,948	312,847	-	77,254	(484)	(3,280,179)	(68,172)
Depreciation (Note 24)	(327,091)	(998,018)	(668,245)	(397,931)	-	(156,426)	-	-	(2,547,711)
Balance at 09.30.14	2,356,363	9,344,216	1,555,678	3,402,008	314,350	590,003	(169,202)	2,013,248	19,406,664
Additions (Capex)	3,774	29,872	27,582	25,443	-	88,827	594	1,713,032	1,889,124
Write-offs, net	(18)	(6,900)	(379)	(367)	-	(611)	12,016	(5,886)	(2,145)
Net transfers	295,832	1,178,524	270,349	200,158	-	47,122	-	(2,013,856)	(21,871)
Depreciation	(114,275)	(337,135)	(242,543)	(142,051)	-	(54,037)	-	-	(890,041)
Balance at 12.31.14	2,541,676	10,208,577	1,610,687	3,485,191	314,350	671,304	(156,592)	1,706,538	20,381,731
Additions (Capex)	4,725	121,301	84,418	29,934	-	141,945	-	3,365,946	3,748,269
Write-offs, net	(3,859)	(20,443)	(2,591)	(2,114)	(74)	(1,714)	4,966	(14,589)	(40,418)
Net transfers	635,549	2,017,896	557,761	277,664	(1,386)	65,304	-	(3,558,791)	(6,003)
Depreciation (Note 24)	(370,552)	(1,095,646)	(699,486)	(399,190)	-	(168,917)	-	-	(2,733,791)
Balance at 09.30.15	2,807,539	11,231,685	1,550,789	3,391,485	312,890	707,922	(151,626)	1,499,104	21,349,788

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	Switching equipment	Transmission equipment and media	Terminal equipment/modem	Infrastructure	Land	Other property and equipment items	Estimated losses (a)	Assets and construction in progress	Total
Balance at 12.31.13	2,365,290	8,432,543	1,468,057	3,468,495	314,558	594,957	(169,979)	1,967,726	18,441,647
Additions (Capex)	8,268	74,018	133,307	21,803	-	96,346	(594)	3,367,810	3,700,958
Write-offs, net	(752)	(27,534)	(2,408)	(919)	(208)	(1,606)	1,681	(14,184)	(45,930)
Net transfers	310,998	1,863,444	647,948	312,847	-	105,106	(484)	(3,304,579)	(64,720)
Depreciation (Note 24)	(327,174)	(998,056)	(674,272)	(398,339)	-	(164,602)	-	-	(2,562,443)
Balance at 09.30.14	2,356,630	9,344,415	1,572,632	3,403,887	314,350	630,201	(169,376)	2,016,773	19,469,512
Additions (Capex)	3,774	29,872	30,121	25,443	-	76,470	594	1,737,750	1,904,024
Write-offs, net	(18)	(6,900)	(379)	(367)	-	(611)	12,054	(5,925)	(2,146)
Net transfers	295,832	1,178,524	270,506	200,158	-	66,969	-	(2,033,860)	(21,871)
Depreciation	(114,301)	(337,149)	(244,543)	(142,186)	-	(57,476)	-	-	(895,655)
Balance at 12.31.14	2,541,917	10,208,762	1,628,337	3,486,935	314,350	715,553	(156,728)	1,714,738	20,453,864
Additions (Capex)	121,187	573,500	312,995	41,469	-	168,515	(5,607)	3,372,090	4,584,149
Write-offs, net	(3,868)	(21,900)	(2,591)	(2,633)	(74)	(5,995)	7,421	(21,008)	(50,648)
Net transfers	747,477	1,962,038	571,057	149,280	(1,386)	174,929	-	(3,597,882)	5,513
Depreciation (Note 24)	(445,163)	(1,321,691)	(854,341)	(416,666)	-	(234,153)	-	-	(3,272,014)
Business combination (Note 3)	1,283,626	5,098,724	1,793,114	421,255	2,601	249,806	(64,350)	119,276	8,904,052
Balance at 09.30.15	4,245,176	16,499,433	3,448,571	3,679,640	315,491	1,068,655	(219,264)	1,587,214	30,624,916

(a)  The Company and its subsidiaries recognized a provision for potential obsolescence of materials used in property and equipment maintenance, based on levels of historical use and expected future use.

c) Depreciation rates

Property and equipment items are depreciated on a straight-line basis at the following annualrate:

Description	Company	Consolidated
Switching equipment	10.00 to 14.29	8.33 to 20.00
Transmission equipment and media	5.00 to 14.29	2.50 to 25.00
Terminal equipment/modem	10.00 to 66.67	10.00 to 66.67
Infrastructure	2.50 to 66.67	2.50 to 66.67
Other property and equipment items	10.00 to 25.00	10.00 to 66.67

d) Property and equipment items given in guarantee

At September 30, 2015, the Company had consolidated amounts of fixed asset items given in guarantee for lawsuits, amounting to R$165,524 (R$130,000 at December 31, 2014).

e) Capitalization of borrowing costs

At September 30, 2015 and December 31, 2014, the Company and its subsidiaries did not capitalize borrowing costs, as there were no qualifying assets.

f) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered reversible assets and are deemed to be part of the service concession assets. These assets will be automatically returned to ANATEL upon termination of the service concession arrangement, according to the regulation in force. At September 30, 2015, the estimated residual value of reversible assets was R$7,898,857 (R$7,639,587 at December 31, 2014), which comprised switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

g) Finance lease

Below are the amounts related to finance lease arrangements, in which the Company is a lessee, segregated by type of property and equipment item.

		Company/Consolidated
		09.30.15			12.31.14
	Annual depreciation rates (%)	Cost of property and equipment	Accumulated depreciation	Net balance	Cost of property and equipment	Accumulated depreciation	Net balance
Transmission equipment and media	5%	213,235	(19,948)	193,287	209,935	(12,062)	197,873
Infrastructure	5%	6,674	(2,225)	4,449	5,279	(2,032)	3,247
Other assets	20%	116,945	(80,871)	36,074	78,295	(78,295)	-
Total		336,854	(103,044)	233,810	293,509	(92,389)	201,120

13) INTANGIBLE ASSETS, NET

a) Breakdown

At September 30, 2015

	Company			Consolidated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Indefinite useful life
Goodwill	10,013,222	-	10,013,222	22,454,639	-	22,454,639

Finite useful life
Software	11,885,915	(9,792,634)	2,093,281	12,511,647	(10,218,929)	2,292,718
Customer portfolio	1,990,278	(1,066,826)	923,452	4,404,278	(1,204,404)	3,199,874
Trademarks and patents	1,601,433	(336,820)	1,264,613	1,660,433	(353,209)	1,307,224
License	20,052,123	(4,188,673)	15,863,450	20,052,123	(4,188,673)	15,863,450
Other intangible assets	158,104	(153,734)	4,370	308,158	(168,791)	139,367
Software in progress	74,645	-	74,645	74,645	-	74,645
Total	45,775,720	(15,538,687)	30,237,033	61,465,923	(16,134,006)	45,331,917

At December 31, 2014

	Company			Consolidated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Indefinite useful life
Goodwill	10,013,222	-	10,013,222	10,225,280	-	10,225,280

Finite useful life
Software	11,242,808	(9,232,751)	2,010,057	11,279,547	(9,266,911)	2,012,636
Customer portfolio	1,990,278	(880,402)	1,109,876	1,990,278	(880,402)	1,109,876
Trademarks and patents	1,601,433	(275,187)	1,326,246	1,601,433	(275,187)	1,326,246
License	20,052,007	(3,505,409)	16,546,598	20,052,007	(3,505,409)	16,546,598
Other intangible assets	152,026	(151,913)	113	152,026	(151,913)	113
Software in progress	66,675	-	66,675	66,675	-	66,675
Total	45,118,449	(14,045,662)	31,072,787	45,367,246	(14,079,822)	31,287,424

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

b) Changes

	Company
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks and patents	Licenses	Other intangible assets	Software in progress	Total
Cost
Balance at 12.31.13	10,013,222	1,983,624	1,358,442	1,410,453	14,474,566	336	46,348	29,286,991
Additions (Capex)	-	317,560	-	-	-	-	155,348	472,908
Write-offs, net	-	(124)	-	-	-	-	-	(124)
Net transfers	-	176,565	-	-	42,892	-	(154,737)	64,720
Amortization (Note 24)	-	(570,255)	(186,424)	(63,156)	(558,971)	(179)	-	(1,378,985)
Balance at 09.30.14	10,013,222	1,907,370	1,172,018	1,347,297	13,958,487	157	46,959	28,445,510
Additions (Capex)	-	179,614	-	-	2,770,320	-	111,991	3,061,925
Write-offs, net	-	-	-	-	-	-	-	-
Net transfers	-	114,145	-	-	1	-	(92,275)	21,871
Amortization	-	(191,072)	(62,142)	(21,051)	(182,210)	(44)	-	(456,519)
Balance at 12.31.14	10,013,222	2,010,057	1,109,876	1,326,246	16,546,598	113	66,675	31,072,787
Additions (Capex)	-	404,770	-	-	116	9,210	263,266	677,362
Write-offs, net	-	(28)	-	-	-	-	-	(28)
Net transfers	-	264,407	-	-	1	(3,109)	(255,296)	6,003
Amortization (Note 24)	-	(585,925)	(186,424)	(61,633)	(683,265)	(1,844)	-	(1,519,091)
Balance at 09.30.15	10,013,222	2,093,281	923,452	1,264,613	15,863,450	4,370	74,645	30,237,033

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks and patents	Licenses	Other intangible assets	Software in progress	Total
Cost
Balance at 12.31.13	10,225,280	1,987,634	1,358,442	1,410,453	14,474,566	336	46,348	29,503,059
Additions (Capex)	-	318,118	-	-	-	-	155,348	473,466
Write-offs, net	-	(124)	-	-	-	-	-	(124)
Net transfers	-	176,565	-	-	42,892	-	(154,737)	64,720
Amortization (Note 24)	-	(571,781)	(186,424)	(63,156)	(558,971)	(179)	-	(1,380,511)
Balance at 09.30.14	10,225,280	1,910,412	1,172,018	1,347,297	13,958,487	157	46,959	28,660,610
Additions (Capex)	-	179,612	-	-	2,770,320	-	111,991	3,061,923
Net transfers	-	114,145	-	-	1	-	(92,275)	21,871
Amortization	-	(191,533)	(62,142)	(21,051)	(182,210)	(44)	-	(456,980)
Balance at 12.31.14	10,225,280	2,012,636	1,109,876	1,326,246	16,546,598	113	66,675	31,287,424
Additions (Capex)	-	432,840	-	-	116	9,210	263,266	705,432
Write-offs, net	-	(27)	-	-	-	-	-	(27)
Net transfers	-	252,891	-	-	1	(3,109)	(255,296)	(5,513)
Amortization (Note 24)	-	(614,672)	(324,002)	(78,022)	(683,265)	(6,825)	-	(1,706,786)
Business combination (Note 3)	12,229,359	209,050	2,414,000	59,000	-	139,978	-	15,051,387
Balance at 09.30.15	22,454,639	2,292,718	3,199,874	1,307,224	15,863,450	139,367	74,645	45,331,917

Breakdown of goodwill as of September 30, 2015 and December 31, 2014 is as follows:

	Company	Consolidated
Ajato Telecomunicação Ltda.	149	149
Spanish e Figueira (merged into TDBH) (a)	-	212,058
Santo Genovese Participações Ltda. (b)	71,892	71,892
Telefônica Televisão Participações S.A. (c)	780,693	780,693
Vivo Participações S. A. (d)	9,160,488	9,160,488
GVT Participações S.A. (e)	-	12,229,359
Total	10,013,222	22,454,639

(a) Goodwill from partial spin-off of “Spanish e Figueira”, which was reversed to the Company upon merger of Telefônica Data Brasil Holding S.A.  (TDBH) in 2006.

(b) Goodwill generated upon acquisition of equity control of Santo Genovese Participações (parent company of Atrium Telecomunicações Ltda.), in 2004.

(c) Goodwill generated upon acquisition of Telefônica Televisão Participações (formerly Navytree) merged in 2008, economically based on a future profitability analysis.

(d) Goodwill generated upon acquisition/merger of Vivo Participações in 2011.

(e)  Goodwill generated upon acquisition of GVT Participações in 2015 (Note 3).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

c) Amortization rates

The Company’s finite-lived intangible assets are amortized on a straight-line basis, at the following annual rates:

Description	Company	Consolidated
Software	20.00	20.00
Customer portfolio	11.76	11.76 to 12.99
Trademarks and patents	5.13	5.13 to 66.67
Licenses	3.60 to 6.67	3.60 to 6.67
Other intangible assets	20.00	5.00 to 20.00

14)  PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	09.30.15	12.31.14	09.30.15	12.31.14
Salaries and compensations	26,095	27,754	32,247	27,754
Personnel and social benefits	351,779	267,736	520,405	271,082
Employees’ profit sharing	137,657	197,019	160,552	199,284
Share-based payment plans (Note 31)	22,214	18,793	22,244	18,793
Other indemnities	2,465	193,297	3,837	193,297
Total	540,210	704,599	739,285	710,210

Current	517,996	585,770	717,041	591,381
Noncurrent	22,214	118,829	22,244	118,829

15)  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	09.30.15	12.31.14	09.30.15	12.31.14
Sundry suppliers	6,272,709	6,521,830	7,169,520	6,794,000
Amounts to be transferred	145,888	103,016	158,291	102,915
Interconnection / interlink	335,301	445,192	366,165	445,192
Related parties (Note 28)	548,417	605,594	307,524	299,084
Total	7,302,315	7,675,632	8,001,500	7,641,191

16) TAXES, CHARGES AND CONTRIBUTIONS

	Company		Consolidated
	09.30.15	12.31.14	09.30.15	12.31.14
Income taxes	-	-	42,799	16,355
Income and social contribution taxes payable	-	-	42,799	16,355
Indirect taxes	1,105,278	1,277,709	1,547,964	1,332,444
ICMS	830,513	968,800	1,053,233	969,953
PIS and COFINS	187,980	194,627	343,242	236,556
Fust and Funttel	34,393	35,975	84,836	35,975
ISS, CIDE and other taxes	52,392	78,307	66,653	89,960
Total	1,105,278	1,277,709	1,590,763	1,348,799

Current	1,047,733	1,236,330	1,503,420	1,281,673
Noncurrent	57,545	41,379	87,343	67,126

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

17)  DIVIDENDS AND INTEREST ON EQUITY (IOE)

a)   Dividends and interest on equity receivable

The Company had dividends receivable from TData amounting to R$ 174,726 at December 31, 2014.

Changes:

Company
Balance at 12.31.14	174,726
Supplementary dividends for 2014	524,185
Dividends and interest on equity received	(698,911)
Balance at 09.30.15	-

For the cash flow statement, interest on equity and dividends received from the subsidiary are allocated to “Investing Activities”.

b)   Dividends and interest on equity payable

Breakdown:

	Company/Consolidated
	09.30.15	12.31.14
Telefónica Internacional S.A.	895,471	316,008
Telefónica S.A.	786,143	261,318
SP Telecomunicações Participações Ltda.	605,465	198,350
Telefónica Chile S.A.	1,819	626
Noncontrolling interests	1,302,226	719,019
Total	3,591,124	1,495,321

Changes:

Company / Consolidated
Balance at 12.31.14	1,495,321
Supplementary dividends for 2014	2,768,592
Interim dividends and interest on equity (net of IRRF)	1,222,000
Unclaimed dividends and interest on equity	(58,623)
Payments of dividends and interest on equity	(1,841,896)
IRRF on shareholders exempted from interest on equity	5,730
Balance at 09.30.15	3,591,124

For the cash flow statement, interest on  equity and dividends paid to shareholders are recognized in “Financing Activities”.

Interest on equity and dividends not claimed by shareholders expire within three years from the initial payment date. Should dividends and interest on equity expire, these amounts are recorded against equity for later distribution.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

18)  PROVISIONS AND CONTINGENCIES

The Company, as an entity and also as successor to the merged companies, and its subsidiaries are parties in administrative proceedings and labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for lawsuits for which an unfavorable outcome is considered probable.

Breakdown of and changes in provisions, whose unfavorable outcome is probable, in addition to contingent liabilities and provision for dismantling, are as follows:

	Company
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liabilities (PPA) (a)	Provision for decommissioning (b)	Total
Balances at 12.31.13	988,180	2,133,934	970,403	275,677	235,998	4,604,192
Additions	149,005	167,231	437,735	-	24,557	778,528
Write-offs due to payment	(121,287)	(64,021)	(174,953)	-	-	(360,261)
Write-offs due to reversal	(43,305)	(20,791)	(190,200)	(16,098)	(11,148)	(281,542)
Monetary restatement	34,162	125,445	69,824	14,073	-	243,504
Balances at 09.30.14	1,006,755	2,341,798	1,112,809	273,652	249,407	4,984,421
Additions	84,650	4,122	94,724	-	112,525	296,021
Write-offs due to payment	(78,381)	(3,611)	(54,388)	-	-	(136,380)
Write-offs due to reversal	(20,070)	(6,107)	12,739	(857)	(115,003)	(129,298)
Monetary restatement	20,172	43,696	31,587	4,813	-	100,268
Balances at 12.31.14	1,013,126	2,379,898	1,197,471	277,608	246,929	5,115,032
Additions	277,583	149,432	559,530	-	51,795	1,038,340
Write-offs due to payment	(207,329)	(76,471)	(266,466)	-		(550,266)
Write-offs due to reversal	(53,383)	(55)	(159,765)	(10,558)	(8,367)	(232,128)
Monetary restatement	74,228	149,841	131,236	17,507		372,812
Balances at 09.30.15	1,104,225	2,602,645	1,462,006	284,557	290,357	5,743,790

At 09.30.15
Current	121,608	-	723,865	-	-	845,473
Noncurrent	982,617	2,602,645	738,141	284,557	290,357	4,898,317

At 12.31.14
Current	124,599	-	549,677	-	-	674,276
Noncurrent	888,527	2,379,898	647,794	277,608	246,929	4,440,756

	Consolidated
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liabilities (PPA) (a)	Provision for decommissioning (b)	Total
Balances at 12.31.13	988,180	2,148,800	970,403	275,677	240,753	4,623,813
Additions	149,005	167,244	437,735	-	24,557	778,541
Write-offs due to payment	(121,287)	(64,021)	(174,953)	-	-	(360,261)
Write-offs due to reversal	(43,305)	(20,791)	(190,200)	(16,098)	(11,148)	(281,542)
Monetary restatement	34,162	126,382	69,824	14,073	-	244,441
Balances at 09.30.14	1,006,755	2,357,614	1,112,809	273,652	254,162	5,004,992
Additions	84,650	4,122	94,724	-	112,525	296,021
Write-offs due to payment	(78,381)	(3,611)	(54,388)	-	-	(136,380)
Write-offs due to reversal	(20,070)	(6,107)	12,739	(857)	(115,003)	(129,298)
Monetary restatement	20,172	44,023	31,587	4,813	-	100,595
Balances at 12.31.14	1,013,126	2,396,041	1,197,471	277,608	251,684	5,135,930
Additions	282,344	149,432	591,967	21,964	57,057	1,102,764
Write-offs due to payment	(209,070)	(76,472)	(289,577)	-		(575,119)
Write-offs due to reversal	(54,211)	(55)	(163,265)	(10,558)	(8,367)	(236,456)
Monetary restatement	74,228	152,981	132,412	29,559	5,678	394,858
Business combination (Note 3)	15,739	2,834	80,377	437,660	85,562	622,172
Balances at 09.30.15	1,122,156	2,624,761	1,549,385	756,233	391,614	6,444,149

At 09.30.15
Current	126,987	-	736,576	-	-	863,563
Noncurrent	995,169	2,624,761	812,809	756,233	391,614	5,580,586

At 12.31.14
Current	124,599	-	549,677	-	-	674,276
Noncurrent	888,527	2,396,041	647,794	277,608	251,684	4,461,654

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

(a)  Refers to contingent liabilities arising from Purchase Price Allocation (PPA) generated in acquisition of the controlling interest of Vivo Participações in 2011 and of GVT Part. in 2015 (Note3).

(b)  Refer to costs to be incurred to return the sites (locations for installation of base radio, equipment and real estate) to their respective owners in the same conditions as they were at the time of execution of the initial lease agreement.

18.1) Provisions and labor contingencies

	Amounts involved
	Company		Consolidated
Risk nature/level	09.30.15	12.31.14	09.30.15	12.31.14
Probable provisions	1,104,225	1,013,126	1,122,156	1,013,126
Possible contingencies	229,624	229,715	337,692	229,715

Provisions and labor contingencies involve labor claims filed by former employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among other issues,  overtime, salary equalization, post-retirement salary supplements, job hazard premium, additional for unhealthy work conditions and claims related to outsourced services.

The Company is also defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (PAMA), which require, among other issues, the annulment of the change occurred in such plan.  Most claims await decision by the Regional Labor Court of São Paulo.  Based on the opinion of its legal advisors and the current jurisdictional benefits, management considers this claim as a possible risk. No amount has been allocated for these claims, since in the case of loss, it is not possible to estimate the Company’s loss.

Additionally, the Company is a party to public civil actions filed by the Department of Labor, in respect to the decision to restrain the Company from continuing to hire outsourced companies to carry out the Company’s main activities.   No amounts were allocated to the possible likelihood of an unfavorable outcome related to these public civil actions in the table above, since in these phases, in the event of loss, it is not possible to estimate the Company’s monetary loss.

18.2) Provisions and tax contingencies

	Amounts involved
	Company		Consolidated
Risk nature/level	09.30.15	12.31.14	09.30.15	12.31.14
Probable provisions	2,602,645	2,379,898	2,624,761	2,396,041
Federal	2,484,270	2,302,029	2,504,628	2,318,172
State	100,516	61,134	100,793	61,134
Municipal	17,859	16,735	19,340	16,735

Possible contingencies	23,357,796	21,186,885	25,702,868	21,401,796
Federal	5,097,085	4,973,141	5,823,189	4,981,909
State	11,179,294	9,805,466	12,314,302	9,930,020
Municipal	710,430	658,468	757,619	660,084
ANATEL	6,370,987	5,749,810	6,807,758	5,829,783

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

Provisions for probable tax contingencies

Federal taxes

The Company and/or its subsidiaries are parties to administrative and judicial proceedings relating to: (i) claims resulting from the non-ratification of compensation and refund requests formulated by the Company; (ii)  social contributions referring to supposed failure to pay 11% on the value of invoices received from service providers hired through transfer of labor; (iii) CIDE levied on the remittance of amounts abroad related to technical and administrative assistance and similar services, as well as royalties; (iv) non-inclusion of interconnection and EILD expenses in the FUST base; (v) contribution to Empresa Brasileira de Comunicação, created by Law No. 11652/08; (vi) TFI/TFF on mobile stations; (vii) IRRF on interest on equity; (viii) Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (ix) Social Investment Fund (Finsocial) offset amounts; (x) failure to pay withholding social contribution tax levied on services rendered, remuneration, salaries and other salary bases; (xi) COFINS – requirement resulting from non-inclusion of financial income into the tax base; (xii) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98; and (xiii) Tax on Net Income (ILL).

At September 30, 2015, total consolidated provisions amounted to R$2,504,628 (R$ 2,318,172 at December 31, 2014).

State taxes

The Company and/or its subsidiaries are parties to administrative and judicial proceedings in progress referring to (i) ICMS tax credits on electric power and other ICMS credits without documentation (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS tax incentives for cultural projects; (iv) environmental administrative fine; (v) disallowance of ICMS credit referring to Agreement 39; (vi) co-billing; and (vii) rate difference.

At September 30, 2015, total consolidated provisions amounted to R$100,793 (R$61,134 at December 31, 2014).

Municipal taxes

The Company and/or its subsidiaries are parties to various municipal tax proceedings referring to (i) IPTU; (ii) ISS levied on real estate lease services and noncore and supplementary activities; (iii) surveillance, control, and monitoring fee (TVCF); and (iv) withholding of ISS on outsourced services.

At September 30, 2015, total consolidated provisions amounted to R$19,340 (R$16,735 at December 31, 2014).

Possible tax contingencies

According to the understanding of Management and its legal counsel, there is the likelihood of loss in federal, state and municipal proceedings, in addition to the proceedings with ANATEL, as follows:

Federal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the federal level, which are awaiting decisions in various court levels.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

Among these lawsuits, the following are highlighted: (i) protest letters due to non-ratification of compensation requests made by the Company; (ii) social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Occupational Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (iii) IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, as well as royalties; (iv) PIS levied on roaming; (v) CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (STN) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Brazilian Central Bank; (vi) IRPJ and CSLL related to deductions on revenues from reversal of provisions; (vii) IRPJ and CSLL - disallowance of costs and sundry expenses not evidenced; (viii) deductions of COFINS from loss in swap transactions; (ix) PIS / COFINS accrual basis versus cash basis; (x) IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of Espírito Santo State (FUNRES); and (xi) IRPJ on derivative operations; (xii) IRPJ and CSLL – disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S.A., goodwill arising from the privatization process and corporate restructuring of Vivo S.A. and goodwill arising from merger of Navytree and TDBH; (xiii) goodwill arising from the acquisition of GVT Holding by Vivendi, (xiv) temporary import duty reduction (“ex-tarifário”), revoking of the benefit granted by the Foreign Trade Chamber (CAMEX) Resolution No.  6, increase in the import duty from 4% to 28%; (xv) IPI levied on shipment of fixed access units from the Company's establishment to customers under the free lease system; (xvi) PIS and COFINS levied on aggregate-value services; (xvii) INSS – Stock Options: requirement of social security contributions on the amounts paid by the Group companies to their employees under the stock option plan; and (xviii) IOF required on loan, intercompany and credit transactions.

At September 30, 2015, consolidated amounts totaled R$5,823,189 (R$4,981,909 at December 31, 2014).

State taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, at the state level, which are awaiting decisions in various court levels.

Among these lawsuits, the following are highlighted: (i) provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii) international calls (DDI); (iii) undue credit related to the acquisition of items intended to property, plant and equipment and lack of proportionate credit reversal referring to the acquisition of property, plant and equipment items; (iv) amounts unduly appropriated as ICMS tax credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing, (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services (Agreement 69/98); (x) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred collection of ICMS - interconnection (DETRAF – Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the Company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xviii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption from public bodies); (xix) DETRAF fine, (xx) ICMS on own consumption; (xxi) ICMS on exemption of public bodies; (xxii) issue of invoices with negative ICMS amounts; (xxiii) new tax register bookkeeping without previous authorization by tax authorities; (xxiv) membership; and (xxv) services not measured.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

For the Rio de Janeiro and São Paulo States, GVTPart. has set up a provision in the amount or R$28,661, since payment of this tax is deemed as probable. This amount is recorded in the balance sheet under “Other taxes, charges and contributions”.

At September 30, 2015, consolidated amounts totaled R$12,314,302 (R$9,930,020 at December 31, 2014).

Local taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the local level, which are awaiting decisions in various court levels.

Among these lawsuits, the following are highlighted: (i) ISS – secondary activities, value added and supplementary services; (ii) withholding ISS; (iii) IPTU; (iv) Land Use Fee; (v) municipal fees; (vi) tariff for Use of Mobile Network (TUM), infrastructure lease; (vii) advertising services; (viii) services provided by third parties; (ix) business management consulting services provided by Telefónica Internacional (TISA); (x) ISS tax levied on caller ID services and on cell phone activation and (xi) ISS on continuous rendered service, provision, reversal and cancelled invoices.

At September 30, 2015, consolidated amounts totaled R$757,619 (R$660,084 at December 31, 2014).

ANATEL

Universal Telecommunication Services Fund (FUST)

Petitions for injunctions were filed seeking the right to not include expenses with interconnection and Industrial Use of Dedicated Line in FUST tax base, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9998/00, which are awaiting a decision in 2nd court level.

A number of delinquency notices referring to debit entry were issued by ANATEL at the administrative level to set up the tax credit related to interconnection, EILD and other revenues that are not earned from the provision of telecommunications services.

At September 30, 2015, consolidated amounts totaled R$3,506,712 (R$3,139,254 at December 31, 2014).

Telecommunications Technology Development Fund (FUNTTEL)

The Company and its subsidiary are parties to administrative and judicial proceedings which are waiting to be tried at the lower administrative court and the court of appeals. Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

At September 30, 2015, consolidated amounts totaled R$900,465 (R$716,369 at December 31, 2014).

Telecommunications Inspection Fund (FISTEL)

Upon extension of the effective license period to use telephone switches in connection with use of STFC (landline phone carriers) and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee (TFI).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. The Company understands that such collection is unjustified, and separately challenged the aforesaid fee in court.

At September 30, 2015, total consolidated provisions amounted to R$2,395,049 (R$1,971,290 at December 31, 2014), without the respective judicial deposit.

Public Price for Numbering Resource Management (PPNUM)

The Company, along with other wireless carriers in Brazil, is challenging in court the tariff charged by ANATEL for use by such carriers of the numbering resources managed by the agency. In view of the collections, the Company made a judicial deposit referring to the amounts due. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting to be tried at the court of appeals.

At September 30, 2015, total consolidated provisions amounted to R$ 5,532 (R$2,870 at December 31, 2014).

18.3) Provisions, civil and regulatory contingencies

	Amounts involved
	Company		Consolidated
Risk nature/level	09.30.15	12.31.14	09.30.15	12.31.14
Probable provisions	1,462,006	1,197,471	1,549,385	1,197,471
Civil	909,103	772,658	951,471	772,658
Regulatory	552,903	424,813	597,914	424,813

Possible contingencies	5,585,334	4,484,947	5,853,181	4,484,947
Civil	2,425,506	1,873,607	2,514,577	1,873,607
Regulatory	3,159,828	2,611,340	3,338,604	2,611,340

Provisions for probable civil contingencies

•           The Company is party to proceedings that involve right to receive supplementary amounts from shares calculated in relation to the network expansion plan after 1996 (supplement of shares proceedings). These proceedings involve various phases: 1st level, Court of Justice and Supreme Court of Justice. At September 30, 2015, the consolidated provisioned amount was R$179,056 (R$138,654 at December 31, 2014).

•           The Company is party to various civil proceedings related to consumers in administrative and judicial spheres, referring to non-compliance with services and/products sold.  At September 30, 2015, the consolidated provisioned amount was R$418,536 (R$325,571 at December 31, 2014).

•           The Company is party to various civil proceedings of non-consumer nature in administrative and judicial spheres, all related to the ordinary course of business. At September 30, 2015, the consolidated provisioned amount was R$353,879 (R$ 308,433 at December 31, 2014).

Provisions for probable regulatory contingencies

The Company and GVTPart. are parties to administrative proceedings against ANATEL, which were filed based on alleged noncompliance with obligations set forth in industry regulations, as well as in legal claims discussing sanctions by ANATEL at the administrative level.   At September 30, 2015, the consolidated provisioned amount was R$597,914 (R$424,813 at December 31, 2014).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

Possible civil contingencies

According to the Company's management and legal counsel, the likelihood of loss of the following proceedings is possible.

•       Public Interest Suit in which the Company is involved referring to the Community Telephone Plan (PCT), about the right for indemnification of the acquirers of expansion plans, not receiving shares for financial investments made in the city of Mogi das Cruzes, whose total consolidated amount approximates to R$399,090 at September 30, 2015 (R$336,758 at December 31, 2014). São Paulo Court of Justice (TJSP) changed its decision, and judged this matter groundless. The carriers association of Mogi das Cruzes (claimant) filed a special appeal to reverse that decision, which is currently waiting for a decision.

•       Collective Action filed by SISTEL Participants' Association (ASTEL) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the Medical Care Plan for Retired Employees (PAMA) and claim for the reestablishment of the prior status quo.  This proceeding is still in the appeal phase, and awaits a decision as regards the possible admission of the Special and Additional Appeals in connection with the Court of Appeals' decision, which changed the decision rendering the matter groundless. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability, in that it entails a return to the prior plan conditions.

•       Public Interest Suits filed by ASTEL, in the state of São Paulo, and by FENAPAS, both against SISTEL, the Company and other carriers, in order to annul spin-off of the private pension plan PBS, alleging, in short, the “windup of the supplementary private pension plan of SISTEL Foundation”, which led to various specific mirror PBS plans, corresponding to allocation of funds from technical surplus and tax contingencies existing at the time of the spin-off. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because this involves the return of the spun-off assets of SISTEL referring to telecommunication carries of the former Telebrás System.

•       The Public Prosecutor’s Office of São Paulo State began a public class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The Public Prosecutor’s Office suggested that the indemnification to be paid should be R$ 1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages.

Conversely, in the event that the number of claiming consumers is not in line with the extent of damages, after the lapsing of one year, the judge determined that the amount of R$ 60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits, or the amounts claimed thereby. The parties filed an appeal on the merits of the case. The judgment effects are in abeyance. No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since, in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible. On April 13, 2015, the Company’s appeal on the merits of the case was judged, and the decision handed down by the lower court was changed, by unanimous vote. Such decision sentenced the Company to pay for damages and pain and suffering caused to all consumers affected by "problems” in the services provided.

•       The Company is party to other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor’s Office. The Company is also party to other claims of several types related to the normal course of business. At September 30, 2015, the consolidated provisioned amount was R$2,103,112 (R$1,525,908 at December 31, 2014).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

•       The Company has received fines regarding the noncompliance with SAC Decree. We currently have various actions (administrative and judicial proceedings). At September 30, 2015, the consolidated amount was R$12,375 (R$10,941 at December 31, 2014).

•       Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (Lune), a Brazilian company, proposed the lawsuit on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina".  The purpose of that lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable sentence was passed determining that the Company should refrain from selling mobile phones with Caller ID service (Bina), subject to a daily fine of R$ 10,000 in case of noncompliance. Furthermore, according to the sentence passed, the Company must pay indemnification for royalties, to be calculated in settlement. Motions for Clarification were opposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. Bill of review appeal in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. Bill of review for appeal at sentence phase pending decision. There is no way to determine the extent of potential liabilities with respect to this claim.

•       The Company and other wireless carriers are defendants in several lawsuits filed by the Public Prosecutor’s Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though we believe that our criteria for the period determination comply with ANATEL standards. Based on the legal counsel’s opinion, collective actions have a remote likelihood of loss.

Possible regulatory contingencies

According to the Company’s management and legal counsel, the likelihood of loss of the following regulatory civil proceedings is possible.

•       The Company is party to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level.  At September 30, 2015, the consolidated amount was R$3,338,604 (R$2,611,340 at December 31, 2014).

•       Administrative and legal proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP-related radiofrequencies. Under clause 1.7 of the Authorization Terms that grant right of use of SMP-related radiofrequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans and also on revenue from interconnection services and other operating income, which is not provided for by clause 1.7 of the referred to Authorization Terms.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charges, based on ANATEL’s position.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

18.4) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

	At 09.30.15
	Company			Consolidated
	Property and equipment	Judicial deposits and garnishments	Letters of guarantee	Property and equipment	Judicial deposits and garnishments	Letters of guarantee
Civil, labor and tax	165,524	4,998,088	2,416,048	165,524	5,608,875	2,840,682
Total	165,524	4,998,088	2,416,048	165,524	5,608,875	2,840,682

At September 30, 2015, in addition to the guarantees presented above, the Company and its Subsidiary had amounts under short-term investment frozen by courts (except for loan-related investments), in the consolidated amount of R$58,774 (R$64,899 at December 31, 2014).

19)  DEFERRED REVENUES

	Company		Consolidated
	09.30.15	12.31.14	09.30.15	12.31.14
Services and goods (a)	549,237	764,791	549,237	764,791
Disposal of property and equipment items (b)	122,353	124,247	122,353	124,247
Activation revenue (c)	81,273	91,954	85,799	106,209
Loyalty program (d)	95,639	92,670	95,639	92,670
Government grants (e)	126,935	77,113	126,935	77,113
Equipment donations (f)	8,640	8,947	8,640	8,947
Other revenues (g)	59,409	25,824	59,409	25,824
Total	1,043,486	1,185,546	1,048,012	1,199,801

Current	600,128	704,589	604,072	717,019
Noncurrent	443,358	480,957	443,940	482,782

(a)  Refers to the balances of agreements of prepaid services revenue and multi-element operations, which are recognized in P&L to the extent that services are provided to customers. Includes the amounts of the agreement the Company entered into for the industrial use of its mobile network by another SMP carrier in Regions I, II and III of the General Authorization Plan (PGA), which is intended solely to the rendering of SMP services by the carrier to its users.

(b)  Refers to net balance of the residual value from disposal of non-strategic towers and rooftops, to be transferred to P&L upon compliance of conditions for recognition in books.

(c)  Refers to the deferral of activation revenue (fixed) recognized in P&L over the estimated period in which the customer stays in the plant.

(d)  Refers to the loyalty point program maintained by the Company, which allows customers to accumulate points when paying their bills referring to use of services offered. The balance represents the Company’s estimate of customers’ exchanging points for goods and/or services in the future.

(e)  Refers to government grant deriving from funds raised with BNDES in a specific credit line, used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized by the useful life of equipment and grants resulting from projects related to state taxes, which are being amortized under contractual terms.

(f)   Refers to the balances of network equipment donations from suppliers, which are amortized by the useful life of the referred to equipment.

(g)  Includes amounts of the reimbursement for costs for leaving radio frequency sub-bands 2,500MHz to 2,690MHz due to cancellation of the Multichannel Multipoint Distribution Service (MMDS).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

20) LOANS, FINANCING, DEBENTURES, FINANCE LEASE AND CONTINGENT CONSIDERATION

a) Breakdown

	Company
	Information at September 30, 2015			09.30.15			12.31.14
	Currency	Annual interest rate	Maturity	Current	Noncurrent	Total	Current	Noncurrent	Total

Local currency				1,295,469	5,161,743	6,457,212	1,445,347	5,116,491	6,561,838

Loans and financing				489,502	1,145,429	1,634,931	665,848	1,498,983	2,164,831
Financing - BNDES	URTJLP (a)	TJLP+ 0% to 9%	07/15/19	331,448	981,628	1,313,076	510,323	1,224,052	1,734,375
Financing - BNDES	BRL	2.5% to 8.7%	01/15/23	93,221	158,398	251,619	87,495	220,903	308,398
Financing - BNB	BRL	10.00%	10/30/16	64,833	5,403	70,236	68,030	54,028	122,058

Finance lease	R$		08/31/33	29,369	232,836	262,205	24,452	205,892	230,344

Debentures				776,598	3,419,731	4,196,329	755,047	3,411,616	4,166,663
4th issue - series 2	R$	106.8% of CDI	10/15/15	681,479	-	681,479	655,738	-	655,738
4th issue - series 3	R$	IPCA+4.00%	10/15/19	1,314	31,903	33,217	270	30,915	31,185
1st issue - Minas Comunica	R$	IPCA+0.50%	07/05/21	-	88,942	88,942	-	82,186	82,186
3rd issue	R$	100% of CDI + 0.75%	09/10/17	15,576	1,999,338	2,014,914	71,825	1,999,433	2,071,258
4st issue	R$	100% of CDI + 0.68%	04/25/18	78,229	1,299,548	1,377,777	27,214	1,299,082	1,326,296

Contingent payment	R$			-	363,747	363,747	-	-	-

Foreign currency				164,854	489,452	654,306	819,171	418,251	1,237,422

Loans and financing				164,854	489,452	654,306	819,171	418,251	1,237,422
Loans - BEI	US$			-	-	-	716,963	-	716,963
Financing - BNDES	UMBND (b)	ECM (c) + 2.38%	07/15/19	164,854	489,452	654,306	101,933	418,251	520,184
BBVA commission	R$			-	-	-	275	-	275

Total				1,460,323	5,651,195	7,111,518	2,264,518	5,534,742	7,799,260

Loans, financing and finance lease				683,725	1,867,717	2,551,442	1,509,471	2,123,126	3,632,597
Debentures				776,598	3,419,731	4,196,329	755,047	3,411,616	4,166,663
Contingent payment				-	363,747	363,747	-	-	-
Total				1,460,323	5,651,195	7,111,518	2,264,518	5,534,742	7,799,260

	Consolidated
	Information at September 30, 2015			09.30.15			12.31.14
	Currency	Annual interest rate	Maturity	Current	Noncurrent	Total	Current	Noncurrent	Total

Local currency				1,675,958	6,340,248	8,016,206	1,445,347	5,116,491	6,561,838

Loans and financing				869,991	2,323,934	3,193,925	665,848	1,498,983	2,164,831
Financing - BNDES	URTJLP (a)	TJLP+ 0% to 9%	07/15/2019	572,735	1,887,774	2,460,509	510,323	1,224,052	1,734,375
Financing - BNDES	BRL	2.5% to 8.7%	01/15/2023	108,357	244,662	353,019	87,495	220,903	308,398
Financing - BNDES	BRL	IPCA + 2.95% + TR p.a.	07/15/2016	29,126	-	29,126	-	-	-
Financing - BNDES	BRL	Accum. SELIC D-2 + 2.32% p.a.	01/15/2023	700	142,037	142,737	-	-	-
Financing - BNB	BRL	7.0% to 10%	10/30/2016	65,871	49,461	115,332	68,030	54,028	122,058
Confirming	BRL	15.0%		93,202	-	93,202	-	-	-

Finance lease	R$		08/31/2033	29,369	232,836	262,205	24,452	205,892	230,344

Debentures				776,598	3,419,731	4,196,329	755,047	3,411,616	4,166,663
4th issue – series 2	R$	106.8% of CDI	10/15/2015	681,479	-	681,479	655,738	-	655,738
4th issue – series 3	R$	IPCA+4.00%	10/15/2019	1,314	31,903	33,217	270	30,915	31,185
1st issue - Minas Comunica	R$	IPCA+0.50%	07/05/21	-	88,942	88,942	-	82,186	82,186
3rd issue	R$	100% of CDI + 0.75%	09/10/17	15,576	1,999,338	2,014,914	71,825	1,999,433	2,071,258
4st issue	R$	100% of CDI + 0.68%	04/25/2018	78,229	1,299,548	1,377,777	27,214	1,299,082	1,326,296

Contingent payment	R$			-	363,747	363,747	-	-	-

Foreign currency				2,237,590	489,452	2,727,042	819,171	418,251	1,237,422

Loans and financing				2,237,590	489,452	2,727,042	819,171	418,251	1,237,422
Loans - BEI	US$			-	-	-	716,963	-	716,963
Senior Debit	EUR	Euribor + 1.05% p.a.	10/26/2015	2,072,736	-	2,072,736	-	-	-
Financing - BNDES	UMBND (b)	ECM (c) + 2.38%	07/15/2019	164,854	489,452	654,306	101,933	418,251	520,184
BBVA commission	R$					-	275	-	275

Total				3,913,548	6,829,700	10,743,248	2,264,518	5,534,742	7,799,260

Loans, financing and finance lease				3,136,950	3,046,222	6,183,172	1,509,471	2,123,126	3,632,597
Debentures				776,598	3,419,731	4,196,329	755,047	3,411,616	4,166,663
Contingent payment				-	363,747	363,747	-	-	-
Total				3,913,548	6,829,700	10,743,248	2,264,518	5,534,742	7,799,260

(a) Long-term interest reference unit (URTJLP) used by the Brazilian Development Bank (BNDES) as the contractual currency in financing agreements.

(b) Currency unit based on a currency basket (UMBND) used by BNDES as a contractual currency in financing agreements based on funds raised in foreign currency.

(c) The Currency Basket Charge (ECM) is a rate quarterly disclosed by BNDES.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

b)  Loans and financing

Brazilian Development Bank (BNDES)

•       On October 23, 2007, a credit facility of R$2,034,717 was approved, and sub-credit facility “A” amounts to R$1,926,309 (TJLP + 3.73% p.a.) and sub-credit facility “B” to R$108,408 (TJLP + 1.73% p.a.), maturing in 8 years, with principal payment in 60 monthly and successive installments, with grace period expired on May 15, 2010. All of these funds have been withdrawn and investment thereof has been proven and accepted by BNDES for the purpose of financing investment projects for goods and services produced in Brazil.

The balance of this agreement at December 31, 2014 amounted to R$170,536, it was fully settled on May 15, 2015.

•       On October 14, 2011, a credit facility was taken out amounting to R$3,031,110, restated in 2013 to R$2,152,098, and sub-credit facility “A” amounts to R$1,360,455 (TJLP + 3.38% p.a.), sub-credit facility “B” to R$406,206 (UMBND + 2.38% p.a.), sub-credit facility “C” to R$282,149 (TJLP + 1.48% p.a.), sub-credit facility “D” to R$80,948 (TJLP + 4.08% p.a.) and sub-credit facility “E” to R$22,340 (TJLP), maturing in 8 years, with grace period expired on July 15, 2014. After this period, principal interest and amortization will be paid in 60 monthly and successive installments, for new negotiations of credit facilities and modalities with the bank. All of these funds have been withdrawn by the Company and used in investments in expansion and improvement of the current network, implementation of the infrastructure required for new technologies, from 2011 to 2013, and construction of a data center in the city of Tamboré (São Paulo State) and social projects.

As the interest rates applied to two of the five sub-credit facilities of this financing are lower than those prevailing in the market (TJLP and TJLP + 1.48% p.a.), this operation falls within the scope of IAS 20/CPC 7. Accordingly, the government grant by BNDES, adjusted to present value and deferred over the useful life of the financed asset item, resulted in a balance amounting to R$11,024 (R$ 13,517 at December 31, 2014) as of September 30, 2015, Note 19.

The balance of this agreement at September 30, 2015 amounted to R$1,966,383 (R$2,049,346 at December 31, 2014).

•       On January 1, 2010, a credit facility amounting to R$319,927 was approved, at 4.5% and 5.5% p.a., maturing in 10 years, with principal payment in 96 monthly and successive installments from March 15, 2012, after a grace period of 2 years. These funds were obtained through the Investment Support Program (BNDES PSI) and used to improve the network capacity through acquisition of domestic equipment previously registered with BNDES (subject to Finame), and released as that investment is evidenced. Up to December 31, 2012, the amount of R$184,489 was released and the remaining balance of R$135,438  was canceled.

As the interest rates applied thereon are lower than those observable in the market (fixed interest rates varying from 4.5% to 5.5% p.a.), this operation falls within the scope of IAS 20/CPC 7. Accordingly, the government grant by BNDES, adjusted to present value and deferred over the useful life of the financed asset item, resulted in balance amounting to R$9,766 as of September 30, 2015 (R$13,614 as of December 31, 2014), Note 19.

The balance of this agreement at September 30, 2015 amounted to R$96, 722 (R$110,456 at December 31, 2014).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

•       Between November 24, 2010 and March 31, 2011, credit facilities amounting to R$29,066 were approved, at 5.5% p.a., TJLP + 5.7% p.a. and TJLP + 9.0% p.a., maturing in 5 years, with principal payment in 48 monthly and successive installments from January 15, 2012, after a grace period of 1 year. On December 15, 2011, R$11,097 were approved, at 5.0% p.a. and 8.7% p.a., maturing in 36 months, with principal payment in 30 monthly and successive installments until settlement on March 15, 2015. On December 28, 2012, R$9,493 were also approved, at 2.5% p.a., maturing in 36 months, with six-month grace period for principal, fully released as the investments made are proved. These credit facilities were fully withdrawn by the Company.

These transactions also fall within the scope of IAS 20/CPC 7 because the interest rate is lower than the observable market rates (fixed interest rates varying from 2.5% to 5.5% p.a.), and government grants by BNDES, adjusted to present value, resulted – as of September 30, 2015 – in the amount of R$54 (R$826 at December 31, 2014), Note 19.

The balance of this agreement at September 30, 2015 amounted to R$3,814 (R$12,863 at December 31, 2014).

•       On December 1, 2010, a credit facility amounting to R$5,417 was approved, subsequently restated to R$2,262, at 5.5% p.a., maturing in 10 years, with principal payment in 96 monthly and successive installments from February 15, 2013, after a grace period of 2 years, through the Investment Support Program (BNDES PSI). This credit facility was fully withdrawn by the Company.

These transactions also fall within the scope of IAS 20/CPC 7 because the interest rate is lower than the observable market rates (5.5% p.a., pre-fixed), and government grants by BNDES, adjusted to present value, resulted – as of September 30, 2015 – in the amount of R$209 (R$242 at December 31, 2014), Note 19.

The balance of this agreement at September 30, 2015 amounted to R$1,302 (R$1,724 at December 31, 2014).

•       On December 28, 2012, R$353,483 financing facilities were approved, later adjusted to R$225,467, at the rate of 2.5% p.a., for 60 months, with a 24-month grace period for principal, and released as the investments made are proved. This credit facility was fully withdrawn by the Company.

These transactions also fall within the scope of IAS 20/CPC 7 because the interest rate is lower than the observable market rates (2.5% p.a., pre-fixed), and government grants by BNDES, adjusted to present value, resulted – as of September 30, 2015 – in the amount of R$29,125 (R$31,286 at December 31, 2014), Note 19.

The balance of this agreement at September 30, 2015 amounted to R$146,504 (R$213,985 at December 31, 2014).

•       On August 1, 2013, a R$4,030 financing facility was approved at the rate of 3.5% p.a., for 60 months, with a 24-month grace period for principal, and released as the investments made are proved.  This credit facility was fully withdrawn by the Company.

These transactions also fall within the scope of IAS 20/CPC 7 because the interest rate is lower than the observable market rates (3.5% p.a., pre-fixed), and government grants by BNDES, adjusted to present value, resulted – as of September 30, 2015 – in the amount of R$646 (R$737 at December 31, 2014), Note 19.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

The balance of this agreement at September 30, 2015 amounted to R$3,277 (R$4,047 at December 31, 2014).

•       On December 12 2008, a credit facility amounting to R$ 615,909 was approved for GVT, under sub-credit facility “A" at the amount of R$ 158,520 (IPCA + TR + 2.95% p.a.) a total term of 8 years with principal payment in 6 annual and successive payments with grace period expiring July 15, 2011, Sub-credit Facility "B” amounting to R$ 369,880 (TJLP + 2.95% p.a.) and sub-credit facility “C” amounting to R$87,509 (TJLP + 2.05% p.a.), maturing in 9 years with principal payment in 72 monthly and successive installments, and a grace period expiring June 15, 2011. All these funds have been drawn down and the respective investments are evidenced and accepted by the BNDES. It is intended to finance investment in Brazilian products and services.

On June 21, 2010, GVT received authorization from BNDES referring to the request of partial early settlement of this agreement. The amounts presented in this note represent the balance of partial settlement performed on July 15, 2010, plus contractual and regular amortizations that started on July 15, 2011.

The balance of this agreement at September 30, 2015 was R$130,023.

•       On November 9, 2011 GVT agreed upon a second loan agreement with BNDES, obtaining funds to be allocated to the completion of the investment plan for the triennium 2011-2013, intended to expand the current practice areas to new areas, the modernization of telecommunication and internet services, and the launch of new services. The total loan agreement amount is R$1,184,107, with the sub-credit facility "A" at the amount of R$875,365 (TJLP + 3.38% p.a.), sub-credit facility "B" amounting to R$222,703 (TJLP + 1.48% p.a.), sub-credit facility "C" amounting to R$81,177 (5% p.a.) and subcredit facility “D”  amounting to R$4,862 (TJLP) maturing in 9 years with a grace period expiring August 15, 2014. After this period interest and amortization on the principal for sub credit facilities “A”, "B" and "D” shall be paid in 72 monthly and successive installments. Subcredit facility "C" amortization is in 63 monthly successive payments.   The remaining amount of R$ 45,490, was cancelled on April 9, 2014 (subcredit facility "B" at R$40,929 and subcredit facility "C" at R$4,561).

The balance of this agreement at September 30, 2015 was R$935,370.

•       On December 30, 2014 GVT agreed upon a third loan agreement with BNDES, obtaining funds to be allocated to the completion of the investment plan for the triennium 2014-2016, intended to expand the current practice areas to new areas. The total loan agreement amount is R$1,000,293, with the sub-credit facility "A" in the amount of R$297,486 (TJLP + 3.12% p.a.), sub-credit facility "B" amounting to R$297,486 (SELIC + 2.32% p.a.), sub-credit facility "C" amounting to R$105,332 (6% p.a.), subcredit facility “D” amounting to R$94,668 (4% p.a.), subcredit facility “E” amounting to R$195,749 (TJLP + 2.32% p.a.) and subcredit facility “F” amounting to R$9,572 (TJLP) maturing in 8 years, with grace period expiring January 15, 2018, for subcredit facilities “A”, “B”, “D”, “E” and “F”. After the period principal interest and amortization shall be paid in 60 monthly successive payments, with the last payment made on January 15, 2023. For subcredit facility "C" amortization shall be paid in 60 monthly successive instalments with the first payment on February 15, 2017 and the last on January 15, 2022.

The balance of this agreement at September 30, 2015 was R$355,302.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

European Investment Bank (EIB)

On October 31, 2007, a credit facility amounting to €250 million (equivalent to US$365 million at the time) was taken out, at 4.18% and 4.47% p.a., maturing in 7 years with principal payment in two installments. The first installment of R$272,460 was paid on December 19, 2014 and the second on March 2, 2015. Interest was charged semi-annually based on the dates of each release. The funds were released in two installments, the first on December 19, 2007 and the second on February 28, 2008. The agreement had a swap transaction associated therewith that transformed currency risk into CDI variation percentage and that was settled in accordance with the maturity of each installment. The balance of this agreement at December 31, 2014 was R$716,963.

Banco do Nordeste (BNB)

•       On January 29, 2007 and October 30, 2008, credit facilities amounting to R$247,240 and R$389,000 were taken out, respectively, at 10% p.a., maturing in 8 years, with principal payment in 78 and 72 installments, respectively, after a grace period of 2 years. On January 29, 2015, the first credit facility was settled. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil.

The balance of this agreement at September 30, 2015 amounted to R$70,236 (R$122,058 at December 31, 2014).

•       On August 18, 2014, GVT took out financing lines in the amount of R$31,619 and R$115,014, at interest rates of 7.06% p.a. and 8.24% p.a., respectively, maturing in 8 years, with payment of principal in 72 installments, after grace period of 2 years maturing on September 18, 2016. On April 17, 2015, there was partial draw down of R$5,719 referring to the first line and R$38,959 to the second financing line. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil.

The balance of this agreement at September 30, 2015 was R$45,096.

Senior Debt

On March 9, 2015, GVT entered into a loan agreement with Societe Generale amounting to €825 million at rates of Euribor 3M + 1.05% p.a. over a total period of 180 days as from the drawn down date.

The amount was raised in two tranches with the first on March 17, 2015 amounting to €325 million (equivalent to R$1,102,563), with payment of principal in a single installment on September 14, 2015. The second tranche was drawn down on April 28, 2015, amounting to €465 million (equivalent to R$1,506,600), with payment of principal in full on October 26, 2015 (note 36). Interest will be paid on a quarterly basis in accordance with the dates funds are drawn down.  This financing is secured with a swap agreement that converts the currency risk into a percentage of CDI variation and shall be settled in accordance with the maturity of each instalment. The remaining balance amounting to €35 million was cancelled on April 16, 2015. On September 14, 2015, GTV settled the first tranche in the amount of R$1,416,333 plus interest and taxes.

The balance of this agreement at September 30, 2015 was R$2,072,736.

c)  Finance lease

Finance lease agreement that transfer to the Company basically all the risks and rewards related to ownership of the leased item are capitalized at lease inception at the fair value of the leased asset or, if lower, the present value of minimum payments of a lease agreement. Initial direct costs incurred in the transaction are added to cost, where applicable.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

The Company has agreements classified as finance lease as a lessee, related to: (i) lease of towers and rooftops, arising from sales and financial leaseback transactions; (ii) lease of sites built as Built to Suit (“BTS”) for installing antennas and other equipment and means of transmission; (iii) lease of IT equipment and; (iv) lease of infrastructure and means of transmission associated with the electrical grid, connecting cities in the North and Central-West regions of Brazil. The net book value of such assets remained unchanged until sale thereof, and a liability was recognized corresponding to the present value of mandatory minimum installments of the agreement.

The amounts recorded in property, plant and equipment are depreciated over the shorter of the estimated useful life of the assets or the lease term.

The balance of amounts payable referring to aforementioned transactions comprises the following effects:

	Company/Consolidated
	09.30.15	12.31.14
Nominal value payable	710,867	653,240
Unrealized financial expense	(448,662)	(422,896)
Present value payable	262,205	230,344

Current	29,369	24,452
Noncurrent	232,836	205,892

Aging list of finance lease payable at September 30, 2015 is as follows:

	Company/Consolidated
	Nominal value payable	Present value payable
Within 1 year	32,294	29,369
From 1 to 5 years	147,362	102,512
More than 5 years	531,211	130,324
Total	710,867	262,205

There are no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue at September 30, 2015 and December 31, 2014.

d)  Debentures

Information on the debentures in force at September 30, 2015 and December 31, 2014 is as follows:

1st issue debentures – Minas Comunica

Abiding by the SMP Service Agreement, in compliance with Public Selection No. 001/07, the state of Minas Gerais, through the State Department for Economic Development, has undertaken to subscribe debentures within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universal Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) – FUNDOMIC.  Under the terms of this program, SMP services would be available to 134 locations in the areas registered under Nos. 34, 35 and 38.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

In consideration of the certification by the State Department of Economic Development, the following debentures were issued: (i)  621 debentures in the 1st series of the 1st issue, amounting to R$6,210, for the service in 15 locations; (ii) 1,739 debentures in the 2nd series of the 1st issue, amounting to R$17,390, for the service in 42 locations; and (iii) 3,190 debentures in the 3rd series of the 1st issue, amounting to R$31,900, for the service in 77 locations, thus completing the service program in 134 locations in the state of Minas Gerais. These are junior unsecured registered nonconvertible debentures, with no stock certificates issued, in up to five series.

At September 30, 2015, the balance was R$88,942 (R$82,186 at December 31, 2014).

4th issue debentures – Series 1, 2 and 3

On September 4, 2009, the Board of Directors approved the 4th public issue by that company of junior unsecured registered nonconvertible debentures, maturing over a ten-year period.

Total issue amounted to R$810 million, basic offering of which corresponded to R$600 million, plus R$210 million due to full exercise of the additional debentures option.

Funds obtained through this issue were used for payment of the full principal amount of the debt represented by the 6th issue of promissory notes and to support the working capital.

1st Series: 98,000 debentures were issued in the 1st series. Considering the non-approval of the reset conditions by holders of 1st Series debentures, the Company, as provided for in the Indenture, exercised its right to redeem all 1st series debentures on November 14, 2014, for subsequent cancellation, amounting to R$93,150.

2nd Series: 640,000 debentures were issued in the 2nd series. On October 15, 2013, the Company reset for the first time all terms for the 2nd series as approved by the Board of Directors in a meeting held on September 19, 2013. The total amount reset was R$640 million at 106.80% CDI, and a new term was scheduled, namely, October 15, 2015.

In the meeting held on September 22, 2015, the Company’s Board of Directors approved the following conditions for renegotiation of these debentures: i) during the new period of remuneration, the debentures will be remunerated at 98% of CDI, calculated following the equation in clause  5.4.1.5 of the Indenture; and ii) the new period of remuneration shall be of 48 months, as from October 15, 2015, inclusive, until October 15, 2019, in which the remuneration conditions defined in this renegotiation will remain unaltered, also there will not be any new renegotiation until its final maturity.

As provided for in the Indenture, debenture holders not agreeing with the new established conditions, may elect for exercising the right to sell their debentures to the Company. The payment to holders of these debentures that exercise their right according to item 5.2.1-A of the Indenture, will be made on October 15, 2015, with no premium increase of any nature.

Other issue characteristics remained unchanged, in light of the Indenture of the 4th issue of nonconvertible unsecured and unprivileged Company debentures.

3rd Series: 72,000 debentures were issued in the 3rd series. On October 15, 2014, there was the first reset of Company’s 3rd series debentures in accordance with all conditions approved by the Board of Directors in a meeting held on September 9, 2014. Total amount reset was R$ 31,489, and the Company redeemed all debentures of dissenting holders amounting to R$ 64,755, keeping them in treasury for subsequent cancellation.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

At September 30, 2015, the balance was R$714,696 (R$686,923 at December 31, 2014).

3rd  issue debentures

On July 24, 2012, the Company’s Board of Directors approved a proposal to raise funds from local financial market though issue of junior nonconvertible debentures of the Company, amounting up to R$2 billion, with a maximum seven-year term and firm underwriting.

On September 10, 2012, total 200,000 (two hundred thousand) junior unsecured registered nonconvertible debentures were issued in a single series, with par value of R$10,000.00 (ten thousand reais), totaling R$2 billion.

Remuneration is 100.00% of CDI, plus a spread of 0.75% p.a., based on 252 working days. These debentures yield interest with semiannual payments, with interest accrual period of five years, maturing on September 10, 2017. The par value of the debentures will be fully repaid in a lump sum, at maturity date.

Debentures are not subject to scheduled reset.

Funds obtained through this limited offering were allocated to: (i) direct investments in 4G wireless telephony services, more specifically to settle the price of the authorization obtained in the 4G auction; and (ii) sustaining liquidity and rescheduling of other debts already assumed by the Company.

Transaction costs in connection with this issue, amounting to R$408 as of September 30, 2015 (R$567 as of December 31, 2014), were allocated to a liabilities reducing account as deferred cost and are recognized as financial expenses, under the contractual terms of this issue.

The balance, net of transaction costs, at September 30, 2015 totaled R$2,014,914 (R$2,071,258 at December 31, 2014).

4th  issue debentures

On April 11, 2013, Company’s Board of Directors approved a proposal to raise funds in the local market by issuing junior nonconvertible debentures in the amount of R$1.3 billion.

The net proceeds from this issue will be fully used in amortizing future debts, in capital expenditures for the projects developed and in improving the Company’s financial liquidity.

Total 130,000 debentures were issued, with par value of R$ 10,000.00. The debentures have a five-year (5) maturity as from their issue date, April 25, 2013, thereby maturing at April 25, 2018. The par value of debentures will not be monetarily restated. Remuneration is 100.00% of CDI, plus a spread of 0.68% p.a., based on 252 working days.

The transaction costs associated with this issue at September 30, 2015 totaled R$706 (R$918 at December 31, 2014).

The balance, net of transaction costs, at September 30, 2015 totaled R$1,377,777 (R$1,326,296 at December 31, 2014).

e)  Contingent consideration

As part of the Stock Purchase Agreement and Other Covenants executed by the Company and Vivendi for the acquisition of all GVTPart-issued shares, a contingent consideration was defined for the court deposits made by GVT for the monthly installments of deferred income and social contribution taxes on the amortization of goodwill arising from the corporate restructuring process completed by GVT in 2013. In September 2014, GVT filed for a cancellation of the judicial review and the return of amounts deposited with the courts.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

If GVT succeeds in receiving (being reimbursed, refunded of or netting) these funds, they will be returned to Vivendi, as long as they are obtained in a final unappealable decision.  The period for returning such amount is of up to 15 years.

The amount calculated on the effective date of acquisition of control in GVTPart.  (Note 3) is R$344,217, recorded as "Judicial deposits, non-current" at GVT. This amount is subject to monthly monetary restatement by both GVT and the Company at the Central Bank of Brazil Overnight (SELIC) rate.

The balance of this contingent consideration at September 30, 2015 was R$363,747.

f) Repayment schedule

At September 30, 2015, breakdown of noncurrent loans, financing, finance lease, debentures and contingent consideration by year of maturity is as follows:

	Company
Year	Loans and financing	Debentures	Finance lease	Contingent payment	Total
2016	595,425	1,999,338	29,155	-	2,623,918
2017	566,293	1,346,864	27,161	-	1,940,318
2018	467,672	13,875	25,298	-	506,845
2019	5,491	45,778	20,898	-	72,167
2020	-	13,876	15,848	-	29,724
From 2021 onwards	-	-	114,476	363,747	478,223
Total	1,634,881	3,419,731	232,836	363,747	5,651,195

	Consolidated
Year	Loans and financing	Debentures	Finance lease	Contingent payment	Total
2016	840,579	1,999,338	29,155	-	2,869,072
2017	813,760	1,346,864	27,161	-	2,187,785
2018	737,137	13,875	25,298	-	776,310
2019	248,026	45,778	20,898	-	314,702
2020	77,659	13,876	15,848	-	107,383
From 2021 onwards	96,225	-	114,476	363,747	574,448
Total	2,813,386	3,419,731	232,836	363,747	6,829,700

g) Covenants

There are loans and financing and debentures, presented in tables of Notes 20b) and 20d), respectively, which have specific clauses for penalty in case of breach of contract. A breach of contract provided for in the agreements made with the institutions listed above is characterized by noncompliance with covenants, breach of a clause, resulting in the early settlement of the contract.

The Company has loans and financing taken out from BNDES, the balance of which as of September 30, 2015 was R$3,387,468 (R$2,252,924 as of December 31, 2014). In accordance with the agreements, there are financial and economic ratios that should be considered on a semiannual an annual basis. At this same date, all economic and financial ratios provided for under the agreements in effect were met.

Fourth issue debentures, series 2 and 3, as of September 30, 2015 amounted to R$714,696 (R$686,923 as of December 31, 2014) and have economic and financial ratios that should be calculated on a quarterly basis. At this same date, all economic and financial ratios provided for under the agreements were met.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

Third issue debentures, sole series, net of issue costs, as of September 30, 2015 amounted to R$2,014,914 (R$2,071,258 as of December 31, 2014) and have economic and financial ratios that should be calculated on a quarterly basis. At this same date, all economic and financial ratios provided for under the agreements were met.

Fourth issue debentures, sole series, net of issue costs, as of September 30, 2015 amounted to R$1,377,777 (R$1,326,296 as of December 31, 2014) and have economic and financial ratios that should be calculated on a quarterly basis. At this same date, all economic and financial ratios provided for under the agreements were met.

Debentures of Minas Comunica Program, amounting to R$88,942 as of September 30, 2015 (R$82,186 at December 31, 2014), include covenants as for in-court and out-of-court reorganization, liquidation, spin-off, insolvency, voluntary bankruptcy or bankruptcy, lack of payment, noncompliance with non-fiduciary commitments and compliance with certain financial ratios. At the same date, all these covenants were met.

h)  Guarantees

At September 30, 2015, guarantees were given for part of loans and financing of the Company and GVT, as follows:

Creditors	Loans/Financing balance	Guarantees
BNDES	R$1,313,076(URTJLP) R$654,306 (UMBND) R$251,619 (PSI) R$1,147,433 (URTJLP) R$142,737 (UMSELIC) R$29.126 (UMIPCA) R$101,400 (Pre)

•   Agreement (2011) Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.

•   Agreement (PSI): disposal of financed assets.

•  GVT Agreement (2008, 2011 and 2014): assignment of receivables up to a limit of 20% of the debt balance for the transaction, or 5 times the last installment due on each subcredit facility including the debt principal, interest, commission, conventional penalty, fines and other charges provided therein.

BNB	R$70,236 R$45,096

•   Bank guarantee granted by Banco Bradesco S.A. equivalent to 100% of financing debt balance.

•   Establishment of a liquidity fund represented by short-term investments equivalent to three amortization installments, based on the average installment after the grace period. Balances of R$28,076 and R$60,454 at September 30, 2015 and December 31, 2014, respectively.

•   Bank guarantee granted by Banco Safra equivalent to 100% of financing debt balance.
Establishment of a liquidity fund represented by short-term investments equivalent to three amortization installments, based on the average installment after the grace period. Balance of R$9,479 at September 30, 2015.

i)  Changes

Changes in loans and financing, debentures, finance lease and contingent consideration are as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

	Company
	Loans and financing	Debentures	Finance lease	Contingent payment	Total
Balance at 12.31.13	4,233,062	4,301,615	218,878	-	8,753,555
Additions	262,320	-	-	-	262,320
Government grants (Note 19)	(28,817)	-	-	-	(28,817)
Financial charges	196,165	346,074	25,489	-	567,728
Issue costs	-	421	-	-	421
Monetary restatement and exchange gains/losses	61,838	-	-	-	61,838
Write-offs (payments)	(931,672)	(319,579)	(19,955)	-	(1,271,206)
Balance at 09.30.14	3,792,896	4,328,531	224,412	-	8,345,839
Additions	24,764	31,489	8,269	-	64,522
Government grants (Note 19)	(3,536)	-	-	-	(3,536)
Financial charges	48,871	119,141	3,240	-	171,252
Issue costs	-	128	-	-	128
Monetary restatement and exchange gains/losses	122,317	-	-	-	122,317
Write-offs (payments)	(583,059)	(312,626)	(5,577)	-	(901,262)
Balance at 12.31.14	3,402,253	4,166,663	230,344	-	7,799,260
Additions	12,580	-	43,345	-	55,925
Government grants (Note 19)	(1,606)	-	-	-	(1,606)
Financial charges	145,831	402,858	9,628	19,530	577,847
Issue costs	-	371	-	-	371
Monetary restatement and exchange gains/losses	312,712	-	-	-	312,712
Write-offs (payments)	(1,582,533)	(373,563)	(21,112)	-	(1,977,208)
Business combination (Note 3)	-	-	-	344,217	344,217
Balance at 09.30.15	2,289,237	4,196,329	262,205	363,747	7,111,518

	Consolidated
	Loans and financing	Debentures	Finance lease	Contingent payment	Total
Balance at 12.31.13	4,233,062	4,301,615	218,878	-	8,753,555
Additions	262,320	-	-	-	262,320
Government grants (Note 19)	(28,817)	-	-	-	(28,817)
Financial charges	196,165	346,074	25,489	-	567,728
Issue costs	-	421	-	-	421
Monetary restatement and exchange gains/losses	61,838	-	-	-	61,838
Write-offs (payments)	(931,672)	(319,579)	(19,955)	-	(1,271,206)
Balance at 09.30.14	3,792,896	4,328,531	224,412	-	8,345,839
Additions	24,764	31,489	8,269	-	64,522
Government grants (Note 19)	(3,536)	-	-	-	(3,536)
Financial charges	48,871	119,141	3,240	-	171,252
Issue costs	-	128	-	-	128
Monetary restatement and exchange gains/losses	122,317	-	-	-	122,317
Write-offs (payments)	(583,059)	(312,626)	(5,577)	-	(901,262)
Balance at 12.31.14	3,402,253	4,166,663	230,344	-	7,799,260
Additions	12,580	-	43,345	-	55,925
Government grants (Note 19)	(1,606)	-	-	-	(1,606)
Financial charges	219,216	402,858	9,628	19,530	651,232
Issue costs	-	371	-	-	371
Monetary restatement and exchange gains/losses	1,248,147	-	-	-	1,248,147
Write-offs (payments)	(6,016,590)	(373,563)	(21,112)	-	(6,411,265)
Business combination (Note 3)	7,056,967	-	-	344,217	7,401,184
Balance at 09.30.15	5,920,967	4,196,329	262,205	363,747	10,743,248

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

21) OTHER LIABILITIES

	Company		Consolidated
	09.30.15	12.31.14	09.30.15	12.31.14
Authorization licenses (a)	904,459	1,178,978	904,459	1,178,978
Share split and reverse split (b)	388,831	388,975	388,831	388,975
Payables to related parties (Note 29)	166,004	296,961	123,351	119,803
License renewal charges (c)	266,643	275,839	266,643	275,839
Third-parties retentions	129,317	202,390	140,810	204,227
Amounts refundable to subscribers	92,126	41,260	95,125	43,445
Other liabilities	64,562	46,258	167,456	70,141
Total	2,011,942	2,430,661	2,086,675	2,281,408

Current	1,315,199	1,442,724	1,316,090	1,322,616
Noncurrent	696,743	987,937	770,585	958,792

(a)  Refers to a portion of the Company’s liability arising from an agreement entered into with ANATEL, whereby the operators that won this auction organized, within 90 days, Entidade Administradora do Processo de Redistribuição e Digitalização de Canais de TV e RTV (“EAD”), responsible for equally performing all TV and RTV channel redistribution procedures and solutions to harmful interference in radio communication systems. The funds for these procedures shall be transferred by the operators in 4 annual installments adjusted by IGP-DI.

(b)  Refers to credit provided to shareholders benefiting from remaining shares arising from grouping and splitting of the shares of the Company and merged companies.

(c)  Refers to charges for the renewal of STFC and SMP licenses (Note 1b).

22)  EQUITY

a) Capital

Primary Offering of Shares

On May 6, 2015, pursuant to the terms of CVM Rule No. 358, of 01.03.02 and Article 29 of CVM Rule No. 400, the Company, together with several financial institutions reported the closure of the Primary Share Offering of 121,711,240 common and 243,086,248 preferred Company issued, registered, no-par-value shares, free and clear of any liens or encumbrances, that included American Depository Shares (ADM), represented by American Depository Receipts through an increase in the Company's capital. It observed the ratio of common and preferred Company issued shares pursuant to the Company's Bylaws, to be issued by the Company within the authorized capital limit provided for in those Bylaws with priority subscription to shareholders under the Priority Offer, held simultaneously in Brazil and as a Global Offer at R$ 38.47 per common share and R$ 47.00 per preferred share, totaling  R$16,107,285.

Due to the Primary Offering of Shares, the Company’s Board of Directors approved capital increases within the limits of its authorized capital provided for in Article 4 of the Company's Bylaws with the exclusion of preemptive rights of the existing shareholders, under Article 172 of Law No. 6404 / 76, as follows:

•       At a meeting held on April 28, 2015, the Board of Directors unanimously approved a capital increase of R$15,812,000 through the issue of 121,711,240 registered book-entry common shares with no par value for unit issue price of R$38.47 and 236,803,588 registered book-entry preferred shares with no par value for unit  issue price of R$47.00, both issued by the Company. Accordingly, the Company’s capital rose from R$37,798,110 to R$53,610,110, divided into 503,046,911 common and 978,737,161 preferred shares.

The direct costs related to this Company capital increase totaled approximately R$95,170 (R$62,812, net of tax) and were recorded reducing the Other capital reserves account.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

•       At a meeting held on April 30, 2015, the Company’s Board of Directors unanimously approved a capital increase of R$ 295,285, through the issue of 6,282,660 preferred registered, book-entry common shares with no par value at the unit issue price of R$ 47.00. Accordingly, the Company's capital increased from R$ 53,610,110 to R$ 53,905,395, and is divided into 503,046,911 common and 985,019,821 preferred shares.

The direct costs related to this Company capital increase totaled approximately R$5,720 (R$3,776, net of tax) and were recorded reducing the Other capital reserves account.

Incorporation of GVTPart. shares

The Special Shareholders’ Meeting held on May 28, 2015, approved a capital increase of R$ 9,666,021, through the issue of 68,597,306 common and 134,320,885 preferred book-entry, no-par-value Company shares due to the incorporation of GVTPart. shares, under the terms of the Protocol (Note 3). Accordingly, the Company's capital increased from R$ 53,905,395 to R$ 63,571,416, divided into 571,644,217 common 1,119,340,706 preferred shares.

Dissenters’ Rights

Due to the approval of the acquisition of control of GVTPart., common and preferred Company shareholders who dissented from the decision taken at the Special Shareholders’ Meeting, have the right to withdraw from the Company through reimbursement of the value of shares from proven holders on September 19, 2014 (inclusive), as disclosed in the Notice to Shareholders dated September 25, 2014 (Note 22 c.3).

Company share swap transactions between Telefónica and FrHolding108

On June 24, 2015, there was conclusion of the share swap transaction ("swap") between Telefónica and FrHolding108, whereby FrHolding108 transferred to Telefónica 76,656,559 shares representing 4.5% of the Company's capital, being 68,597,306 common shares representing 12% of that type of shares and 8,059,253 preferred shares representing 0.72% of the shares of that type issued by the Company, in exchange of 1,110,000,000 shares representing 8.2% of the common shares of Telecom Italia, previously held by TELCO, a subsidiary of  Telefónica.

On July 29, 2015, after close of business on the New York Stock Exchange, Vivendi disposed of 67,861,632 preferred shares of the Company, representing 4% of its share capital. On the same date, the share swap transaction was concluded between Telefónica and FrHolding108, thus resulting in the transfer of 46,000,000 shares issued by Telefónica held in treasury to FrHolding108, in exchange for 58,400,000 preferred shares issued by the Company and held by FrHolding108, transferred to Telefónica. As such, Telefónica’s equity interest in the Company increased by 5.2% in relation to total preferred shares and 3.5% in relation to the Company's total share capital. On the other hand, equity interest of FrHolding108 in the Company was reduced in the same proportion and therefore, as from such date, FrHolding108 no longer holds any equity interest in the Company.

Distribution of capital

Paid-in capital at September 30, 2015 and December 31, 2014 amounted to R$63,571,416 and R$37,798,110, respectively.

After all the events described above, subscribed and paid-in capital is divided into shares without par value, held as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

At September 30, 2015

	Common shares		Preferred shares		Overall total
Shareholders	Number	%	Number	%	Number	%, including treasury shares	%, except for treasury shares

Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%	73.69%
Telefónica Internacional S.A.	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%	24.12%
Telefónica S.A.	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%	29.81%
SP Telecomunicações Participações Ltda.	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%	19.70%
Telefónica Chile S.A.	920,866	0.16%	15,647	0.00%	936,513	0.06%	0.06%

Noncontrolling interests	29,320,789	5.13%	415,132,117	37.09%	444,452,906	26.28%	26.31%
Other shareholders	29,320,789	5.13%	415,132,117	37.09%	444,452,906	26.28%	26.31%

Total outstanding shares	569,354,053	99.60%	1,119,339,972	100.00%	1,688,694,025	99.86%	100.00%

Treasury shares	2,290,164	0.40%	734	0.00%	2,290,898	0.14%	0.00%

Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%	100.00%

Book value per outstanding share:					R$ 39.91

At December 31, 2014

	Common shares		Preferred shares		Overall total
Shareholders	Number	%	Number	%	Number	%, including treasury shares	%, except for treasury shares

Controlling Group	350,127,371	91.76%	480,624,588	64.60%	830,751,959	73.81%	73.96%
Telefónica Internacional S.A.	58,859,918	15.43%	271,707,098	36.53%	330,567,016	29.38%	29.44%
Telefónica S.A.	97,976,194	25.68%	179,862,845	24.17%	277,839,039	24.68%	24.73%
SP Telecomunicações Participações Ltda.	192,595,149	50.47%	29,042,853	3.90%	221,638,002	19.69%	19.73%
Telefónica Chile S.A.	696,110	0.18%	11,792	0.00%	707,902	0.06%	0.06%

Noncontrolling interests	31,208,300	8.17%	261,308,985	35.12%	292,517,285	25.98%	26.04%
Other shareholders	31,208,300	8.17%	261,308,985	35.12%	292,517,285	25.98%	26.04%

Total outstanding shares	381,335,671	99.93%	741,933,573	99.72%	1,123,269,244	99.78%	100.00%

Treasury stock	251,440	0.07%	2,081,246	0.28%	2,332,686	0.21%	0.00%

Total shares	381,587,111	100.00%	744,014,819	100.00%	1,125,601,930	100.00%	100.00%

Book value per outstanding share:					R$ 40.02

According to its bylaws, the Company is authorized to increase its capital up to the limit of 1,850,000,000 (one billion, eight hundred fifty million) shares. The Board of Directors is the relevant body to decide about increase in the number and consequent issuance of new shares, within the authorized capital limit.

However, the Brazilian Corporation Law – Law No. 6404/76, article 166, IV – establishes that capital may be increased by means of a Special Shareholders’ Meeting resolution held to decide about amendments to the Articles of Incorporation, if authorized capital increase limit has been reached.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, except for cases set forth in articles 9 and 10 of the bylaws, but have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and item II, paragraph 1, article 17, of Law No. 6404/76.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

Preferred shares will also have the right to vote if the Company fails to pay minimum dividend to which they are entitled, for three consecutive financial years. Such right shall be kept until payment of said dividend.

b) Premium on acquisition of noncontrolling interests

In accordance the with accounting practices adopted in Brazil previously to the adoption of the IFRS/CPC, goodwill was recorded when shares were acquired at a higher value than their carrying amount, generated by the difference between the carrying amount of shares acquired and the transaction’s fair value. With the adoption of IAS 27R (IFRS 10 since 2013)/CPC 35 and CPC 36, the effects of all acquisition of shares from non-controlling shareholders are recorded under equity when there is no change in the controlling shareholding. Consequently, these transactions no longer generate goodwill or income, and the goodwill previously generated from acquisition from non-controlling shareholders was adjusted matched against the Company’s equity. The balance of this account at September 30, 2015 and December 31, 2014 was R$70,448.

c) Capital reserves

c.1) Special goodwill reserve

This represents the tax benefit generated by the merger of Telefónica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholder after tax credits are realized under the terms of CVM Rule No. 319/99. The balance of this account at September 30, 2015 and December 31, 2014 was R$63,074.

c.2) Other capital reserves

Other capital reserves are issue or capitalization in excess, in relation to the basic share value at the issue date.

On March 12, 2015, the Special Shareholders’ Meeting approved the cancellation of 2,332,686 shares issued by the Company, held in treasury, of which 251,440 are common and 2,081,246 are preferred shares, in the amount of R$112,107.

The direct costs (net of taxes) related to the Company's capital increases resulting from the Primary Offering were recognized under this heading at the amount of R$ 66,588.

The difference between the economic value of the merged shares and the market value of the shares issued at the transaction closing date was recognized under this heading at the amount of R$1,188,707.

The balance of this account at September 30, 2015 was R$1,368,528 (R$2,735,930 at December 31, 2014).

c.3) Treasury stock

Due to the end on June 30, 2015 of the term for shareholders to express their dissent in relation to the acquisition of GVTPart. (Note 3), as well as to the incorporation of GVTPart. shares by the Company, with the consequent conversion of GVTPart. into wholly-owned subsidiary of the Company (“Operation”), as disclosed on May 29, 2015, on the terms of article 137, paragraph 3 of Law No. 6404/76, the Company did not reconsider the resolutions of the Company’s Special Shareholders’ Meeting held on May 28, 2015, in which the Operation was approved.

Due to the approval of the Operation, common and preferred Company shareholders who dissented from the decision taken at the Special Shareholders’ Meeting, had the right to withdraw from the Company through reimbursement of the value of shares from proven holders on September 19, 2014 (inclusive), as disclosed in the Notice to Shareholders dated September 25, 2014.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

As such, in the third quarter of 2015, the Company paid R$87,805 to shareholders that exercised the right to dissent, including the case of shareholders that requested preparation of a special balance sheet.

Company shares held in treasury at December 31, 2014 stem from the following processes: i) merger of TDBH (in 2006); ii) merger of Vivo Participações shares (in 2011), and iii) repurchase of common and preferred shares. On March 12, 2015, the Special Shareholders’ Meeting approved the cancellation of 2,332,686 shares issued by the Company, held in treasury, of which 251,440 are common and 2,081,246 are preferred shares.

The balance of this account at September 30, 2015 was R$87,805 (R$112,107 at December 31, 2014).

d) Income reserves

d.1) Legal reserve

This legal reserve is set up by allocation of 5% of the net income for the year, up to the limit of 20% of the paid-up capital. Legal reserve will only be used to increase capital and offset accumulated losses. The balance of this account at September 30, 2015 and December 31, 2014 was R$1,532,630.

d.2) Tax incentive reserve

The Company has State VAT (ICMS) tax benefits in the states of Minas Gerais and Espírito Santo, referring to credits approved by the relevant bodies of said states, in connection with investments in the installation of SMP support equipment, fully operational, in accordance with the rules in force, ensuring that the localities listed in the call for bid be included in the SMP coverage area.

The portion of profit subject to the incentive was excluded from dividend calculation, and may be used only in the event of capital increase or loss absorption.

The balance of this account at September 30, 2015 was R$4,811 (R$1,849 at December 31, 2014).

e) Dividend and interest on equity

Additional dividends for 2014

On January 30, 2015, the Company’s Board of Directors approved destination of interim dividends in the amount of R$2,750,000, based on profits posted at December 31, 2014, corresponding to R$2.296522661346 per common and R$2.526174927480 per preferred share. The payment of the 1st portion of these interim dividends amounting to R$855,405 was paid on June 12, 2015. The remaining amount will be paid until the end of 2015, on a date to be defined by the Executive Board, being credited to individual shareholders, following the Company’s shareholding position of record at the end of February 10, 2015, inclusive.

On April 9, 2015, the General Shareholders’ Meeting (GSM) approved the allocation of additional proposed dividends for 2014, which had not yet been distributed, amounting to R$ 18,592, equivalent to R$ 0.015526054057 and R$ 0.017078659463 per common and preferred share, respectively, to holders of common and preferred shares that were registered in the Company's records at the end of that day.  The amount will be paid until the end of 2015, on a date to be defined by the Executive Board.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

The balance of this proposed additional dividend at December 31, 2014 was R$2,768,592.

Interim dividend and interest on equity for 2015

In the nine-month period ended September 30, 2015, the Company allocated interim dividends and interest on equity, which will be imputed to mandatory minimum dividends for 2015, as follows:

	Dates			Gross amount			Net amount			Amount per share (a)
Nature	Approval	Credit	Beginning of payment	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total	Common shares	Preferred shares

Dividends	05/12/15	04/30/2015	Up to 12.31.16	85,608	184,392	270,000	-	-	-	0.170179	0.187196
Interest on equity (IOE)	05/12/15	04/30/2015	Up to 12.31.16	163,289	351,711	515,000	138,796	298,954	437,750	0.275910	0.303501
Interest on equity (IOE)	07/20/15	07/31/2015	Up to 12.31.16	69,880	151,120	221,000	59,398	128,452	187,850	0.104432	0.114757
Interest on equity (IOE)	08/20/15	08/31/2015	Up to 12.31.16	74,939	162,061	237,000	63,698	137,752	201,450	0.111878	0.123065
Interest on equity (IOE)	09/18/15	09/30/2015	Up to 12.31.16	46,481	100,519	147,000	39,509	85,441	124,950	0.069392	0.076332
Total				440,197	949,803	1,390,000	301,401	650,599	952,000

(a)  The amounts of IOE are calculated and stated net of Withholding Income Tax (IRRF).

Unclaimed dividends and interest on equity

Pursuant to article 287, item II “a” of Law No. 6404 of December 15, 1976, dividend and IOE not claimed by shareholders expire in three years as from the initial payment date.  The Company reverses the expired amount of dividend and IOE to equity upon expiry.

f. Other Comprehensive Income

Financial instruments available for sale: These refer to changes in fair value of financial assets available for sale.

Derivative transactions: These refer to the effective part of cash flow hedges until balance sheet date.

Currency translation difference of foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (jointly-controlled subsidiary).

Changes in other comprehensive income are as follows:

	Consolidated
	Financial instruments available for sale	Derivative transactions	Currency translation difference of foreign investments	Other comprehensive income	Total
Balances at 12.31.13	(2,658)	6,610	12,897	-	16,849
Foreign exchange gain (loss)	-	-	(3,525)	-	(3,525)
Additions to future contracts	-	31,299	-	-	31,299
Losses on financial assets available for sale	(3,418)	-	-	-	(3,418)
Balances at 09.30.14	(6,076)	37,909	9,372	-	41,205
Foreign exchange gain (loss)	-	-	2,974	-	2,974
Additions to future contracts	-	189,912	-	-	189,912
Losses on financial assets available for sale	(1,626)	-	-	-	(1,626)
Balances at 12.31.14	(7,702)	227,821	12,346	-	232,465
Foreign exchange gain (loss)	-	-	25,900	-	25,900
Additions to future contracts	-	(237,402)	-	-	(237,402)
Losses on financial assets available for sale	(1,080)	-	-	-	(1,080)
Other comprehensive income (loss)	-	-	-	(251)	(251)
Balances at 09.30.15	(8,782)	(9,581)	38,246	(251)	19,632

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

23)  NET OPERATING REVENUE

	Company
	Three-month period ended		Nine-month period ended
	09.30.15	09.30.14	09.30.15	09.30.14
Gross operating revenue	12,793,668	12,483,064	38,337,481	37,277,827
Telecommunications services (a)	11,830,976	11,734,340	35,570,706	34,973,303
Sales of goods and devices	962,692	748,724	2,766,775	2,304,524

Deductions from gross operating revenue	(4,256,680)	(4,292,374)	(12,964,336)	(12,768,845)
Telecommunications services	(3,716,327)	(3,852,927)	(11,342,582)	(11,381,155)
Taxes	(2,990,593)	(2,923,289)	(9,003,455)	(8,637,456)
Discounts granted	(725,734)	(929,638)	(2,339,127)	(2,743,699)
Sales of goods and devices	(540,353)	(439,447)	(1,621,754)	(1,387,690)
Taxes	(146,084)	(109,710)	(410,486)	(319,474)
Discounts granted and returns	(394,269)	(329,737)	(1,211,268)	(1,068,216)

Net operating revenue	8,536,988	8,190,690	25,373,145	24,508,982

	Consolidated
	Three-month period ended		Nine-month period ended
	09.30.15	09.30.14	09.30.15	09.30.14
Gross operating revenue	16,080,354	13,110,185	44,702,205	39,040,598
Telecommunications services (a)	15,039,043	12,284,412	41,736,609	36,549,351
Sales of goods and devices	1,041,311	825,773	2,965,596	2,491,247

Deductions from gross operating revenue	(5,499,574)	(4,386,270)	(15,176,222)	(13,088,159)
Telecommunications services	(4,949,239)	(3,942,655)	(13,531,651)	(11,693,510)
Taxes	(3,509,708)	(3,011,676)	(10,003,554)	(8,943,247)
Discounts granted	(1,439,531)	(930,979)	(3,528,097)	(2,750,263)
Sales of goods and devices	(550,335)	(443,615)	(1,644,571)	(1,394,649)
Taxes	(156,066)	(113,878)	(433,303)	(326,433)
Discounts granted and returns	(394,269)	(329,737)	(1,211,268)	(1,068,216)

Net operating revenue	10,580,780	8,723,915	29,525,983	25,952,439

(a) The amounts referring to infrastructure-related swap contracts, under the concept of agent and principal (CPC 30 and IAS 18), which were not recognized as costs and revenues for the quarters ended September 30, 2015 and 2014 were R$145,389 and R$112,801, respectively (Note 24).

No one customer contributed with more than 10% of gross operating revenue for the quarters ended September 30, 2015 and 2014.

All amounts in net income are included in income and social contribution tax bases.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

24) OPERATING COSTS AND EXPENSES

	Company
	Three-month period ended
	09.30.15				09.30.14
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(132,480)	(461,817)	(50,187)	(644,484)	(114,806)	(387,233)	(121,379)	(623,418)
Third-party services	(1,013,276)	(1,469,206)	(183,847)	(2,666,329)	(831,659)	(1,429,137)	(188,964)	(2,449,760)
Interconnection and network use	(622,070)	-	-	(622,070)	(788,176)	-	-	(788,176)
Publicity and advertising	-	(240,567)	-	(240,567)	-	(251,182)	-	(251,182)
Rent, insurance, condominium fees and connection means	(467,048)	(32,578)	(47,454)	(547,080)	(401,669)	(34,400)	(43,986)	(480,055)
Taxes, rates and contributions	(325,187)	(456)	(27,469)	(353,112)	(409,764)	(647)	(30,488)	(440,899)
Estimated impairment losses on accounts receivable	-	(281,099)	-	(281,099)	-	(216,461)	-	(216,461)
Depreciation and amortization	(1,083,371)	(235,664)	(89,075)	(1,408,110)	(1,011,006)	(215,258)	(78,236)	(1,304,500)
Cost of sales	(648,382)	-	-	(648,382)	(466,319)	-	-	(466,319)
Materials and other operating costs and expenses	(23,322)	(38,052)	2,968	(58,406)	(18,501)	(53,078)	(1,350)	(72,929)
Total	(4,315,136)	(2,759,439)	(395,064)	(7,469,639)	(4,041,900)	(2,587,396)	(464,403)	(7,093,699)

	Company
	Nine-month period ended
	09.30.15				09.30.14
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(372,335)	(1,283,028)	(243,782)	(1,899,145)	(337,709)	(1,143,920)	(347,647)	(1,829,276)
Third-party services	(2,902,577)	(4,393,824)	(596,577)	(7,892,978)	(2,476,162)	(4,244,167)	(557,540)	(7,277,869)
Interconnection and network use	(1,930,637)	-	-	(1,930,637)	(2,451,373)	-	-	(2,451,373)
Publicity and advertising	-	(702,469)	-	(702,469)	-	(695,704)	-	(695,704)
Rent, insurance, condominium fees and connection means	(1,342,463)	(102,068)	(136,673)	(1,581,204)	(1,138,710)	(95,833)	(138,903)	(1,373,446)
Taxes, rates and contributions	(1,229,928)	(2,528)	(34,936)	(1,267,392)	(1,267,209)	(2,007)	(78,872)	(1,348,088)
Estimated impairment losses on accounts receivable	-	(824,644)	-	(824,644)	-	(613,146)	-	(613,146)
Depreciation and amortization	(3,262,496)	(697,690)	(258,822)	(4,219,008)	(2,989,893)	(683,344)	(253,459)	(3,926,696)
Cost of sales	(1,794,468)	-	-	(1,794,468)	(1,412,004)	-	-	(1,412,004)
Materials and other operating costs and expenses	(73,089)	(122,329)	(2,007)	(197,425)	(50,601)	(147,192)	(17,143)	(214,936)
Total	(12,907,993)	(8,128,580)	(1,272,797)	(22,309,370)	(12,123,661)	(7,625,313)	(1,393,564)	(21,142,538)

	Consolidated
	Three-month period ended
	09.30.15				09.30.14
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(227,775)	(550,235)	(105,043)	(883,053)	(120,106)	(387,827)	(121,962)	(629,895)
Third-party services	(1,456,315)	(1,581,237)	(214,060)	(3,251,612)	(1,004,031)	(1,435,151)	(194,112)	(2,633,294)
Interconnection and network use	(651,416)	-	-	(651,416)	(798,536)	-	-	(798,536)
Publicity and advertising	-	(298,391)	-	(298,391)	-	(251,182)	-	(251,182)
Rent, insurance, condominium fees and connection means (a)	(548,131)	(37,686)	(48,577)	(634,394)	(403,522)	(34,400)	(43,983)	(481,905)
Taxes, rates and contributions	(356,308)	(642)	(27,001)	(383,951)	(414,799)	(647)	(31,116)	(446,562)
Estimated impairment losses on accounts receivable	-	(349,376)	-	(349,376)	-	(230,562)	-	(230,562)
Depreciation and amortization	(1,423,198)	(328,459)	(93,279)	(1,844,936)	(1,017,019)	(215,258)	(78,287)	(1,310,564)
Cost of sales	(689,092)	-	-	(689,092)	(516,617)	-	-	(516,617)
Materials and other operating costs and expenses	(29,547)	(47,512)	(41)	(77,100)	(18,994)	(53,245)	(1,355)	(73,594)
Total	(5,381,782)	(3,193,538)	(488,001)	(9,063,321)	(4,293,624)	(2,608,272)	(470,815)	(7,372,711)

	Consolidated
	Nine-month period ended
	09.30.15				09.30.14
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(537,808)	(1,429,168)	(329,762)	(2,296,738)	(351,598)	(1,147,862)	(349,496)	(1,848,956)
Third-party services	(3,887,479)	(4,587,199)	(667,371)	(9,142,049)	(2,995,629)	(4,253,888)	(575,600)	(7,825,117)
Interconnection and network use	(1,980,938)	-	-	(1,980,938)	(2,451,486)	-	-	(2,451,486)
Publicity and advertising	-	(797,653)	-	(797,653)	-	(695,704)	-	(695,704)
Rent, insurance, condominium fees and connection means (a)	(1,480,942)	(110,466)	(138,426)	(1,729,834)	(1,143,338)	(95,833)	(138,913)	(1,378,084)
Taxes, rates and contributions	(1,289,573)	(3,110)	(35,197)	(1,327,880)	(1,282,466)	(2,007)	(79,574)	(1,364,047)
Estimated impairment losses on accounts receivable	-	(958,588)	-	(958,588)	-	(658,832)	-	(658,832)
Depreciation and amortization	(3,821,476)	(851,687)	(271,763)	(4,944,926)	(3,006,004)	(683,344)	(253,606)	(3,942,954)
Cost of sales	(1,904,325)	-	-	(1,904,325)	(1,522,855)	-	-	(1,522,855)
Materials and other operating costs and expenses	(84,529)	(137,904)	(6,736)	(229,169)	(52,661)	(147,814)	(17,148)	(217,623)
Total	(14,987,070)	(8,875,775)	(1,449,255)	(25,312,100)	(12,806,037)	(7,685,284)	(1,414,337)	(21,905,658)

(a) The amounts referring to infrastructure-related swap contracts, under the concept of agent and principal (CPC 30 and IAS 18), which were not recognized as costs and revenues for the quarters ended September 30, 2015 and 2014 were R$145,389 and R$112,801, respectively (Note 23).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

25)  OTHER OPERATING INCOME (EXPENSES), NET

	Company
	Three-month period ended		Nine-month period ended
	09.30.15	09.30.14	09.30.15	09.30.14
Recovered expenses and fines	111,609	99,890	307,706	283,195
Provisions for decommissioning of assets, and for labor, tax and civil contingencies, net	(252,423)	(184,778)	(698,376)	(588,554)
Net loss on asset disposal/loss	(4,552)	(11,097)	(10,905)	(25,663)
Other income (expenses)	5,266	(27,993)	(9,210)	(33,169)
Total	(140,100)	(123,978)	(410,785)	(364,191)

Other operating income	160,446	122,890	404,158	347,722
Other operating expenses	(300,546)	(246,868)	(814,943)	(711,913)
Total	(140,100)	(123,978)	(410,785)	(364,191)

	Consolidated
	Three-month period ended		Nine-month period ended
	09.30.15	09.30.14	09.30.15	09.30.14
Recovered expenses and fines	128,340	104,417	337,474	310,670
Provisions for decommissioning of assets, and for labor, tax and civil contingencies, net	(299,888)	(185,111)	(767,249)	(589,925)
Net loss on asset disposal/loss	(14,548)	(5,190)	(21,918)	(20,632)
Other income (expenses)	3,148	(28,326)	(9,877)	(33,991)
Total	(182,948)	(114,210)	(461,570)	(333,878)

Other operating income	178,767	127,417	439,224	375,279
Other operating expenses	(361,715)	(241,627)	(900,794)	(709,157)
Total	(182,948)	(114,210)	(461,570)	(333,878)

26) FINANCIAL INCOME (EXPENSES), NET

	Company
	Three-month period ended		Nine-month period ended
	09.30.15	09.30.14	09.30.15	09.30.14
Short-term investment yields	196,115	136,888	548,354	395,984
Interest income (customers, taxes and others)	18,678	39,548	53,532	101,263
Charges on loans, financing, debentures and finance lease agreement	(161,027)	(194,061)	(577,847)	(567,728)
Monetary gains/losses on loans and financing	(163,515)	(143,570)	(312,712)	(61,838)
Gains (losses) on derivative transactions	84,046	121,935	375,096	6,259
Interest expense (financial institutions, provisions, suppliers, taxes and others)	(52,524)	(45,744)	(149,638)	(141,435)
Other income (expenses) from monetary and exchange gains/losses	2,739	(24,371)	(101,122)	(63,146)
Taxes (IOF, PIS, COFINS), fair value (assets and liabilities) and other financial expenses (income).	(51,512)	(1,956)	(155,214)	(21,921)
Financial income (expenses), net	(127,000)	(111,331)	(319,551)	(352,562)

Financial income	301,578	298,371	976,982	503,506
Financial expenses	(428,578)	(409,702)	(1,296,533)	(856,068)
Total	(127,000)	(111,331)	(319,551)	(352,562)

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	Three-month period ended		Nine-month period ended
	09.30.15	09.30.14	09.30.15	09.30.14
Short-term investment yields	223,769	166,723	631,891	456,219
Interest income (customers, taxes and others)	20,826	39,577	60,201	101,049
Charges on loans, financing, debentures and finance lease agreement	(201,662)	(194,061)	(651,232)	(567,728)
Monetary gains/losses on loans and financing	(907,770)	(143,570)	(1,248,147)	(61,838)
Gains (losses) on derivative transactions	746,120	121,935	1,008,343	6,259
Interest expense (financial institutions, provisions, suppliers, taxes and others)	(58,590)	(46,240)	(157,557)	(142,894)
Other income (expenses) from monetary and exchange gains/losses	(15,034)	(24,310)	(125,050)	(62,256)
Taxes (IOF, PIS, COFINS), fair value (assets and liabilities) and other financial expenses (income).	(66,199)	3,554	(166,368)	(5,581)
Financial income (expense), net	(258,540)	(76,392)	(647,919)	(276,770)

Financial income	990,715	331,789	1,700,435	563,527
Financial expenses	(1,249,255)	(408,181)	(2,348,354)	(840,297)
Total	(258,540)	(76,392)	(647,919)	(276,770)

27) INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay the taxes based on estimates, in accordance with the trial balances for tax- reduction/tax- suspension purposes.  Taxes calculated on profits until the month of the quarterly information (ITR) are recorded in liabilities or assets, as applicable.

Reconciliation of tax expense to statutory tax rates

Reconciliation of the reported tax expense and the amounts calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) is shown in the table below for the quarters ended September 30, 2015 and 2014.

	Company
	Three-month period ended		Nine-month period ended
	09.30.15	09.30.14	09.30.15	09.30.14
Income before taxes	981,032	1,064,082	2,841,674	3,175,444
IRPJ and CSLL expense at the rate of 34%	(333,551)	(361,788)	(966,169)	(1,079,651)
Temporary and permanent differences
Equity pickup, net of effects of interest on equity received	61,466	68,816	172,800	178,756
Unclaimed dividends	-	-	(6,552)	(3,722)
Nondeductible expenses, gifts and incentives	(31,336)	(33,376)	(103,250)	(90,506)
Deferred tax adjustment - Law No. 12973/14 (a)	-	-	-	1,195,989
Tax benefit related to interest on equity allocated	205,700	288,168	380,800	288,168
Other (additions) exclusions	2,854	(3,577)	16,397	11,270
Tax debt (credit)	(94,867)	(41,757)	(505,974)	500,304

Effective rate	9.7%	3.9%	17.8%	-15.8%
Current IRPJ and CSLL	(21,072)	77,809	(362,113)	(532,220)
Deferred IRPJ and CSLL	(73,795)	(119,566)	(143,861)	1,032,524

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	Three-month period ended		Nine-month period ended
	09.30.15	09.30.14	09.30.15	09.30.14
Income before taxes	1,076,768	1,165,645	3,105,863	3,442,635
IRPJ and CSLL expense at the rate of 34%	(366,101)	(396,319)	(1,055,993)	(1,170,496)
Temporary and permanent differences
Equity pickup, net of effects of interest on equity received	271	1,715	500	2,211
Unclaimed dividends	-	-	(6,552)	(3,722)
Nondeductible expenses, gifts and incentives	(35,561)	(34,033)	(110,322)	(91,180)
Tax benefit related to interest on equity allocated	205,700	288,168	380,800	288,168
Deferred tax adjustment - Law No. 12973/14 (a)	-	-	-	1,195,989
Other (additions) exclusions	5,088	(2,851)	21,404	12,143
Tax debt (credit)	(190,603)	(143,320)	(770,163)	233,113

Effective rate	17.7%	12.3%	24.8%	-6.8%
Current IRPJ and CSLL	(145,268)	15,130	(706,457)	(730,322)
Deferred IRPJ and CSLL	(45,335)	(158,450)	(63,706)	963,435

(a)  After Law No. 12973 came into force (Provisional Executive Order No. 627/13), published on May 14, 2014, the Company reviewed the tax bases for certain intangible assets resulting from business combinations, representing a positive net effect on deferred  income and social contribution taxes amounting to R$1,195,989.

Breakdown of gains and losses of deferred income and social contribution taxes on temporary differences is shown in Note 7.2.

28) EARNINGS (LOSS) PER SHARE

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average of the number of outstanding common and preferred shares for the year.  The transactions that generated the issue of common and preferred Company shares over the nine-month period ended September 30, 2015, are stated in Note 22.

The table below sets out the calculation of earnings per share for the quarters ended September 30, 2015 and 2014:

	Company
	Three-month period ended		Nine-month period ended
	09.30.15	09.30.14	09.30.15	09.30.14
Net income for the year attributable to the shareholders:	886,165	1,022,325	2,335,700	3,675,748
Common shares	280,203	325,562	740,871	1,170,553
Preferred shares	605,962	696,763	1,594,829	2,505,195

Number of shares:	1,688,694	1,123,269	1,424,553	1,123,269
Weighted average number of outstanding common shares for the year	569,354	381,335	481,765	381,335
Weighted average number of outstanding preferred shares for the year	1,119,340	741,934	942,788	741,934

Basic and diluted earnings per share:
Common shares	0.49	0.85	1.54	3.07
Preferred shares	0.54	0.94	1.69	3.38

29) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The main balances of assets and liabilities with related parties arise from transactions with companies related with the controlling group, which were performed at prices and under the conditions agreed by the parties, as follows:

a)   Fixed and mobile telephone services provided by companies of Telefónica Group;

b) Digital TV services provided by Media Networks Latino América;

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

c) Lease and maintenance of safety equipment provided by Telefônica Engenharia e Segurança do Brasil;

d) Corporate services passed through at the cost effectively incurred on those services;

e) Systems development and maintenance services provided by Telefónica Global Technology;

f) International transmission infrastructure for a number of data circuit and roaming services provided by Telefónica International Wholesale Brazil, Telefónica International Wholesale Services Spain and Telefónica USA;

g) Telecom projects management (Outsourcing Telecom) - Contract for Professional Services, rendered by Telefônica Serviços Empresariais do Brasil;

h) Logistics and courier services provided by Telefónica Transportes e Logística;

i) Voice portal content provider services rendered by Terra Networks Brazil;

j) Data communications and integrated solution services provided by Telefónica International Wholesale Services Spain and Telefónica USA;

k) Long-distance calls and international roaming services provided by companies of Telefónica Group;

l) Refund of expenses (from advisory service fees, expenses with salaries and other expenses) paid by the Company to be refunded by companies of the Telefónica Group;

m) Brand Fee, for the assignment of rights to use the brand paid to Telefónica;

n) Stock option plan to employees of the Company, TData and GVT linked to the acquisition of Telefónica shares;

o) Cost Sharing Agreement (CSA) for the reimbursement of expenses relating to digital business to Telefónica International;

p) Lease of buildings where Telefónica Serviços Empresariais do Brasil and Telefónica Transportes e Logística are based.

q) Inflows of funds for payments and receipts derived from roaming operation between companies of the Telefónica Group and Telfisa; and

r) Web-based learning integrated solutions (e-learning training courses), provided by T.Learning Services Brazil.

A summary of consolidated balances with related parties is as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

		Balance Sheet - Assets
		At 09.30.15				At 12.31.14
		Current assets			Noncurrent assets	Current assets		Noncurrent assets
Companies	Nature of transaction	Cash and cash equivalents	Accounts receivable, net	Other assets	Other assets	Accounts receivable, net	Other assets	Other assets
Subsidiaries
SP Telecomunicações Participações	l)	-	88	12	452	71	12,798	4,082
Telefónica Internacional	l)	-	-	101,698	-	-	877	13,264
Telefónica	l)	-	-	3,400	-	-	2,339	-
		-	88	105,110	452	71	16,014	17,346
Other Group companies
Telefónica USA	j)	-	3,820	-	-	4,114	-	-
Telefónica Chile	k)	-	-	877	-	-	2,506	-
Telefónica Peru	k)	-	927	-	-	485	-	-
Telefônica Engenharia de Segurança do Brasil	a) / d) / l)	-	250	569	350	602	608	350
Telefónica International Wholesale Services Brasil	a) / d)	-	10,434	172	76	5,633	476	76
Telefónica International Wholesale Services Espanha	j) / k)	-	108,075	-	-	60,696	-	-
Telefónica Moviles Del Espanha	k)	-	13,905	-	-	6,464	-	-
Telefônica Serviços Empresariais do Brasil	a) / d) / l) / p)	-	4,439	375	1,700	2,889	517	743
Telefônica Transportes e Logistica	a) / d) / l) / p)	-	1,049	25	3	678	169	84
Terra Networks Brasil	a) / d) / l)	-	4,683	7,437	63	4,483	7,434	19
Telefónica Global Technology	l)	-	1,967	6,682	-	1,315	6,458	-
Telefônica Digital España	l)	-	-	-	-	-	-	15,921
Telefônica Learning Services Brasil	a)	-	89	-	-	84	-	-
Telfisa	q)	78,518	-	-	-	-	-	-
Other	a) / d) / k) / l)	-	44,386	5,594	721	27,534	4,059	262
		78,518	194,024	21,731	2,913	114,977	22,227	17,455
Total		78,518	194,112	126,841	3,365	115,048	38,241	34,801

		Balance Sheet - Liabilities
		At 09.30.15			At 12.31.14
		Current liabilities		Noncurrent liabilities	Current liabilities		Noncurrent liabilities
Companies	Nature of transaction	Trade accounts payable and other payables	Other liabilities	Other liabilities	Trade accounts payable and other payables	Other liabilities	Other liabilities
Subsidiaries
SP Telecomunicações Participações	d) / l)	-	-	29	3,759	2,062	6,029
Telefónica Internacional	l) / o)	66,241	-	-	59,069	-	-
Telefónica	l) m) / n)	2,237	94,218	3,355	271	86,081	13,522
		68,478	94,218	3,384	63,099	88,143	19,551
Other Group companies
Telefónica USA	f)	10,889	104	205	-	77	137
Telefónica Peru	k)	2,071	-	-	553	-	-
Telefônica Engenharia de Segurança do Brasil	c)	8,977	-	8	3,281	-	8
Telefónica International Wholesale Services Brasil	d) / f) / l)	58,493	1,622	378	67,304	1,470	378
Telefónica International Wholesale Services Espanha	f) / k)	9,270	14,623	-	46,271	6,638	-
Telefónica Moviles Del Espanha	k)	14,360	-	-	6,859	-	-
Telefônica Serviços Empresariais do Brasil	g) / l)	1,012	8	455	7,000	24	560
Telefônica Transportes e Logistica	h)	13,252	12	502	20,816	270	259
Terra Networks Brasil	i)	7,478	78	769	2,439	78	769
Telefónica Global Technology	e)	11,928	-	-	12,950	-	-
Telefônica Digital España	o)	18,796	-	-	18,570	590	-
Media Networks Latina America SAC	b)	35,182	-	-	18,128	-	-
Telefônica Learning Services Brasil	r)	8,961	-	-	7,597	-	-
Other	k)	38,377	6,371	614	24,217	237	614
		239,046	22,818	2,931	235,985	9,384	2,725
Total		307,524	117,036	6,315	299,084	97,527	22,276

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

		Income statement
		Nine-month period ended
Companies	Nature of transaction	09.30.15	09.30.14
Subsidiaries
SP Telecomunicações Participações	d) / l)	(240)	(17,866)
Telefónica Internacional	l) / o)	94,536	69,895
Telefónica	l) / m) / n)	(290,381)	(250,021)
		(196,085)	(197,992)
Other Group companies
Telefónica USA	f) / j)	465	1,702
Telefónica Chile	k)	254	(107)
Telefónica de España	k)	-	(77)
Telefónica Peru	k)	(2,243)	(49)
Telefônica Engenharia de Segurança do Brasil	a) / c) / d) / l)	(20,057)	(4,396)
Telefónica International Wholesale Services Brasil	a) / d) / f) / l)	(178,593)	(136,558)
Telefónica International Wholesale Services Espanha	f) / j) / k)	34,821	4,162
Telefónica Moviles Del Espanha	k)	368	(48)
Telefônica Serviços Empresariais do Brasil	a) / d) / g) / l) / p)	(6,183)	(47,359)
Telefônica Transportes e Logistica	a) / d) / h) / l) / p)	(43,724)	(59,035)
Terra Networks Brasil	a) / d) / l) / i)	1,861	5,284
Telefónica Global Technology	e) / l)	(4,468)	(15,454)
Telefônica Digital España	l) / o)	(36,880)	956
Media Networks Latina America SAC	b)	(28,550)	(5,745)
Telefônica Learning Services Brasil	a) / r)	(31,271)	(6,229)
Other	a) / d) / k) / l)	(30,471)	(23,115)
		(344,671)	(286,068)
Total		(540,756)	(484,060)

Management compensation

Consolidated key management personnel compensation paid by the Company to its Board of Directors and Statutory Officers for the nine-month periods ended September 30, 2015 and 2014 amounted to R$72,533 and R$16,717, respectively.  Out of this amount, R$31,905 (R$12,717 at September 30, 2014) corresponds to salaries, benefits and social charges and R$40,628 (R$4,000 at September 30, 2014) to variable compensation.

These amounts were recorded as expenses with personnel under the General and administrative expenses (Note 24).

For the quarters ended September 30, 2015 and 2014, the Company’s Directors and Officers did not receive any pension, retirement pension or other similar benefits.

30)  INSURANCE COVERAGE

The policy of the Company and its subsidiaries, as well as of Telefónica Group, includes maintenance of insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management’s judgment and following Telefónica S.A.’s corporate program guidelines.  Risk assumptions adopted, given their nature, are not included in quarterly information (ITR) audit scope and, as a result, were not reviewed by our independent auditor.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

At September 30, 2015, maximum limits of claims (established pursuant to the agreements of each company consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$850,000 for operational risks (with loss of profit) and R$75,000 for general civil liability.

31)  SHARE-BASED PAYMENT PLANS

The Company's controlling shareholder, Telefónica S.A., has different share-based payment plans based on the share quotes, which were also offered to management and employees of its subsidiaries, among which, Telefónica Brasil and its subsidiary.

Fair value of options is estimated on the grant date, based on the binomial model for pricing options which considers terms and conditions of instruments granted.

The Company refunds Telefónica S.A. for the fair value of the benefit granted to management and employees on grant date.

Significant plans effective as of September 30, 2015 are detailed below:

a)     Performance & Investment Plan (PIP)

The General Shareholders' Meeting of Telefónica S.A., held on May 18, 2011, approved a long-term program to acknowledge the commitment, differentiated performance and high potential of its executives at global level, by granting them Telefónica S.A. shares.

Participants of the plan do not need to pay for the shares initially granted to them and may increase the number of shares to be possible received by the end of the plan if they decide for a joint investment in their PIP.  Co-investment requires that the participant buy and maintain, to the end of the cycle, a number equivalent to 25% of shares initially granted thereto by Telefónica S.A.  On participant’s co-investment, Telefónica S.A. will increase initial shares by 25%.

Initially, the plan is expected to remain effective for 3 years.  The cycles are independent of one another. The number of shares is reported at the beginning of the cycle and, after 3 years from grant date, shares are transferred to the participant if goals are achieved.

Granting of shares is conditional upon:  (i) maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan. The level of success is based on the comparison of the growth in shareholder return considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, vis-à-vis the evolution of TSRs of companies in the predefined Comparison Group.

In 2014, extension of this program for other 3 cycles of 3 years each was approved, beginning on October 1, 2014 until September 30, 2017. The number of shares is informed at the beginning of the cycle and after the period of 3 years from the granting date, also shares are transferred to participants if the TSR target is achieved.

The 2012-2015 cycle was completed in June 2015, achieving the TSR target. Sixty eight (68) Company executives obtained the right to receive 258,552 Telefónica S.A. shares.

The next share distributions are scheduled as follows:

•       The 2013-2016 cycle takes place in June 2016 with 75 Company executives (including two executives appointed under the terms of the Company’s Articles of Incorporation), holding the right to potentially receive 258,886 Telefónica S.A. shares.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

•       The 2014-2017 cycle takes place in September 2017 with 81 Company executives (including two executives appointed under the terms of the Company’s Articles of Incorporation), holding the right to potentially receive 347,160 Telefónica S.A. shares.

The maximum number of outstanding shares attributed to cycles at September 30, 2015 is as follows:

Cycles	Number of initial shares + Co-investment (active executive officers)	Unit amount in Euro	Finalization date
3rd cycle - July 1, 2013	258,886	10.87	June 30, 2016
4th cycle – October 1, 2014	347,160	13.93	September 30, 2017

b)    Talent for the Future Share Plan (TFSP)

The General Shareholders' Meeting of Telefónica S.A., held in 2014, approved a long-term program to acknowledge the commitment, differentiated performance and high potential of its executives at global level, by granting them Telefónica S.A. shares.

The participants do not have to pay for the shares initially attributed to them.  Initially, the plan is expected to remain effective for 3 years.  The cycle began on October 1, 2014 and will be effective to September 30, 2017. The number of shares is reported at the beginning of the cycle and, after three years from grant date, shares are transferred to the participant if goals are achieved.

Granting of shares is conditional upon:  (i) maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan. The level of success is based on the comparison of the growth of shareholder return considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, vis-à-vis the evolution of TSRs of companies in the predefined Comparison Group.

The maximum number of outstanding shares attributed to the first cycle at September 30, 2015 is as follows:

Cycle	Number of initial shares + Co-investment (active executive officers)	Unit amount in Euro	Finalization date
1st cycle – October 1, 2014	67,500	12.12	September 30, 2017

c)     Global Employee Share Plan (“GESP”)

At the Telefónica S.A.’s General Shareholders’ Meeting held on May 30, 2014, a share purchase plan under tax incentive was approved, intended for employees of Telefónica Group at the international level, including the employees of the Company and its subsidiaries. This plan offers the possibility of acquiring Telefónica S.A. shares with the commitment of the latter to deliver free of charge to participants a given number of its shares, whenever certain requirements are met.

Initially, the plan was expected to remain effective for 2 years.  Employees enrolled with the plan could acquire Telefónica S.A. shares through monthly contributions from €25 to €150 (or the equivalent in local currency), in the maximum amount of €1,800 over a 12-month period (purchase period).

Shares will be granted after the plan’s vesting period, from July 31, 2017, and is subject to: (i) the permanence in the Company during the 2-year program period (vesting period), subject to certain special conditions related to terminations; and (ii) the exact number of shares to be granted at the end of the vesting period depends on the number of shares acquired and held by employees. Thus, employees enrolled with the plan, who remained in the Group and who have held the shares acquired for an additional period of over 12 months after the end of the purchase period, will be entitled to receive one free share for each share they have acquired and held until the end of the vesting period.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

The Company’s expenses with share-based payment plans described above, if applicable, are recorded as personnel expenses, segregated into “Costs of services”, “Selling expenses” and “General and administrative expenses” (Note 24).

32)  POST-RETIREMENT BENEFIT PLANS

The plans sponsored by the Company and related benefit types are as follows:

Plan	Type (1)	Entity	Sponsor

PBS-A	Defined Benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecommunications companies arising from Sistema Telebrás privatization

PAMA / PCE	Health insurance plan	Sistel	Telefônica Brasil, jointly with other telecommunications companies arising from Sistema Telebrás privatization

CTB	Defined Benefit (DB)	Telefônica Brasil	Telefônica Brasil

PBS	DB/Hybrid	VisãoPrev	Telefônica Brasil

PREV	Hybrid	VisãoPrev (2)	Telefônica Brasil

VISÃO	Defined Contribution/Hybrid	VisãoPrev	Telefônica Brasil e Telefônica Data

(1) DB = Defined benefit plan;
DC = Defined contribution plan;
Hybrid = Plan that offers both DB and DC-type benefits. (2) Except the CELPREV plan, managed by Sistel.

The details about the aforementioned plans are the same disclosed in Note 32 - Post-Employment Benefit Plans of the Company’s financial statements at December 31, 2014.

The defined benefit obligation is composed of different components, based on the characteristics of each pension plan, and may comprise the actuarial liability of official pension supplementation obligations, health care subsidy to retirees and their dependents and indemnity for death and disability of the participants.  This obligation is exposed to economic and demographic risks, such as:  (i) restatements of medical costs that may impact the cost of health care plans; (ii) salary increase; (iii) long-term inflation rate; (iv) nominal discount rate; and (v) life expectancy of participants and retirees.

The fair value of plan assets is mainly composed of fixed-income investments (NTNs, LFTs, LTNs, repurchase agreements, CDBs, debentures, financial bills and FIDC shares) and variable-income investments (shares of large companies, with good reputation in the market and high liquidity, as well as in market indices-pegged investments).  Due to the concentration of fixed and variable-income investments, the plan assets are mainly exposed to the risks inherent in the financial market and the economic scenario, such as:  (i) market risk in economic sectors in which variable-income investments are concentrated; (ii) risk of events impacting the economic scenario and market indices in which variable-income investments are concentrated; and (iii) long-term inflation rate which may consume profitability of fixed-income investments.

All revenue and expenses relating to the defined benefit plan and the hybrid benefit plan as well as the employee contributions, cost of current services, interest on the net actuarial liabilities are recognized directly in the Company’s operating income and that of TData.

Actuarial gains and losses relating to defined benefit plans and hybrid benefit plans, in addition to recoverability limitations of surpluses for refund or reduction in future contributions are immediately recognized in other comprehensive income, causing no impact on the operating income of the Company and that of TData.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

Consolidated changes in plans that generate surplus and deficit are as follows:

	Consolidated
	Surplus plans	Deficit plans	Total
Balances at 12.31.13	17,909	(370,351)	(352,442)
Cost of current service	(1,856)	(67)	(1,923)
Net interest on defined benefit assets/liabilities	1,584	(29,702)	(28,118)
Contributions and benefits paid by employers	2,444	3,964	6,408
Balances at 09.30.14	20,081	(396,156)	(376,075)
Cost of current service	(703)	(22)	(725)
Net interest on defined benefit assets/liabilities	527	(9,900)	(9,373)
Contributions and benefits paid by employers	(1,894)	1,934	40
Effects on comprehensive income	(3,358)	(51,985)	(55,343)
Balances at 12.31.14	14,653	(456,129)	(441,476)
Cost of current service	(2,010)	(62)	(2,072)
Net interest on defined benefit assets/liabilities	1,338	(38,379)	(37,041)
Contributions and benefits paid by employers	1,894	4,839	6,733
Balances at 09.30.15	15,875	(489,731)	(473,856)

Out of the amounts of plans generating surplus presented in the table above, the Company recorded R$15,725 and R$14,515 at September 30, 2015 and December 31, 2014, respectively (Note 10).

33)  FINANCIAL INSTRUMENTS

a) Derivative Transactions

All derivative instruments held by the Company and GVTPart. are intended to hedge against the currency risk arising from assets and liabilities in foreign currency, against inflation risk from its debenture and its lease indexed to the IPCA, and against the risk of changes in TJLP of a portion of debt with the BNDES.  As such, any changes in risk factors generate an adverse effect on the matching entry proposed to hedge.  Therefore, there are no derivative financial instruments for speculative purposes and the possible exchange risks are hedged.

The Company and GVTPart. keeps internal controls over their derivative instruments which, on management’s opinion, are appropriate to control risks associated with each performance strategy in the market.  Results obtained by the Company and GVTPart. in relation to its derivative financial instruments indicate that management has been managing risks appropriately.

The Company and GVTPart calculate the effectiveness of derivatives contracted to cover their financial liabilities at beginning of transaction and on continuous bases.  At September 30, 2015 and December 31, 2014, derivative instruments taken out were effective for the hedged items.

As long as these derivative contracts are qualified as hedge accounting, the risk covered also may be adjusted at fair value according to hedge accounting rules.

At September 30, 2015 and December 31, 2014, the Company and GVTPart had no embedded derivative contracts.

Derivative contracts have specific provisions for penalty in case of breach of contract. A breach of contract provided for in the agreements entered into with financial institutions is characterized by breach of a clause, resulting in the early settlement of the contract.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

Fair value of derivative financial instruments

The valuation method used to calculate fair value of financial liabilities (where applicable) and derivative instruments was the discounted cash flows method, considering expected settlement or realization of liabilities and assets at market rates in force as at the balance sheet date.

The fair values are calculated by projecting the future flows from operations, using BM&FBovespa curves and discounting these flows to present value using market DI rates for swaps, disclosed by BM&FBovespa.

The market values of exchange rate derivatives were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves.  The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed by CDI was determined using the 252-workday exponential convention.

Derivative financial instruments consolidated below are registered with the Brazils’ OTC Clearing House (CETIP), all classified as swaps, and not requiring margin deposits.

	Consolidated
					Accumulated effect of fair value
	Notional value		Net position at fair value		Receivable (payable)
Description	09.30.15	12.31.14	09.30.15	12.31.14	09.30.15	12.31.14

Swap contracts
Long position

Foreign currency	3,316,112	12,427,490	3,181,818	13,530,830	757,906	759,118
US$ (b)	175,238	913,635	350,607	1,377,412	156,741	326,625
EUR (a) (b)	2,865,590	85,671	2,198,132	87,018	428,980	690
LIBOR US$ (b)	275,284	164,572	633,079	266,687	172,185	92,424
YEN	-	5,065	-	4,781	-	-
EUR (f)	-	11,258,547	-	11,794,932	-	339,379

Floating rate	1,124,644	1,182,466	1,086,401	1,125,282	18,855	2,294
CDI (a) (b)	169,840	40,799	170,654	40,925	668	21
TJLP (d)	954,804	1,141,667	915,747	1,084,357	18,187	2,273

Inflation indexes	433,564	217,472	476,350	231,938	8,750	5,370
IPCA (c) (e)	205,580	217,472	226,771	231,938	7,291	5,370
IGPM (g)	227,984	-	249,579	-	1,459	-

Short position

Fixed rate	-	(11,258,547)	-	(11,458,807)	-	(3,254)
Fixed NDF (f)	-	(11,258,547)	-	(11,458,807)	-	(3,254)

Floating rate	(4,566,839)	(2,358,445)	(3,539,476)	(2,396,771)	(65,237)	(41,714)
CDI (a) (b) (c) (d) (e) (g)	(4,566,839)	(2,358,445)	(3,539,476)	(2,396,771)	(65,237)	(41,714)

Foreign currency	(307,482)	(210,118)	(489,722)	(312,834)	(4,904)	(2,176)
US$ (b)	(169,840)	(25,444)	(174,683)	(25,935)	(4,698)	(491)
EUR (a) (b)	-	(20,102)	-	(20,247)	-	(7)
LIBOR US$ (b)	(137,642)	(164,572)	(315,039)	(266,652)	(206)	(1,678)

		Long position (current and noncurrent)			785,511	766,782
		Short position (current and noncurrent)			(70,141)	(47,144)
		Receivables, net			715,370	719,638

(a) Foreign currency swaps (Euro) x CDI (R$2,073,564) – swap transactions contracted with various maturities in 2015, in order to hedge against foreign exchange variation risk of loan transactions in Euros to GVT (debt book value of R$2,074,095).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

(b) Foreign currency swaps (Euro) (R$124,568) and (CDI x Dollar) (R$170,653) - swap transactions were contracted with maturities up to November 9, 2015, in order to hedge against foreign exchange variation risk for net amounts payable in Euro (book value of R$174,683 in US Dollars).

(c) Swap IPCA x CDI percentage (R$31,675) - swap transactions contracted with annual maturities until 2014, in order to hedge the flow identical to that of debentures (4th issue – 3rd series) indexed to IPCA (book balance of R$33,218).

(d) Swaps of TJLP x CDI (R$915,747) – swap transactions contracted with maturity dates until 2019, to hedge against variation of TJLP for loans with the BNDES (debt book value of R$1,313,021).

(e) Swap of IPCA x CDI (R$195,096) – swap transactions maturing in 2033 for the purpose of hedging against IPCA variation risk of finance lease (book balance of R$195,890).

(f) NDF EUR x R$ and R$ x EUR – NDF operations taken out with maturity in 2015, in order to hedge against exposures to Euro variation of the transaction assumed in the GVTPart. purchase operation.

(g) Swap IGPM x CDI (R$249,579) – swap transactions taken out with maturities from 2016 to 2018 in order to hedge against IGPDI variation in regulatory commitments in connection with 4G license.

Following are the balances of derivative transactions at September 30, 2015 and December 31,2014:

	Consolidated
	Book value		Fair value
Description	09.30.15	12.31.14	09.30.15	12.31.14

Long position

Financial instruments at fair value recognized in other comprehensive income	4,449,347	14,657,304	4,449,347	14,657,304

Cash flow Hedge
Non-Deliverable Forwards (NDF)	-	11,794,932	-	11,794,932
Swap	317,908	266,687	317,908	266,687

Fair Value Hedge
Swap	4,131,439	2,595,685	4,131,439	2,595,685

Financial instruments at fair value recognized in P&L	295,221	230,746	295,221	230,746

Derivatives not designated as hedge
Non-Deliverable Forwards (NDF)	-	4,781	-	4,781
Swap	295,221	225,965	295,221	225,965

Current assets	3,104,174	13,282,083	3,104,174	13,282,083
Noncurrent assets	1,640,394	1,605,967	1,640,394	1,605,967

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	Book value		Fair value
Description	09.30.15	12.31.14	09.30.15	12.31.14

Short position

Financial instruments at fair value recognized in other comprehensive income	3,734,447	13,938,826	3,734,447	13,938,826

Cash flow Hedge
Non-Deliverable Forwards (NDF)	-	11,458,807	-	11,458,807
Swap	148,273	174,263	148,273	174,263

Fair Value Hedge
Swap	3,586,174	2,305,756	3,586,174	2,305,756

Financial instruments at fair value recognized in P&L	658,498	229,586	658,498	229,586

Contingent payment	363,747	-	363,747	-

Derivatives not designated as hedge
Non-Deliverable Forwards (NDF)	-	5,271	-	5,271
Swap	294,751	224,315	294,751	224,315

Current liabilities	2,629,801	12,691,155	2,629,801	12,691,155
Noncurrent liabilities	1,763,144	1,477,257	1,763,144	1,477,257

The distribution of consolidated swap contract maturities at September 30, 2015 is as follows:

	Maturity
Swap contracts	2015	2016	2017	From 2018 onwards	Receivable (payable) at 09.30.15

Foreign currency x CDI	505,235	83,268	90,496	78,605	757,604
CDI vs. foreign currency	(4,029)	-	-	-	(4,029)
TJLP x CDI	(6,404)	(24,285)	(7,126)	18,065	(19,750)
IPCA x CDI	(2,031)	(2,344)	(2,242)	(12,315)	(18,932)
IGP-M vs. CDI	-	1,459	(419)	(563)	477
Foward	-	-	-	-	-
Total	492,771	58,098	80,709	83,792	715,370

For the purpose of preparing the quarterly information, the Company and GVTPart. adopted the fair value hedge accounting methodology for its foreign currency swaps versus CDI, IPCA versus CDI and TJLP versus CDI intended for covering the financial debt. According to this methodology, both derivative and covered risk are valued at their fair value.

The ineffective portion at September 30, 2015 amounted to R$2,661 (R$2,195 at December 31, 2014).

At September 30, 2015 and 2014, the transactions with derivatives generated positive and consolidated negative (net) result of R$1,008,343 and R$6,259, respectively (Note 26).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

Sensitivity analysis to the Company’s risk variables

CVM Ruling No. 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 - Financial Instruments:  Disclosure (equivalent to IFRS 7), a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered significant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

Pursuant to the abovementioned, each transaction with derivative financial instruments was assessed, taking into consideration a probable realization scenario and two scenarios that may generate adverse results to the Company or to GVTPart.

In the probable scenario the assumption considered was to keep, on the maturity dates of each transaction, what the market has been showing through BM&FBovespa market curves (currency and interest). Thus, in the probable scenario, there is no impact on the fair value of derivative financial instruments already presented above. For scenarios II and III, pursuant to the CVM Rule, a deterioration of 25% and 50%, respectively, was considered in the risk variables.

As the Company and GVTPart have only derivative instruments to hedge their assets and liabilities in foreign currency, the changes in scenarios are followed by the respective hedged items, thus indicating that the effects are virtually null.  For these operations, the Company reported the balance of the hedged item and of the derivative financial instrument in separate lines in the sensitivity analysis table in order to provide information on consolidated net exposure for each of the three scenarios mentioned, as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

Sensitivity analysis - net exposure

Sensitivity analysis - net exposure

Consolidated
Transaction	Risk	Probable	25% deterioration	50% deterioration

Hedge (long position)	Derivatives (EUR depreciation risk)	124,568	155,718	186,886
Payables in EUR	Debt (EUR appreciation risk)	(107,781)	(134,727)	(161,672)
Receivables in Euro	Debt (EUR depreciation risk)	10,578	13,222	15,867
	Net exposure	27,365	34,213	41,081

Hedge (long position)	Derivatives (EUR depreciation risk)	2,073,564	2,592,682	3,112,094
EUR firm commitment	EUR Debt (EUR appreciation risk)	(2,073,564)	(2,592,682)	(3,112,094)
	Net exposure	-	-	-

Hedge (long position)	Derivatives (US$ depreciation risk)	(174,683)	(218,369)	(262,042)
Payables in US$	Debt (US$ appreciation risk)	(93,960)	(117,450)	(140,940)
Payables in US$	Debt (US$ depreciation risk)	273,734	342,167	410,601
	Net exposure	5,091	6,348	7,619

Hedge (long position)	Derivatives (risk of decrease in IPCA)	226,771	249,733	277,439
Debt in IPCA	Debt (risk of increase in IPCA)	(226,976)	(249,948)	(277,679)
	Net exposure	(205)	(215)	(240)

Hedge (long position)	Derivatives (risk of decrease in IGP-DI)	248,379	252,615	257,038
Debt in IGP-DI	Debt (risk of increase in IGP-DI)	(248,379)	(252,615)	(257,038)
	Net exposure	-	-	-

Hedge (long position)	Derivatives (risk of decrease in UMBND)	668,647	855,111	1,050,351
Debt in UMBND	Debt (risk of increase in UMBND)	(666,360)	(852,132)	(1,046,624)
	Net exposure	2,287	2,979	3,727

Hedge (long position)	Derivatives (risk of decrease in TJLP)	915,747	961,025	1,010,871
Debt in TJLP	Debt (risk of increase in TJLP)	(915,789)	(961,070)	(1,010,921)
	Net exposure	(42)	(45)	(50)

Hedge (CDI position)
Hedge USD and EUR (short and long position)	Derivatives (Risk of increase in CDI)	(1,598,596)	(1,598,634)	(1,598,672)
Hedge IPCA (short position)	Derivatives (Risk of increase in CDI)	(245,703)	(245,770)	(245,829)
Hedge IGPM (short position)	Derivatives (Risk of increase in CDI)	(249,100)	(249,100)	(249,100)
Hedge UMBND (short position)	Derivatives (Risk of increase in CDI)	(339,927)	(344,469)	(348,549)
Hedge TJLP (short position)	Derivatives (Risk of increase in CDI)	(935,497)	(936,367)	(937,161)
	Net exposure	(3,368,823)	(3,374,340)	(3,379,311)

Total net exposure in each scenario		(3,334,327)	(3,331,060)	(3,327,174)

Net effect on change in current fair value		-	3,267	7,153

Sensitivity analysis assumptions

Sensitivity analysis assumptions

Risk variable	Probable	25% deterioration	50% deterioration
USD	3.9729	4.9661	5.9594
EUR	4.4508	5.5636	6.6763
YEN	0.0332	0.0415	0.0497
IPCA	9.5%	11.9%	14.2%
IGPM	8.4%	10.4%	12.5%
IGP-DI	9.3%	11.6%	14.0%
UMBND	0.0803	0.1004	0.1205
URTJLP	1.9764	2.4706	2.9647
CDI	14.1%	17.7%	21.2%

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

For calculation of the net exposure of the sensitivity analysis, all derivatives were considered at market value and only the hedged items designated under the fair value hedge accounting methodology were also considered at their fair value.

The fair values stated in the table above derives from a portfolio position at September 30, 2015; however, they do not reflect the expected realization due to the market fluctuations, which are constantly monitored by the Company and GVTPart.  The use of different assumptions may affect significantly the estimates.

b) Fair Value

The Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, both interpretation of market information and selection of methodologies require considerable judgment and reasonable estimates in order to produce adequate realizable values.   Consequently,, the estimates presented do not necessarily indicate the amounts that could be realized in the current market. The use of different market hypothesis and/or methodologies may have a significant effect on the estimated realizable values. At September 30, 2015 and December 31, 2014, the Company and its subsidiaries detected no significant or prolonged impairment in the recoverable amount of its financial instruments.

The tables below present breakdown of financial assets and liabilities at September 30, 2015 and December 31, 2014.

Company
		Fair value hierarchy	Book balance		Fair value
Financial assets	Classification by category		09.30.15	12.31.14	09.30.15	12.31.14
Current
Cash and cash equivalents (Note 4)	Amortized cost		5,293,875	3,835,304	5,293,875	3,835,304
Trade accounts receivable, net (Note 5)	Loans and receivables		6,879,814	6,470,764	6,879,814	6,470,764
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	5,265	2,218	5,265	2,218
Derivative transactions (Note 33)	Coverage	Level 2	78,086	611,721	78,086	611,721

Noncurrent
Trade accounts receivable, net (Note 5)	Loans and receivables		237,528	190,288	237,528	190,288
Ownership interest (Note 11)	Available for sale	Level 3	7,877,270	1,232,956	7,877,270	1,232,956
Derivative transactions (Note 33)	Coverage	Level 2	277,777	152,843	277,777	152,843
Total financial assets			20,649,615	12,496,094	20,649,615	12,496,094

Company
		Fair value hierarchy	Book balance		Fair value
Financial liabilities	Classification by category		09.30.15	12.31.14	09.30.15	12.31.14
Current
Trade accounts payable (Note 15)	Amortized cost		7,302,315	7,675,632	7,302,315	7,675,632
Loans, financing and finance lease agreements (Note 20)	Amortized cost		683,725	1,509,471	829,010	1,646,869
Debentures (Note 20)	Amortized cost		776,598	755,047	1,147,133	1,053,265
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	4,796	568	4,796	568
Derivative transactions (Note 33)	Coverage	Level 2	28,565	22,443	28,565	22,443

Noncurrent
Loans, financing and finance lease agreements (Note 20)	Amortized cost		1,867,717	2,123,126	1,648,111	1,899,755
Debentures (Note 20)	Amortized cost		3,419,731	3,411,616	3,018,281	3,077,269
Contingent payment (Note 20)	Measured at fair value through profit or loss		363,747	-	363,747	-
Derivative transactions (Note 33)	Coverage	Level 2	36,780	24,133	36,780	24,133
Total financial liabilities			14,483,974	15,522,036	14,378,738	15,399,934

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

Consolidated
		Fair value hierarchy	Book balance		Fair value
Financial assets	Classification by category		09.30.15	12.31.14	09.30.15	12.31.14
Current
Cash and cash equivalents (Note 4)	Amortized cost		6,315,241	4,692,689	6,315,241	4,692,689
Trade accounts receivable, net (Note 5)	Loans and receivables		8,169,311	6,724,061	8,169,311	6,724,061
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	5,265	2,218	5,265	2,218
Derivative transactions (Note 33)	Coverage	Level 2	502,469	611,721	502,469	611,721

Noncurrent
Trade accounts receivable, net (Note 5)	Loans and receivables		352,191	299,405	352,191	299,405
Ownership interest (Note 11)	Available for sale	Level 3	105,537	79,805	105,537	79,805
Derivative transactions (Note 33)	Coverage	Level 2	277,777	152,843	277,777	152,843
Total financial assets			15,727,791	12,562,742	15,727,791	12,562,742

Consolidated
		Fair value hierarchy	Book balance		Fair value
Financial liabilities	Classification by category		09.30.15	12.31.14	09.30.15	12.31.14
Current
Trade accounts payable (Note 15)	Amortized cost		8,001,500	7,641,191	8,001,500	7,641,191
Loans, financing and finance lease agreements (Note 20)	Amortized cost		3,136,950	1,509,471	3,352,343	1,646,869
Debentures (Note 20)	Amortized cost		776,598	755,047	1,147,133	1,053,265
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	4,796	568	4,796	568
Derivative transactions (Note 33)	Coverage	Level 2	28,565	22,443	28,565	22,443

Noncurrent
Loans, financing and finance lease agreements (Note 20)	Amortized cost		3,046,222	2,123,126	2,578,144	1,899,755
Debentures (Note 20)	Amortized cost		3,419,731	3,411,616	3,018,281	3,077,269
Contingent payment (Note 20)	Measured at fair value through profit or loss		363,747	-	363,747	-
Derivative transactions (Note 33)	Coverage	Level 2	36,780	24,133	36,780	24,133
Total financial liabilities			18,814,889	15,487,595	18,531,289	15,365,493

c) Capital Management and Risk Management Policy

Capital management

The objective of the Company capital management is to maintain a solid credit rating with the institutions as well as optimal capital ratio to support the Company businesses and maximize value to shareholders.

The Company manages its capital structure through adjustments and adaptation to current economic conditions. For this purpose, the Company may pay dividends, take out new loans, issue promissory notes and contract derivative transactions.  For the quarter ended September 30, 2015, there were no changes in the Company’s objectives, policies or capital structure processes.

The Company and its subsidiaries include in the net debt structure the following balances: loans, financing, debentures, finance lease, contingent payment and derivatives transactions (Note 20), net of cash and cash equivalents (Note 4) and short-term investments as a guarantee to the BNB financing.

Consolidated net debt-to-equity ratio on Company’s equity are as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	09.30.15	12.31.14
Cash and cash equivalents	6,315,241	4,692,689
Loans, financing, debentures, finance lease agreement , contingent consideration and derivative transactions (net of short-term investments given in guarantee to the debt)	(9,973,622)	(7,019,168)
Net debt	3,658,381	2,326,479
Equity	67,403,199	44,950,095
Net debt-to-equity ratio	5.43%	5.18%

Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

The main market risk factors that affect the Company and its subsidiaries’ business are as follows:

a)   Currency risk

There is a risk arising from the possibility of the Company and its subsidiaries incur losses due to fluctuations in exchange rates, which increase expenses derived from its loans taken out in foreign currency.

At September 30, 2015, 27.2% of the financial debt was denominated in foreign currency (15.9% at December 31, 2014). The Company and its subsidiaries take out derivative transactions (foreign exchange hedge) from financial institutions to hedge against exchange variation on its financial debt in foreign currency (R$2,727,043 and R$1,237,422 at September 30, 2015 and December 31, 2014, respectively). In view of this, total debt was covered by long position on currency hedge transactions (swap for CDI) on those dates.

Also, there is the exchange risk associated with non-financial assets and liabilities denominated in foreign currency, which may generate a lower value receivable or a higher value payable, according to the exchange variation of the period.

Hedging transactions were engaged to minimize the risk associated with exchange variation to non-financial assets and liabilities in foreign currency. This balance is subject to daily changes due to business dynamics. However, the Company and its subsidiaries intend to cover the net balance of these rights and obligations (US$21,839 thousand receivable and €45,826 thousand payable at September 30, 2015 and US$29,676 thousand receivable and €20,700 thousand payable at December 31, 2014) to minimize the related currency risk.

b)   Interest rate and inflation risk

This risk arises from the possibility that the Company incurs losses due to an unfavorable change in internal interest rates, which may negatively affect financial expenses connected with part of  the debentures pegged to the CDI and derivative short positions (exchange rate  hedge andIPCA) taken out at floating interest rates (CDI).

The debt to BNDES is restated by reference to the Long-Term Interest Rate (TJLP) variation, established quarterly by the National Monetary Council (CMN), which, in  March 2015, decided to increase it to 6.00% p.a. from April 1 to June 30, 2015. TJLP increase was of 0.50% in relation to the rate previously in force, namely 5.50% p.a. From July to September 2015, the rate changed to 6.50% p.a.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

The risk of inflation arises from the debentures of 1st Issue - Minas Comunica, indexed by reference to the IPCA, which may adversely affect the financial expenses in the event of an unfavorable change in this index.

In order to reduce the exposure to the domestic variable interest rate (CDI), the Company and its subsidiaries invest the excess of cash and cash equivalents, in the amount of R$6,176,814 (R$4,628,679 at December 31 2014), largely in short-term investments (Bank Deposit Certificates - CDB) based on the CDI variation.  The book values of these financial instruments approximate their market values, as they are redeemable in the short term.

c)   Liquidity risk

Liquidity risk refers to any circumstance in which the Company or its subsidiaries do not have sufficient funds to settle their commitments due to different currencies and realization/liquidity terms of their rights and obligations.

The Company and its subsidiaries organized the maturities of non-derivative financial instruments, as stated in Note 20, as well as their respective derivatives, as stated in the payment schedule disclosed on that Note, so as to not affect its liquidity.

The Company and its subsidiaries’ liquidity and cash flow is managed on a daily basis by management in order to ensure that the generation of operating cash and early fundraising, where necessary, are sufficient to maintain their schedule of commitments, not generating liquidity risks

Following are a summary maturity schedule of consolidated financial liabilities contractually provided for:

At September 30, 2015	Within 1 year	From 1 to 2 years	From 2 to 5 years	Above 5 years	Total
Trade accounts payable (Note 15)	8,001,500	-	-	-	8,001,500
Loans, financing and finance lease agreement (Note 20)	3,136,950	896,895	1,860,967	288,360	6,183,172
Debentures (Note 20)	776,598	1,999,338	1,406,518	13,875	4,196,329
Contingent payment (Note 20)	-	-	-	363,747	363,747
Derivative transactions (Note 33)	33,361	14,965	6,472	15,343	70,141
Total	11,948,409	2,911,198	3,273,957	681,325	18,814,889

At December 31, 2014	Within 1 year	From 1 to 2 years	From 2 to 5 years	Above 5 years	Total
Trade accounts payable (Note 15)	7,641,191	-	-	-	7,641,191
Loans, financing and finance lease agreement (Note 20)	1,509,471	602,892	1,401,595	118,639	3,632,597
Debentures (Note 20)	755,047	-	3,397,741	13,875	4,166,663
Derivative transactions (Note 33)	23,011	11,617	8,560	3,956	47,144
Total	9,928,720	614,509	4,807,896	136,470	15,487,595

d)   Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty in receiving amounts billed to its customers and sales of handsets and pre-activated pre-paid cards to the distributor’s network.

The credit risk from trade accounts receivable is diversified and minimized by a strict control of the customers base. The Company constantly monitors the level of accounts receivable of post-paid plans and limits the risk of past-due accounts, interrupting access to telephone lines for past due bills. The mobile customer base predominantly uses the prepaid system, which requires prior charging and consequently entails no credit risk.  There are exceptions to the telephony services which must be kept for national security or defense reasons.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

The Company and its subsidiaries are also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain transactions and receivables from derivative transactions.  The Company and its subsidiaries control the credit limit granted to each counterparty and diversify this exposure among top-tier financial institutions, according to the financial counterparty credit policy in force.

34)  COMMITMENTS AND GUARANTEES (RENTALS)

The Company and its subsidiaries lease equipment, facilities, and several stores, administrative buildings, and sites where the radio-base stations are located, through several non-cancellable operating agreements maturing on different dates, with monthly payments.

At September 30, 2015, the total amounts corresponding to the full period of the contracts were as follows:

	Company	Consolidated
Within 1 year	1,598,875	1,780,677
From 1 to 5 years	5,729,040	6,333,307
More than 5 years	6,705,698	7,217,691
Total	14,033,613	15,331,675

35) PRO FORMA CONSOLIDATED INCOME STATEMENTS (UNAUDITED OR REVIEWED)

In compliance with CVM Rule No. 565 of June 15, 2015, and CVM Ruling No. 709 of May 2, 2013, the Company presents below the unaudited pro forma consolidated income statements for the year ended December 31, 2014, and for the nine-month periods ended September 30, 2015 and 2014.

Pro forma consolidated income statement for the year ended December 31, 2014

	Telefônica Brasil consolidated	GVTPart consolidated	Pro Forma adjustments	Eliminations	Total Pro Forma
Net operating revenue	34,999,969	5,416,755	(20,090)	(178,425)	40,218,209
Cost of sales and services	(17,222,675)	(2,696,453)	(62,159)	178,425	(19,802,862)
Gross profit	17,777,294	2,720,302	(82,249)	-	20,415,347

Operating income (expenses)	(12,668,265)	(1,614,954)	(345,540)	-	(14,628,759)
Selling expenses	(10,466,725)	(1,120,526)	(320,803)	-	(11,908,054)
General and administrative expenses	(1,803,803)	(450,275)	-	-	(2,254,078)
Other operating income (expenses), net	(397,737)	(44,153)	(24,737)	-	(466,627)
Operating income	5,109,029	1,105,348	(427,789)	-	5,786,588

Financial income (expenses), net	(361,995)	(171,377)	-	-	(533,372)
Equity pickup	6,940	-	-	-	6,940
Income before taxes	4,753,974	933,971	(427,789)	-	5,260,156

Income and social contribution taxes	182,685	(302,594)	145,448	-	25,539

Net income for the year	4,936,659	631,377	(282,341)	-	5,285,695

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

Pro forma consolidated income statement for the nine-month period ended September 30, 2015

	Telefônica Brasil, consolidated for the nine-month period ended 09.30.15	GVTPart. Consolidated for the four-month period ended 04.30.15	Pro Forma adjustments	Eliminations	Total Pro Forma
Net operating revenue	29,525,983	1,899,513	-	(52,644)	31,372,852
Cost of sales and services	(14,987,070)	(991,472)	(17,134)	52,644	(15,943,032)
Gross profit	14,538,913	908,041	(17,134)	-	15,429,820

Operating income (expenses)	(10,786,600)	(564,647)	(131,853)	-	(11,483,100)
Selling expenses	(8,875,775)	(407,697)	(126,328)	-	(9,409,800)
General and administrative expenses	(1,449,255)	(154,155)	-	-	(1,603,410)
Other operating income (expenses), net	(461,570)	(2,795)	(5,525)	-	(469,890)
Operating income	3,752,313	343,394	(148,987)	-	3,946,720

Financial income (expenses), net	(647,919)	(260,520)	-	-	(908,439)
Equity pickup	1,469	-	-	-	1,469
Income before taxes	3,105,863	82,874	(148,987)	-	3,039,750

Income and social contribution taxes	(770,163)	(30,492)	50,656	-	(749,999)

Net income for the period	2,335,700	52,382	(98,332)	-	2,289,750

Pro forma consolidated income statement for the nine-month period ended September 30, 2014

	Telefônica Brasil consolidated	GVTPart consolidated	Pro Forma adjustments	Eliminations	Total Pro Forma
Net operating revenue	25,952,439	4,006,892	(14,840)	(135,145)	29,809,346
Cost of sales and services	(12,806,037)	(2,004,167)	(47,416)	135,145	(14,722,475)
Gross profit	13,146,402	2,002,725	(62,256)	-	15,086,871

Operating income (expenses)	(9,433,499)	(1,190,386)	(262,463)	-	(10,886,348)
Selling expenses	(7,685,284)	(830,155)	(240,545)	-	(8,755,984)
General and administrative expenses	(1,414,337)	(337,089)	-	-	(1,751,426)
Other operating income (expenses), net	(333,878)	(23,142)	(21,918)	-	(378,938)
Operating income	3,712,903	812,339	(324,719)	-	4,200,523

Financial income (expenses), net	(276,770)	28,033	-	-	(248,737)
Equity pickup	6,502	-	-	-	6,502
Income before taxes	3,442,635	840,372	(324,719)	-	3,958,288

Income and social contribution taxes	233,113	(276,432)	110,404	-	67,085

Net income for the period	3,675,748	563,940	(214,315)	-	4,025,373

Notes to the income statements

1)   Description of transactions and basis of preparation of the pro forma consolidated financial information

a) Basis of preparation of income statements

The historical financial information referring to the Company and used in the preparation of these income statements was obtained from the historical financial statements for the year ended December 31, 2014, and from the quarterly information for the nine-month periods ended September 30, 2015 and 2014.

The historical financial information referring to GVTPart. and used in the preparation of these income statements was obtained from the historical financial statements for the year ended December 31, 2014, and for the nine-month periods ended September 30, 2015 and 2014.

This pro forma financial information must be read jointly with the historical financial statements of the referred to companies.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

The income statements reflect the effects of the acquisition of 100% of GVTPart.’s capital and were prepared and are presented exclusively for information purposes, under the assumption that GVTPart. was acquired on January 1, 2014.

The income statements must neither be used as an indication of future consolidated financial statements nor construed as income statements and/or effective financial position of the Company.

2) Pro forma adjustments

The income statements were prepared and are presented based on the historical financial statements of each Company, and the pro forma adjustments were determined based on assumptions and estimates believed to be reasonable:

The adjustments in the income statement reflect: i) Depreciation of appreciation (devaluation) of property and equipment; ii) amortization of appreciation (devaluation) of intangible assets; iii) amortization of trademark; iv) amortization of customer portfolio; v) income tax (25%) and social contribution tax (9%) and; vi) intercompany eliminations, as follows:

	Group in the income statements	Nine-month period ended September 30, 2015	Nine-month period ended September 30, 2014	2014

Depreciation of appreciation (devaluation) of property and equipment acquired	(a)	(2,809)	(6,321)	(8,428)

Amortization of appreciation (devaluation) of intangible assets acquired	(a)	(5,877)	(13,224)	(17,632)

Amortization of trademark	(b)	(13,111)	-	-

Amortization of customer portfolio	(b)	(110,062)	(247,639)	(330,185)

Other		(17,128)	(57,536)	(71,545)

Deferred taxes on the adjustments above	(c)	50,656	110,404	145,448

Eliminations	(d)	52,644	135,145	178,425

(a)  Amounts recognized as “Costs of sales and services”;

(b)  Amounts recognized as “Selling expenses”;

(c)  Income and social contribution taxes on adjustments;

(d)  Amounts recognized as “Net operating revenue” and “Cost of sales and services”, basically related to interconnection and network use.

36) SUBSEQUENT EVENTS

Rescheduling of 2nd series of 4th Issue Debentures

At a meeting held on October 3, 2015, the Company’s Board of Directors approved the conditions for rescheduling of 2nd series of 4th Public Issue of Non-privileged Unsecured Nonconvertible Debentures, according to the Notice to Debenture Holders published on September 22, 2015 (Note 20).

Interim dividend decided by Subsidiary (TData)

At a meeting held on October 6, 2015, calling upon the General Shareholders’ Meeting, the Board of Directors of TData approved the payment of dividend based on net income stated in the balance sheet for the six-month period ended on June 30, 2015, amounting to R$404,000, equivalent to R$0.149401512112 per common share, under the terms of article 20 of TData’s Articles of Incorporation.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2015

(In thousands of reais, unless otherwise stated)

Payment thereof will have begun by the end of 2015, at a date to be defined by the Executive Board, according to the ownership structure contained in the TData's records, through the end of day 6 October, 2015, inclusive.

Interim interest on equity decided by the Company

At a meeting held on October 19, 2015, calling upon the General Shareholders’ Meeting, the Board of Directors approved the payment of interest on equity for the fiscal year 2015, under the terms of article 28 of the Company’s Articles of Incorporation, article 9 of Law No. 9249/95 and CVM Ruling No. 638/12, in the gross amount of R$88,000, equivalent to R$0.048871837445 per common share and R$0.053759021190 per preferred share, corresponding to a net amount of Withholding Income Tax (IRRF) of R$74,800, equivalent to R$0.041541061828 per common share and R$0.045695168011 per preferred share, calculated based on the net income stated in the balance sheet as of August 31, 2015.

Payment thereof will be made up to the end of fiscal year 2016, on a date to be set by the Board of Directors and timely communicated to the market, being paid individually to shareholders, according to the ownership structure contained in the Company's records, through the end of day 31 August, 2015.

Capital increases in GVTPart. and GVT

On October 26, 2015, GVTPart. made a capital increase of R$1,740,025, through issue of 1,740,024,965 common registered shares with no par value, fully subscribed by the Company. Thus, the paid-in capital of GVTPart. was changed from R$11,758,765 to R$13,498,790, represented by 13,498,790,549 common registered shares with no par value.

On that same date, GVT made a capital increase of R$1,740,025, through issue of 1,740,024,965 common registered shares with no par value, fully subscribed by the GVTPart. Thus, the paid-in capital of GVT was changed from R$6,006,320 to R$7,746,345, represented by 13,498,790,549 common registered shares with no par value.

Settlement of 2nd Tranche - Senior Debt

On October 26, 2015, GVT. fully paid the 2nd tranche of the funding taken out from Societe Generale bank on April 28, 2015, amounting to €465 million (equivalent to R$2,008,154). On the same date, the related swap transaction was settled, which converted the exchange rate risk into a CDI variation percentage.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 12, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director